SIDLEY AUSTIN BROWN & WOOD LLP

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CHICAGO
DALLAS
LOS ANGELES
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GENEVA
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SHANGHAI
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February 13, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
SanCor Cooperativas Unidas Limitada
("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for the Quarter ended on September 30, 2002

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Comparison of the profits and losses for the three-month period ended on September 30, 2002 and the three-month period ended on September 30, 2001;

3. Minutes of the Board of Directors Meeting No. 2554, held on November 7, 2002, approving the financial statements; and

4. Minutes of the Audit Committee Meeting No. 304, held on November 7, 2002, approving the financial statements.

Information for the Fiscal Year ended on June 30, 2002

5. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

6. Minutes of the Board of Directors Meeting No. 2546, held on August 21, 2002, approving the 2001-2002 annual report;

dlw 2/19

7. Minutes of the Board of Directors Meeting No. 2547, held on September 6, 2002, approving the financial statements;

8. Minutes of the Audit Committee Meeting No. 300, held on September 6, 2002, approving the annual report and financial statements;

9. Minutes of the Administrative Council Meeting No. 2546, held on August 21 and 22, 2002, approving the agenda for the General Ordinary Assembly;

10. Minutes of the Members Meeting No. 88, held on September 27, 2002, approving the financial statements;

11. Minutes of the Administrative Council Meeting No. 2550, held on October 4, 2002, approving the "distribution of charges";

12. Minutes of the Audit Committee Meeting No. 302, held on October 4, 2002, approving the appointment of new members to the Audit Committee;

13. Compensation of the members of the Administrative Counsel and Audit Committees; and

14. Commentary on profits and losses for the 2001-2002 fiscal year.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, the following English-language documents are also enclosed:

15. Quarterly Financial information as of September 30, 2002 audited by Pistrelli, Diaz & Associates, members of Ernst & Young (in English and Spanish); and

16. Annual financial information as of June 30, 2002 audited by Pistrelli, Diaz & Associates, members of Ernst & Young, with related auditor's report thereto attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Eduardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
(Sidley Austin Brown & Wood LLP)

ENGLISH SUMMARIES

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summaries of Documents 1-4

Document 1

Certain financial information for the three month period ended September 30, 2002 compared to the same period in 2001:

(In pesos)		September 30, 2001	September 30, 2002
I) NET SALES		320,276,269	242,527,186
II) CURRENT ASSETS (Inventories excluded)			
Cash and amounts due from banks		27,008,715	5,105,296
Transitory investments		45,615,967	2,177,623
Receivables		346,553,183	224,938,910
Deferred Charges		25,120,581	10,980,178
	Total	444,298,446	243,202,007
(III) CURRENT LIABILITIES		655,614,692	579,625,278

Document 2

Comparison of the three month period ended September 30, 2002 and the three month period ended September 30, 2001.

Net Sales - The net sales of SanCor during the three month period ended September 30, 2002 (the "First Quarter 2002/2003") were 242.5 million pesos, representing a decrease of 24.3%, compared to the sum of 320.3 million pesos in the three month period ended September 30, 2001 (the "First Quarter 2001/2002"). The decrease of net sales was mainly due to a reduction of product placement in the domestic market, which was not compensated by an increase in exports. Furthermore, there was a decrease in the level of domestic prices, which was not compensated by an increase in the unitary value of export sales, originated by the exchange rate.

Cost of Sales - The cost of sales decreased 26.6% from 254.6 million pesos during the First Quarter 2001/2002 as compared to 186.8 million pesos in the First Quarter 2002/2003. SanCor attributes this decrease mainly to a lower volume of commercialized products placed in the market, lower levels of raw milk prices and a drop in labor costs. The variation shown for raw milk and labor are fundamentally due to the decrease in the level of domestic prices, originating from the situation of our country during that time.

Sales and Administrative Expenses - Sales expenses decreased 46.7% from 65.7 million pesos in the First Quarter 2001/2002 to 35.0 million pesos in the First Quarter 2002/2003; the administrative expenses decreased 48.6% from 7.6 million pesos in the First Quarter 2001/2002 to 3.9 million pesos in the First Quarter 2002/2003. The decrease in the cost of sales resulted primarily from a decrease in the level of sales and a decrease in the constant value of pesos. The decrease in administrative expenses is mainly attributed to the fact that the increase in salaries was less than the increase in inflation.

Net Financial Expenditures - The net financial expenditures decreased 15.0% from 26.0 million pesos in the First Quarter 2001/2002 to 22.1 million pesos in the First Quarter 2002/2003. The mentioned variation has its origin in the positive effects of local currency variation during the First Quarter 2002/2003, which, in part, reverted the negative impact of the financial debt of previous periods.

Tax to the Bank's Debits and Credits and Cooperative Fund Promotion – Based on the importance of tax concepts, SanCor decided to separate the most important tax components in the Income Statement. The first component represents a new tax which impacted our results in the First Quarter 2002/2003 by 1.6 million pesos. The impact was mainly due to the decrease in SanCor's net assets. It was determined that such was not taxable.

Operating results - The operating results of SanCor increased by 28.0 million pesos, from a loss of 35.0 million pesos in the First Quarter 2001/2002 to a loss of

6.9 million pesos in the First Quarter 2002/2003. This change is a consequence of the combined effect of the variations in the revenues and operating costs for that period.

Other Net Revenue – The loss of 7.4 million pesos in the First Quarter 2001/2002 decreased to a loss of 2.5 million pesos in the First Quarter 2002/2003. This decrease is mainly due to a lesser impact of the Early Retirement System.

Net Result - SanCor declared a net result of a loss of 9.4 million pesos for the First Quarter 2002/2003, and a net result of a loss of 42.4 million pesos in the First Quarter 2001/2002. The lower negative result is a consequence of concepts already analyzed.

Document 3

Minutes of the meeting of the Administrative Council of SanCor on November 7, 2002.

The meeting of the Administrative Council of SanCor took place on November 7, 2002 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2554). President Miguel Omar Altuna submits to the present members of the council the report of the First Quarter 2002/2003 financial statements for the three month period ended September 30, 2002. The report concerns the following: (I) Balance sheets of SanCor for the three month period ended September 30, 2002; (II) Statements of income of SanCor for the three month period ended September 30, 2002; (III) Statement of Changes in Cooperative Equity of SanCor for the three month period ended September 30, 2002; (IV) Origin and application of funds of SanCor for the three month period ended September 30, 2002; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the three month period ended September 30, 2002 required by the laws of the National Securities Commission; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 6:35 p.m.

Signed: President Mr. Miguel Omar Altuna
Secretario Mr. Clemar Juan Garnero

Document 4

Minutes of the meeting of the Auditors' Committee of SanCor (No. 304) held on November 7, 2002.

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 304), Mr. Ricieri Luis Paulón, Néstor Juan Garetto and José Luis Juan, took place in Sunchales on November 7, 2002. The First Quarter financial statements for the period ended September 30, 2002: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2,554 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved: (1) To ratify the financial statements and summary information of SanCor. This documentation consists of the following items: (I) Balance sheets of SanCor for the three month period ended September 30, 2002; (II) Statements of income of SanCor for the three month period ended September 30, 2002; (III) Statement of Changes in Cooperative Equity of SanCor for the three month period ended September 30, 2002; (IV) Origin and application of funds of SanCor for the three month period ended September 30, 2002; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provision and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informational report; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 7:45 p.m.

Signed: Mr. Ricieri Luis Paulón
Mr. Néstor Juan Garetto
Mr. José Luis Juan

SanCor Cooperativas Unidas Limitada ("SanCor")
English Summaries of Documents 5-14

Document 5

Certain financial information for the twelve month period ended June 30, 2002 compared to the same period in 2001.

(In pesos)	6/30/01	6/30/02
I) NET SALES	1,266,825,791	1,067,008,770
II) CURRENT ASSETS (inventories excluded)		
Cash and amounts due from banks	18,232,928	312,584
Transitory investments	4,621,721	956,975
Receivables	332,678,603	206,566,494
Deferred Charges	22,905,174	9,158,273
Total	378,438,426	216,994,326
(III) CURRENT LIABILITIES	511,596,902	507,922,622

Document 6

Minutes of the meeting of the Administrative Council No. 2546 held on August 21 and 22, 2002 (pertinent part).

Annual Report 2001/2002: Verbal explanations and information regarding the annual report from the President, Mr. Miguel Omar Altuna, on all the points included in the report. The following was resolved: 1) The Annual Report corresponding to the 62nd fiscal year ended June 30, 2002 was approved and 2) The Annual Report will be distributed to the primary cooperative of SanCor to be discussed at their General Ordinary Assembly on September 27, 2002.

Signed by: Miguel Omar Altuna -President; Emilio Gerardo Walter -Secretary

Document 7

Minutes of the meeting of the Administrative Council No. 2547 held on September 6, 2002 (pertinent part).

Financial Statements as of June 30, 2002. The following documents, which had been presented in relation to the Financial Statements 2000/2001, have been approved by the accountants:

1. Balance sheets of SanCor for the fiscal year ending June 30, 2002.
2. Income Statements of SanCor for the fiscal year ending June 30, 2002.
3. Statement of Changes in Cooperative Equity of SanCor for the fiscal year ended June 30, 2002.
4. Origin and Application of SanCor Funds for the fiscal year ending June 30, 2002.
5. Notes and Annexes (A, B, C, E, F, G and H) to the Financial Statements as of June 30, 2002.
6. Table of Statistics.
7. Consolidated balance sheets as of June 30, 2002.
8. Consolidated Statements of income for the fiscal year ended June 30, 2002.
9. Consolidated Origin and Application of Funds for the fiscal year ended June 30, 2002.
10. Notes to the consolidated financial Statements as of June 30, 2002.
11. Outline of information for the fiscal year ending June 30, 2002 in accordance with the rules of the National Securities Commission (Comisión Nacíonal de Valores).
12. Table of sales, current assets (excluding inventories) and current liabilities as submitted to the Electronic Open Market.
13. Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 62 of the Domestic Rules of the Buenos Aires Stock Exchange.
14. Information of assignments to the Administrative Council and Auditors' Committee.

Also, the subscribed capital was set at $258,030,770. Such action was necessary in order that subscribed capital – together with Reserves and Funds – covers 40% of Total Assets, in accordance with Article 10 of the Bylaws of SanCor.

With respect to the above results, the following is set forth:

- Approve absorption of the loss of $26,995,510 from "Adjustments to Previous Year Income" account by the Special Reserve of Art. 42 of Law 20337.

- Approve absorption of the loss of $211,509,604 from the current fiscal year, according to the following: I) $9,257,626 by the Special Reserve of Art. 42 of Law 20337, II) $2,502,034 by the Legal Reserve, III) $194,806,926 by the Technical Revaluation Reserve, IV) $4,943,018 by the Capital Adjustment account, V) submit for consideration of the next annual meeting the possibility of capitalizing 100% of Capital Adjustment of $ 110,388,274.

Signed by: Miguel Omar Altuna -President; Emilio Gerardo Walter –Secretary

Document 8

Minutes of the meeting of the Auditors' Committee No. 300 held on September 6, 2002 (pertinent part).

The members of the Auditors' Committee analyzed the information presented by the Administrative Manager contained in the Financial Statements and the related information of the 62nd fiscal year of SanCor, ended on June 30, 2002.

After their analysis, the committee decides to: Ratify the Financial Statements and the related information for the 62nd fiscal year. The information was prepared in accordance with applicable procedures. The financial statements contained: 1. Balance sheets of SanCor for the fiscal year ending June 30, 2002; 2. Income Statements of SanCor for the fiscal year ending June 30, 2002; 3. Statement of Changes in Cooperative Equity of SanCor for the fiscal year ended June 30, 2002; 4. Origin and Application of Funds for the fiscal year ending June 30, 2002; 5. Notes and Annexes (A, B, C, E, F, G and H) to the Financial Statements as of June 30, 2002; 6. Table of Statistics; 7. Consolidated balance sheets as of June 30, 2002; 8. Consolidated statements of income for the fiscal year ended June 30, 2002; 9. Consolidated Origin and Application of Funds for the fiscal year ended June 30, 2002; 10. Notes to the consolidated financial statements as of June 30, 2002; 11. Outline of information for the fiscal year ending June 30, 2002 in accordance with the rules of the National Securities Commission; 12. Table of sales, current assets and current liabilities as submitted to the Electronic Open Market; 13. Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 62 of the Domestic Rules of the Buenos Aires Stock Exchange; 14. Information of assignments to the Administrative Council and Auditors' Committee. C.1) Set subscribed capital at $258,030,770 in accordance with Article 10 of the Bylaws, which action was necessary so that subscribed capital – together with Reserves and Funds – cover 40% of Total Assets. C.2) Approve absorption of the loss of $26,995,510 under the caption "Adjustments to Previous Year Income," by the Special Reserve of Art. 42 of Law 20337.3) Approve the loss of $211,509,604 from the current fiscal year, the loss is absorbed according to the following: I) $9,257,626 by the Special Reserve of Art. 42 of Law 20337, II) $2,502,034 the Legal Reserve, III) $194,806,926 by absorption of Technical Revaluation Reserve, IV) $4,943,018 by the Capital adjustment account, V) To submit for consideration of the next annual meeting the possibility of capitalizing 100% of Capital adjustment of $110,388,274.

Presentation for the next annual meeting of the information contained in the Financial Statements and the complementary information of the 62nd fiscal year of SanCor, ended on June 30, 2002.

Signed by: Ricardo Alberto Garrone– President from The Auditors Committee

Document 9

Minutes of the meeting of the Administrative Council of SanCor No. 2546 held on August 21 and 22, 2002 (pertinent part).

Meeting of the General Assembly

President Miguel Omar Altuna finds the documents to be submitted to the General Assembly acceptable and establishes the "order of the day" for the assembly. The following are resolved:

A) General Ordinary Assembly to be held on Friday, September 27, 2002 in Sunchales, Santa Fe;

B) The meeting of the General Ordinary Assembly shall proceed in the following order:

(i) Verification of proxies.

(ii) Appointment of two (2) attendees to approve and sign the Minutes of the Meeting, together with the President and Secretary.

(iii) Discussion of the sanctions to apply to the following associates: Cooperativa de Tamberos "El Agarrobal" Limitada N° 22; Cooperativa de Tamberos " El Chipión" Limitada N° 74; Cooperativa de Tamberos " La Crispense N° 241 and "Tambos" Cooperativa Tambera Limitada N° 448, established in the Art. 11° (annex c) of our Bylaws, according to the annexed information and proposal relating to each one of the before mentioned.

(iv) Discussion of the Annual Report, Balance Sheets, Statement of Income, and Exhibits, related to the 62nd Fiscal Year ended June 30, 2002. Reports from the Statutory Audit Committee and External Auditor.

(v) Consideration of the impact of the attached project on the "Capital Adjustment" account.

(vi) Consideration of the authorization of the Administrative Council to SanCor Cooperativas Unidas Ltda. to participate in an association to produce and market dairy products in the domestic and external market.

(vii) Analysis of articles No. 67 and No. 78 of Law 20.337 as per the accompanying information.

(viii) Designation of a Ballot Counting Committee for the elections to accomplish the next points (ix) and (x) below.

(ix) Appointment of four Members of the Administrative Council to replace members whose terms expire, namely: Messrs. Miguel Omar Altuna,

Emilio Gerardo Walter, Alberto Eduardo Sánchez and Walter Valentín Toldo.

(x) Appointment of twelve Alternate Members, according to articles N° 44 and 49 of SanCor´s Bylaws.

(xi) Appointment of one member to integrate the Auditors´ Committee to replace Mr. Ricardo Alberto Garrone, whose term expires.

(xii) Appointment of three alternate members to the aforesaid Committee to replace Messrs. Idelberto Néstor Artesana, Oscar Roberto Ferrero and Alberto Raúl Linguetti, whose terms expire.

(xiii) Election and proclamation of the President of the Administrative Council, for a period of three years, according to articles 44° and 49° of SanCor´s Bylaws.

Signed by: Miguel Omar Altuna, President- Emilio Gerardo Walter, Secretary

Document 10

General Ordinary Assembly Minutes No. 88; September 27, 2002.

First Item: ***Proxy Committee.*** The presidency will consider the constitution of the Proxy Committee. The Assembly orders that three people, to be chosen by the President, will constitute the Proxy Committee. Mr. Miguel Omar Altuna nominated Oscar Héctor Miretti, Jorge Castellina and Tito José Travaglino, and the Assembly approved each unanimously. The nominations will become final once the proper credentials have been established. The president announces that the Internal Administrative Council Commission will offer additional information regarding aspects of developing work by our Committee, in its distinctive areas and sectors, during the fiscal year, which closed on June 30, 2002. At 9:50 the members of the Proxy Committee established the authorization of 67 (sixty seven) Cooperativas, with 296 (two hundred and ninety six) delegates to participate in the Assembly.

Second Item: ***Appointment of two (2) assemblymen to approve and sign the act of the Assembly, together with the President and Secretary.*** The President considers the appointment of two (2) delegates who along with the President and Secretary will approve the acts of the General Ordinary Assembly. The nominees will be Mr. Omar Astesana and Mr. Emilio Alfredo Genovesio who will represent – as delegates – Cooperativa "Colonia Frías" No. 2 and Cooperativa "La Bonita" No. 8, respectively. The Committee unanimously accepts these two nominations.

Third Item: ***Discussion of the sanctions to apply to the following associates: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241 and "Tambos" Cooperativa Tambera Limitada N° 448, established in the Art. 11° (annex c) of our Bylaws, according to the annexed information and proposal relating to each one of the before mentioned.*** The assembly unanimously adopts the following resolution: To exclude the associates Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; and Cooperativa Limitada de Tamberos "La Crispense" N° 241. As a consequence of that and according to the established in the Art.11° (annex c) of our social Bylaws, these excluded entities are required to pay as sanction, 100% of their equity contribution. In relation with "Tambos" Cooperativa Tambera Limitada N° 448, the Administrative Council in its September 25-26, 2002 meeting, resolved to lift the suspension on the Cooperative thereby permitting Tambos to resume its delivery of milk to SanCor.

Fourth Item: ***Consideration of Annual Report, Balance Sheet, Income Statements, and attached tables, of the 62nd Fiscal Year, ended June 30, 2002. Auditors' Committee and External Auditor's reports.*** After their analysis the assembly considers and resolves to approve the aforementioned documents.

Fifth Item: ***Consideration of the capital adjustment account.*** The assembly unanimously adopts the following resolution: to approve the capitalization of 100% of the $110,388,274 increase in capital.

***Sixth Item*: Consideration and authorization by the Administrative Council of SanCor Cooperativas Unidas Limitada to participate in an association to produce and market dairy products in the domestic and external market**. The assembly adopts the following resolution: I) To authorize the Administrative Council to continue in the negotiation for the constitution of an association with a minimum participation of SanCor of 50% in the capital stock and preserving the brands property and any required royalties. II) The Administrative Council must be briefed before the execution of the constitution of the association.

***Seventh Item*: Analysis of Articles No. 67 and 78 of Law 20337**. The President will record before the delegates present that Articles 67 and 78 the Law of Cooperatives N° 20337 refer to the payment for the personal dedication of the members of the Administrative Council and Auditors' Committee for the accomplishment of institutional activity. The President has recorded the accomplishments of the meeting of the General Ordinary Assembly of September 28th, 2001. The assembly unanimously adopts for the period between September 28th, 2002, and the date of the next meeting of the General Ordinary Assembly of SanCor, the following resolutions:

1. For the President, Vice- President, Secretary and Treasurer of the Administrative Council and the President of the Auditors' Committee: To pay each one the amount of $2,200 (two thousand two hundred pesos) per month.

2. For the Prosecretary, Protreasurer and the rest of the Members of the Administrative Council and Auditors' Committee: they will receive $1,800 (one thousand eight hundred pesos) per month.

For deputies of the Administrative Council: For each day of the enforcement of the institutional activity, they will receive the amount of $60 (sixty pesos). The values of $2,200; $1,800 and $60, fixed on the General Ordinary Assembly of September 28th, 2001 will be adjusted through the application of a coefficient between price of raw milk paid by SanCor for the production that the relevant primary cooperatives deliver monthly and the price paid on September, 2001.

***Eighth Item*: Designation of a Ballot Counting Committee for the elections to accomplish Sections N° 9 and N° 10:** The President considers the appointment of six delegates to integrate the Ballot Counting Committee for receipt and monitoring the authorities elections of Sections N° 9 and 10 of the order of the day. The assembly unanimously adopts the appointment of six members: Messrs. Renee Boaglio (Cooperativa "Pascanas" N° 264); Pedro Perez Zarlenga (Cooperativa "La Pintense" N° 475); José Oscar Sorassio (Cooperativa "La Agrícola Regional" N° 420); Miguel Arcangel Rocchiccioli (Cooperativa "Dos Hermanos" N° 36); Esteban Bergese (Cooperativa "Arroyito" N° 208) and Mario Cesar Miretti (Cooperativa "Carlos María Rivero Haedo" N° 50).

***Ninth Item*: Appointment of a Ballot Counting Committee**. Appointment of four full Members of the Administrative Council to replace members whose terms expire, namely: Messrs. Miguel Omar Altuna, Emilio Gerardo Walter, Alberto Eduardo Sánchez and Walter Valentín Toldo. Appointment of twelve Alternate Members of the Administrative Council. Appointment of a full member to integrate the Auditor's Committee who will replace Mr. Ricardo Alberto Garrone whose term expires. Appointment of three alternate members for the aforesaid Committee to replace Messrs. Idelberto Néstor Artesana, Oscar Roberto Ferrero and Alberto Raúl Linguetti,

whose terms expire. The following are unanimously elected and proclaimed by the Scrutinizing Council: Official Members: Miguel Omar Altuna; Juan Bautista Delbino; Oscar Juan Carreras and Alberto Eduardo Rossetti Alternative Members: Luis María Pochettino; Rubén Dario Echavarri; Eduardo Isaac Honorio Barcarolo; Italo Jorge Gastaldi; Jorge Valeriano Baudino; Carlos Rubén Francisca; Adelmo Miguel Antonio Daghero; Alberto Raúl Linguetti; Luis Francisco Beltramino; Walter Martino; Guillermo Miretti and Rubén Antonio Paulón Official Syndics: José Luis Juan Alternative Syndics: Hugo Luis Dana; Clemar Lorenzo Miguel Scalerandi and Raúl Juan Origlia.

***Tenth Item*: Declaration and Proclamation of the Administrative Councils' President for three years period under Articles N° 48 and 23 of SanCor's Bylaws and the Internal Regulation.**
The assembly unanimously proclaimed Mr. Miguel Omar Altuna as SanCor's President for the period 2002-2005

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, the Delegates authorized the Presidency to conclude the Ordinary General Assembly of Associates of SanCor at 16:05 p.m.

Signed by: Miguel Omar Altuna, President- Clemar Juan Garnero, Secretary

Document 11

Minutes of the Administrative Council No. 2550 – October 4, 2002 (pertinent part).

Distribution of Offices: The President Mr. Miguel Omar Altuna announced the distribution of offices of those elected on September 27, 2002. President: Mr. Miguel Omar Altuna; Vice President: Mr. Juan Carlos Meia; Secretary: Mr. Clemar Juan Garnero; Prosecretary: Mr. Miguel Angel Cardinali; Treasurer: Mr. Oscar Juan Carreras; Protreasurer: Mr. Alberto César Vázquez. Official Vocals: Messrs. Oclides Amatore Cardelino; Raúl Antonio Maranzana; Roberto Osvaldo Marchiaro; Ariel Aldo Salera; Eduardo Isaac Honorio Barcarolo; Juan Bautista Delbino and Alberto Eduardo Rossetti. Alternative members of the Administrative Council: Messrs. Jorge Valeriano Baudino; Luis Francisco Beltramino; Adelmo Miguel Antonio Daghero; Rubén Darío Echavarri; Carlos Rubén Francisca; Italo Jorge Gastaldi; Alberto Raúl Linguetti; Walter Martino; Guillermo Miretti; Rubén Antonio Paulón and Luis María Pochettino.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 16:40.

Signed: Miguel Omar Altuna, President- Clemar Juan Garnero, Secretary

Document 12

Minutes of the Auditors' Committee No. 302 – October 4, 2001 (pertinent part).

Incorporation of new members to the Auditors' Committee: Beginning on date of this meeting, the Auditors' Committee is comprised of – full members of Auditors' Committee – Ricieri Luis Paulón; Nestor Juan Garetto and José Luis Juan, and as deputies, Mr. Hugo Luis Dana; Mr. Raúl Juan Origlia and Mr. Clemar Lorenzo Miguel Scalerandi. Mr. Ricieri Luis Paulón was elected as President of the Auditors' Committee.

In conclusion, the Auditors Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 11:50 pm.

Signed: Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto
José Luis Juan

Document 13

Chart pertaining to remuneration of the members of the Administrative Council and Auditors' Committee.

General Balance as of:	6-30-02
(in pesos)	
1. Effect on the Income Statement	**397,161**
2. Final amount proposed to the Assembly	**397,161**
Other information to Determine Computable Utility	
3. Results of the fiscal year (net taxes)	**(211,509,604)**
4. More (less) adjustments to previous fiscal years	**(26,995,510)**
5. Less losses accumulated at the beginning of the fiscal year	----------
6. Special Reserve Art. 42 Law 20337 (results of "non-associated operations" and "other revenue and expenditures")	**51,315,538**
Subtotal:	**(187,189,576)**
7. Plus assignments to the Administrative Council	**397,161**
8. Computable Earnings – Total:	**(186,792,415)**
9. Proportion between computable earnings and remuneration (in %)	**(0.21)%**
10. Proportion between computable earnings and dividends (in %)	----------

Document 14

Comparison of the table of results between the twelve-month period ended June 30, 2002 and the twelve-month period ended June 30, 2001.

Net Sales - The net sales of SanCor during the twelve-month period ended June 30, 2002 (the "2001/2002 Fiscal Year") were 1.1 billion pesos, representing a decrease of 15.8%, compared to the sum of 1.27 billion pesos in the twelve-month period ended June 30, 2001 (the "2000/2001 Fiscal Year"). The decrease of net sales was mainly due to a smaller placement in the domestic market, which was not compensated by an increase in exports. Also, there was a decrease in the level of domestic prices, which was not compensated by an increase in the unitary value of export sales in pesos, originated by the increase in the exchange rate.

Cost of Sales - The cost of sales decreased 15.5% from 954.8 million pesos in the Fourth Quarter of 2000/2001 as compared to 806.9 million pesos in the 2001/2002 Fiscal Year. SanCor attributes this decrease mainly to lower volume of manufactured and commercialized products, which hindered the ability to absorb the fixed cost. Also, there was a decrease in the raw milk price and in the cost of labor in constant pesos. The variation shown in raw milk and labor is fundamentally due to the decrease in the level of domestic prices, originating in the situation of our country during that period.

Commercial and Administrative Expenses - Commercial expenses decreased 4.6%, from 217.4 million pesos in the 2000/2001 Fiscal Year to 207.5 million pesos in the 2001/2002 Fiscal Year; and the administrative expenses decreased 33.5%, from 32.8 million pesos in the 2000/2001 Fiscal Year to 21.8 million pesos in the 2001/2002 Fiscal Year. The decrease in commercial expenses is mainly due to a decrease in the level of sales and also includes the recognition of uncollectables, originating in a macroeconomic context. The decrease in administrative expenses is mainly attributed to the fact that the increase in salaries was less than the increase of inflation.

Net Financial Expenditures - During the 2001/2002 Fiscal Year, net financial expenditures increased from 76.1 million pesos in the 2000/2001 Fiscal Year to 154.0 million pesos, a 102.4% increase. SanCor attributes this increase mainly to growth in the average level of indebtedness and the interest rate; to the hard impact of the indebtedness on the dollar; and the devaluation of exchange rates in the first quarter 2002.

Tax to the Bank's Debits and Credits and Cooperative Fund Promotion – Based on the importance of tax concepts, SanCor decided to separate the most important tax components in the Income Statement. The first component represents a new tax which impacted our results in the 2001/2002 Fiscal Year by 7.2 million pesos. The impact was mainly due to the decrease in the company's net assets. It was determined that such was not taxable.

Other not ordinary Expenses – Charges are included from receivables in litigation and other credits of old sales that during the 2001/2002 Fiscal Year have been considered very difficult to recover. The amount of the charges was 30.6 million pesos.

Operating Results - The operating results of SanCor decreased 142.0 million pesos, from a loss of 9.0 million pesos in the 2000/2001 Fiscal Year to a loss of 61.0 million pesos in the

2001/2002 Fiscal Year. This change is a consequence of the combined effect of the variations produced in the revenue and operative costs already analyzed.

Other Net Revenue - The negative results increased from a loss of 13.1 million pesos in the 2000/2001 Fiscal Year to a loss of 50.5 million pesos in the 2001/2002 Fiscal Year. This increase was mainly due to the combined effect of excluding in this fiscal year's profits from sales of equity shares that have been recognized in the previous period. In addition, business in connection with the Early Retirement System was increased and the devaluation of bonds in a portfolio issued by some provinces was registered due to the limited possibility of using them as a means of paying their nominal value.

Net Result - SanCor declared a net negative result of a loss of 211.5 million pesos for the 2001/2002 Fiscal Year, a decrease from a loss of 32.1 million pesos in the 2000/2001 Fiscal Year. The lower result arose from concepts already analyzed.

DOCUMENT 1

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de tres meses finalizado el 30 de septiembre de 2002, comparativo al mismo período de ejercicio anterior

(En Pesos)	30/09/2001	30/09/2002
I)- VENTAS NETAS	320.276.269	242.527.186
II)- ACTIVOS CORRIENTES (Excluido Bienes de Cambio)		
Caja y Bancos	27.008.715	5.105.296
Inversiones Transitorias	45.615.967	2.177.623
Créditos	346.553.183	224.938.910
Cargos Diferidos	25.120.581	10.980.178
TOTAL	444.298.446	243.202.007
III)- PASIVOS CORRIENTES	655.614.692	579.625.278

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158 / 428081
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357
República Argentina

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 2

Comparación entre el Período de Tres Meses finalizado el 30 de septiembre de 2002 con el Período de Tres Meses finalizado el 30 de Septiembre de 2001

Ventas Netas. *Las ventas netas de la Compañía durante el período de tres meses finalizado el 30 de septiembre de 2002 (el "Primer Trimestre 2002/03") fueron a valores constantes de septiembre 2002 de $ 242,5 millones, con una disminución del 24,3 % comparadas con la suma de $ 320,3 millones registrada en dicho rubro en el período de tres meses finalizado el 30 de septiembre de 2001 (el "Primer Trimestre 2001/02"). Dicha reducción se debió principalmente a un menor volumen de colocaciones de productos en mercado interno que no fue compensado con el importante incremente de volumen en exportaciones, además se produjo una disminución en los precios de mercado interno medidos en valores constantes que tampoco fue compensado por el incremento de los valores unitarios de ventas en pesos provenientes de las exportaciones, originado por el aumento del tipo de cambio.*

Costo de Ventas. *El costo de ventas bajó el 26,6 %, de $ 254,6 millones durante el Primer Trimestre 2001/2002 a $ 186,8 millones en el Primer Trimestre 2002/2003. La Compañía atribuye esta disminución al menor volumen de productos elaborados y comercializados, a una política constante de reducción de gastos, a la disminución del precio de la materia prima leche y del costo de mano de obra, todos ellos comparado en valores constantes. Las variaciones señaladas para los factores de materia prima leche - aún la disminución de la producción de leche a nivel nacional - y mano de obra, se debe sin duda a la caída generalizada de los precios internos en términos constantes, originada en la situación por la que atravesó el país durante el período bajo análisis.*

Gastos Comerciales y Administrativos. *Los gastos por ventas decrecieron un 46,7 %, de $ 65,7 millones en el Primer Trimestre 2001/02 a $ 35,0 millones en el Primer Trimestre 2002/03; los gastos administrativos disminuyeron el 48,6 %, de $ 7,6 millones en el Primer Trimestre 2001/02 a $ 3,9 millones en el Primer Trimestre 2002/03. La disminución de los gastos por ventas tiene como causa principal la disminución del volumen de ventas y la disminución a valores constantes de los costos debido al proceso inflacionario. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible y a la evolución del rubro sueldos que fue inferior al incremento inflacionario. Ambos también fueron afectados por un importante proceso de control de gastos.*

Resultados Financieros. *Durante el Primer Trimestre 2002/03, el resultado financiero medido en términos reales disminuyeron de $ 26,0 millones en el Primer Trimestre 2001/02 a $ 22,1 millones, es decir el 15,0 %. La mencionada variación tiene su origen en los efectos positivos que generó la apreciación de la moneda local en el Primer Trimestre 2002/03, que revirtió en parte el impacto negativo que produjo la deuda financiera en períodos anteriores.*

Impuesto a los Débitos y Créditos Bancarios y Fondo Promoción Cooperativa: *Debido a la importancia que reviste los conceptos impositivos, la empresa ha decidido desagregar en su cuadro de resultados los componentes tributarios más importantes. El primero de ellos representa una nueva imposición, la cuál ha repercutido directamente en nuestros Resultados Operativos en el Primer Trimestre 2002/03 por un monto total de $ 1,6 millones. Debido a la importante disminución del Patrimonio Neto Imponible de la compañía, originada con posterioridad al finalizar el régimen de convertibilidad, determinó que el mismo no resultara imponible, con lo cuál los egresos por el Aporte al Fondo en el Primer Trimestre 2002/03, serán nulo.*

Resultado Operativo. *El resultado operativo de la Compañía mejoró en $ 28,0 millones, de $ -35,0 millones en el Primer Trimestre 2001/02 a $ -6,9 millones en el Primer Trimestre 2002/03. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado negativo de $ -7,4 millones en el Primer Trimestre 2001/02 se disminuyó a $ -2,5 millones en el Primer Trimestre 2002/03, fundamentalmente al menor impacto, en valores constantes, del Régimen de Retiro Anticipado de Empleados y las Indemnizaciones al Personal.*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ -9,4 millones para el Primer Trimestre 2002/03, habiendo sido también negativo en $ -42,4 millones en el Primer Trimestre 2001/02. El menor resultado negativo surgió de la sumatoria de los conceptos ya analizados, principalmente por la mejor performance de los componentes que constituyen el Resultado Operativo y en menor medida pero también significativo, se debió a la disminución de las pérdidas originadas en Otros Ingresos y Egresos Netos.*

DOCUMENT 3

SanCor Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.554

7 de noviembre de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Clemar Juan Garnero
Miguel Angel Cardinali
Oscar Juan Carreras
Alberto César Vázquez
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti

Síndicos
Ricieri Luis Paulón
Néstor Juan Garetto
José Luis Juan

Acta número dos mil quinientos cincuenta y cuatro. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de noviembre del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Rubén Darío Echavarri, Carlos Rubén Francisca, Alberto Raúl Linguetti y Walter Martino, se inicia la sesión siendo las quince horas treinta minutos, bajo la Presidencia de su titular, señor Miguel Omar Altuna.-------------------

... **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2002/2003**: A través de la Secretaría, el Presidente somete ahora a consideración de los miembros de este cuerpo directivo un informe (con sus anexos) procedente de la Gerencia de Administración, relacionado con los Estados Contables y la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2002/2003 (julio-agosto-setiembre de 2002). Una vez realizado el tratamiento pertinente de este asunto, se resuelve por unanimidad: 1°)- Aprobar la documentación presentada por la Gerencia de Administración, referida a los Estados Contables y a la Información Complementaria del primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2002, la que ha sido confeccionada en un todo de acuerdo a lo establecido por las normas vigentes en la materia y pasará a adquirir el carácter de "información principal". La misma está conformada de la siguiente manera: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de

Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2002, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 2°)- Se faculta al Presidente del Consejo de Administración (señor Miguel Omar Altuna) para que, en nombre y representación de esta Cooperativa de segundo grado, suscriba la documentación descripta más arriba. A la vez, se compromete a la Gerencia General para que - por conducto de la Gerencia de Administración y Abastecimiento y demás sectores que corresponda - proceda, en tiempo y forma, a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos que originan esta resolución. 3°)- Mediante la confección y remisión de la comunicación de práctica, la Secretaría General Rentada se ocupará de notificar de estas medidas a la Gerencia General, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciocho horas treinta y cinco minutos.- Firmado: MIGUEL OMAR ALTUNA – Presidente; CLEMAR JUAN GARNERO – Secretario.-- - - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1.---

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

DOCUMENT 4

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 304
7 de noviembre de 2002

ACTA NUMERO TRESCIENTOS CUATRO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de noviembre del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señor Ricieri Luis Paulón, C.P.N. Néstor Juan Garetto y C.P.N. José Luis Juan. Siendo las diecinueve horas se inicia la sesión bajo la Presidencia del titular, señor Ricieri Luis Paulón. ... **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2002/2003**: Seguidamente, los integrantes de este órgano de fiscalización se ocupan de analizar la documentación referida al asunto del epígrafe, que la Gerencia de Administración presentara a consideración del Consejo de Administración y de esta Comisión Fiscalizadora por las vías de práctica. En la misma se hace referencia a los Estados Contables y a la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2002/2003 de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2002, los que han sido aprobados por el Consejo de Administración de la Cooperativa en la sesión de la fecha, según constancias obrantes en el Acta N° 2.554. Formalizado el tratamiento pertinente, en forma unánime los señores Síndicos resuelven lo siguiente: 1°)- Se ratifican, por parte de esta Comisión Fiscalizadora, los Estados Contables y la Información Complementaria correspondientes al primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, comprendido entre el 1/7/2002 y el 30/9/2002. Cumplimentándose los requerimientos de los organismos de control pertinentes, todo ello ha sido confeccionado de acuerdo a cuanto establecen las normas vigentes en la materia, razón por la cual pasará a adquirir el carácter de "información principal". 2°).- La documentación antedicha comprende: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado

el 30 de setiembre de 2002, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 3°)- Por unanimidad se acuerda facultar al Presidente - señor Ricieri Luis Paulón - para que, en representación de esta Comisión Fiscalizadora, proceda a refrendar la documentación descripta en los apartados I.- al XV.- del inciso 2°) que antecede. No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas cuarenta y cinco minutos minutos.- Firmado: RICIERI LUIS PAULÓN - Presidente de la Comisión Fiscalizadora; NÉSTOR JUAN GARETTO y JOSÉ LUIS JUAN – Síndicos Titulares.
- - - Es copia fiel de su original obrante el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1.---

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

DOCUMENT 5

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de doce meses finalizado el 30 de junio de 2002, comparativo al mismo período de ejercicio anterior

(En Pesos)	30/06/2001	30/06/2002
I)- **VENTAS NETAS**	1.266.825.791	1.067.008.770
II)- **ACTIVOS CORRIENTES**		
(Excluido Bienes de Cambio)		
Caja y Bancos	18.232.928	312.584
Inversiones Transitorias	4.621.721	956.975
Créditos	332.678.603	206.566.494
Cargos Diferidos	22.905.174	9.158.273
TOTAL	378.438.426	216.994.326
III)- **PASIVOS CORRIENTES**	511.596.902	507.922.622

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158 / 428081
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357
República Argentina

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 6

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.546

21 y 22 de agosto de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos cuarenta y seis. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiún días del mes de agosto del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las quince horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.------------
... **MEMORIA EJERCICIO 2001/2002**: El Presidente del Consejo de Administración - señor Miguel Omar Altuna - manifiesta que resultaría necesario incursionar en el tratamiento de la documentación que, relacionada con el tema del rubro, elevara a esta instancia la Gerencia General. A raíz de ello, seguidamente y con intervención de la Secretaría se lee, en forma íntegra, el texto de la "memoria" del ejercicio económico 2001/2002 de esta entidad de segundo grado, finalizado el 30 de junio próximo pasado. A medida que se avanza en el análisis del aludido escrito, los miembros presentes reciben las explicaciones e información ampliatoria que, sobre cada uno de los puntos incluidos en la precitada "memoria", aportan - en forma verbal - los funcionarios del staff superior de la Cooperativa. Una vez compenetrados debidamente los señores Consejeros del material antedicho, en definitiva se resuelve por unanimidad: 1.- Conforme a todo lo condensado en el escrito presentado a tal fin por la Gerencia General, este Consejo de Administración dispone aprobar el texto de la "memoria" correspondiente al 62° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2002 y a someterse al análisis y aprobación de la asamblea ordinaria de asociadas a celebrarse en esta Casa Central Sunchales el viernes 27 de setiembre de 2002. 2.- Nuestra Secretaría General Rentada notificará de esta resolución - mediante la comunicación de práctica - a la Gerencia General y a la Subgerencia General, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas veinte minutos.--
- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

EMILIO GERARDO WALTER
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 7

Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.547

6 de setiembre de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos cuarenta y siete. En Sunchales Departamento Castellanos, Provincia de Santa Fe, a los seis días del mes de setiembre del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las ocho horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.--

... **ESTADOS CONTABLES EJERCICIO 2001/2002**: Por intermedio de la Secretaría, la Presidencia somete ahora a consideración de los presentes un informe (con sus anexos) fechado el 5 de setiembre en curso, diligenciado por el Gerente de Administración. Esa documentación, que es avalada por los titulares de la Gerencia de Administración y Abastecimiento y de la Subgerencia General, está referida a los "estados contables" y a la "información complementaria" correspondientes al 62° ejercicio económico de nuestra entidad, concluído el 30/6/2002. Como derivación del tratamiento de los distintos aspectos referenciados en el material precitado, por unanimidad se define adoptar esta resolución: a)- En un todo de acuerdo a lo condensado en los documentos presentados por la Gerencia de Administración - mediante informe del 5/9/2002 - se aprueban en esta circunstancia, en forma íntegra, los Estados Contables y la Información Complementaria del 62° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2002. b)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: 1. Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2002. 2. Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual concluído el 30/6/2002. 3. Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año. 4. Estado de Orígenes y Aplicaciones de Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado. 5. Notas y Anexos (A, B, C, E, F, G y H) a los Estados Contables señalados más arriba. 6. Planilla de Datos Estadísticos. 7.

Estado de Situación Patrimonial Consolidado al 30 de junio de 2002. 8. Estado de Resultados Consolidados por el ejercicio anual finalizado el 30/06/2002. 9. Estado de Orígenes y Aplicaciones de Fondos Consolidado por el ejercicio anual fenecido el 30 de junio de 2002. 10. Notas a los Estados Contables Consolidados al 30 de junio de 2002. 11. Reseña Informativa sobre el ejercicio anual finalizado el 30 de junio del año en curso, requerida por las normas de la Comisión Nacional de Valores. 12. Cuadro resumen sobre ventas, activos corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 13. Nota a la Bolsa de Comercio de Buenos Aires informando el Resultado del período, el detalle del Patrimonio Neto, el proyecto de distribución de los resultados del ejercicio y de capitalización del Ajuste del Capital, de acuerdo a lo establecido en el Artículo 62 del Reglamento Interno de la misma. 14. Información sobre las asignaciones (remuneraciones) de los integrantes del Consejo de Administración y Comisión Fiscalizadora. c)- Al mismo tiempo, se acuerda: c.1)- Establecer el "Capital Suscripto" en un nivel de $ 258.030.770,00 (Capital anterior $ 120.892.376,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 40% del total del Activo, dentro del rango permitido por el Artículo 10° del Estatuto Social. c.2)- Absorber la pérdida de $ 26.995.510,00, proveniente de los "Ajustes a Resultados de Ejercicios Anteriores", con la Reserva Especial del Artículo 42 de la Ley 20337. c.3)- Absorber la pérdida del ejercicio - de $ 211.509.604,00 - según el siguiente orden: I) $ 9.257.626,00 con la Reserva Especial del Artículo 42 de la Ley 20337, hasta aplicar el saldo restante de la misma. II) $ 2.502.034,00 con la Reserva Legal. III) $ 194.806.926,00 con la Reserva por Revalúo Técnico. IV) $ 4.943.018,00 con la cuenta de Ajuste del Capital. V) Someter a consideración de la próxima Asamblea Ordinaria (27/09/2002) la posibilidad de capitalizar el 100% del Ajuste del Capital imputable al ejercicio, consistente en $ 110.388.274,00 con destino a su acreditación en la cuenta de Asociados Suscriptores. d)- Por conducto de la Gerencia de Administración y Abastecimiento, la Gerencia General deberá oficializar la presentación - ante quien corresponda - de los Estados Contables y demás documentación complementaria correspondientes al 62° ejercicio económico de esta entidad de segundo grado, cerrado el 30 de junio de 2002. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las doce horas treinta minutos.---

- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

EMILIO GERARDO WALTER
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 8

Cooperativas Unidas Ltda.

ACTA NUMERO 300

6 de setiembre de 2002

ACTA NUMERO TRESCIENTOS: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los seis días del mes de setiembre del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Siendo las quince horas, se inicia la sesión bajo la Presidencia de su titular, señor Ricardo Alberto Garrone.-----------------------------------

... **ESTADOS CONTABLES EJERCICIO 2001/2002**: Los miembros de este órgano de fiscalización evalúan ahora la documentación del título, que la Gerencia de Administración presentara con el aval de la Subgerencia General y la Gerencia de Administración y Abastecimiento. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al 62° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2002, aprobada por el Consejo de Administración de la Cooperativa en la sesión de hoy, según consta en Acta N° 2.547. Concluído el tratamiento pertinente los señores Síndicos acuerdan, por unanimidad, dejar establecida la siguiente resolución, a saber: a)- Se ratifican los Estados Contables y la Información Complementaria correspondientes al 62° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2002. b)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Esos Estados Contables están integrados por los siguientes documentos: 1. Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2002. 2. Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual concluído el 30/6/2002. 3. Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año. 4. Estado de Orígenes y Aplicaciones de Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado. 5. Notas y Anexos (A, B, C, E, F, G y H) a los Estados Contables señalados más arriba. 6. Planilla de Datos Estadísticos. 7. Estado de Situación Patrimonial Consolidado al 30 de junio de 2002. 8. Estado de Resultados

Consolidados por el ejercicio anual finalizado el 30/06/2002. 9. Estado de Orígenes y Aplicaciones de Fondos Consolidado por el ejercicio anual fenecido el 30 de junio de 2002. 10. Notas a los Estados Contables Consolidados al 30 de junio de 2002. 11. Reseña Informativa sobre el ejercicio anual finalizado el 30 de junio del año en curso, requerida por las normas de la Comisión Nacional de Valores. 12. Cuadro resumen sobre ventas, activos corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 13. Nota a la Bolsa de Comercio de Buenos Aires informando el Resultado del período, el detalle del Patrimonio Neto, el proyecto de distribución de los resultados del ejercicio y de capitalización del Ajuste del Capital, de acuerdo a lo establecido en el Artículo 62 del Reglamento Interno de la misma. 14. Información sobre las asignaciones (remuneraciones) de los integrantes del Consejo de Administración y Comisión Fiscalizadora. c)- Al propio tiempo, se ratifica todo lo actuado, conforme a cuanto queda resumido en la documentación mencionada precedentemente, a saber: c.1)- Establecer el "Capital Suscripto" en un nivel de $ 258.030.770,00 (Capital anterior $ 120.892.376,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 40% del total del Activo, dentro del rango permitido por el Artículo 10° del Estatuto Social. c.2)- Absorber la pérdida de $ 26.995.510,00, proveniente de los "Ajustes a Resultados de Ejercicios Anteriores", con la Reserva Especial del Artículo 42 de la Ley 20337. c.3)- Absorber la pérdida del ejercicio - de $ 211.509.604,00 - según el siguiente orden: I) $ 9.257.626,00 con la Reserva Especial del Artículo 42 de la Ley 20337, hasta aplicar el saldo restante de la misma. II) $ 2.502.034,00 con la Reserva Legal. III) $ 194.806.926,00 con la Reserva por Revalúo Técnico. IV) $ 4.943.018,00 con la cuenta de Ajuste del Capital. V) Someter a consideración de la próxima Asamblea Ordinaria (27/09/2002) la posibilidad de capitalizar el 100% del Ajuste del Capital imputable al ejercicio, consistente en $ 110.388.274,00 con destino a su acreditación en la cuenta de Asociados Suscriptores. d)- Se ratifica entonces someter al tratamiento de la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a realizarse el 27/9/2002, todo cuanto resolviera el Consejo de Administración, según surge de los incisos a.-, b.- (apartados 1 al 14, inclusive) y c.- (apartados c.1 al c.3) de este punto del acta, juntamente con la "memoria" - aprobada en la sesión de los días 21 y 22/8/2001 (Acta N° 2.546) y ratificada en la fecha - y los "informes" de la Comisión Fiscalizadora y de la Auditoría Externa. e)- Por último, en forma unánime se resuelve facultar al Presidente, señor

Ricardo Alberto Garrone, para que - en representación de este órgano de fiscalización - proceda a firmar la documentación que ahora se acuerda ratificar, según lo descripto en los apartados que anteceden. No habiendo más asuntos que tratar, se levanta la sesión siendo las diecisiete horas veinte minutos.- Firmado: RICARDO ALBERTO GARRONE - Presidente de la Comisión Fiscalizadora; RICIERI LUIS PAULÓN y NÉSTOR JUAN GARETTO - Síndicos Titulares.--

- - - Es copia fiel de su original obrante en el Libro de Actas de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada.-

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

DOCUMENT 9

SanCor Cooperativas Unidas Ltda.

CONVOCATORIA

SUNCHALES,
23 de agosto de 2002

A la Cooperativa de Tamberos:

De nuestra consideración:

Ref.: Convocatoria a Asamblea Ordinaria de Asociadas.-

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea Ordinaria que nuestro Consejo de Administración convoca para el viernes 27 de setiembre de 2002, a la hora 8, en nuestra Casa Central ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

* ORDEN DEL DÍA *

1°.- Comisión de Poderes.

2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.

3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62° ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora.

5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto.

6°.- Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información.

7°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se anexa.

8°.- Designación de una Junta Escrutadora para las elecciones a realizar, según puntos 9° y 10° siguientes.

SanCor Cooperativas Unidas Ltda.

ASAMBLEA ORDINARIA DEL 27-09-2002

ANEXO AL PUNTO 3° DEL ORDEN DEL DÍA

"Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa."

COOPERATIVA DE TAMBEROS DE "ALGARROBAL" LIMITADA N° 22

Ante la falta de entrega de producción de leche por parte de dicha Cooperativa, nuestra entidad cursó a la misma carta documento de fecha 2-04-2002, intimándola para que, en el plazo perentorio e improrrogable de 48 horas, procediera a reiniciar dicha entrega de producción, en la cual había cesado a partir del día 1-04-2002.

Al no haber dado cumplimiento al precitado requerimiento, nuestro Consejo de Administración resolvió, con motivo de dicho incumplimiento, suspender a la misma en sus derechos sociales, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

COOPERATIVA DE TAMBEROS "EL CHIPIÓN" LIMITADA N° 74

Mediante carta documento de fecha 10-06-2002 se solicitó información a esta Cooperativa sobre los motivos que ocasionaron una marcada disminución en su entrega de producción de leche a partir del día 6-06-2002.

No habiendo resultado satisfactoria la respuesta remitida por la asociada, con fecha 18-06-2002, nuestra entidad resuelve intimarla para que, en el plazo perentorio e improrrogable de 10 (diez) días corridos, procedan a entregar el total de la producción recibida de sus asociados.

Esta Cooperativa nos comunica que en asamblea, sus asociados, por mayoría, resolvieron comercializar la totalidad de la producción con otra empresa láctea, en consecuencia a partir del día 1-07-2002 suspende totalmente las entregas de producción,

SanCor Cooperativas Unidas Ltda.

con lo cual, mediante carta documento de fecha 5-07-2002, se procede a ratificar la intimación formulada anteriormente.

No habiéndose acatado dicha intimación, nuestro Consejo de Administración notifica a esta asociada que ha resuelto suspenderla en sus derechos sociales a partir del día 15-07-2002, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

COOPERATIVA LIMITADA DE TAMBEROS "LA CRISPENSE" N° 241

Esta asociada, mediante pieza postal certificada de fecha 31-05-2002, nos notifica que a partir del 1/06/2002 desviarán sus entregas de producción a otra empresa láctea. Nuestra entidad mediante carta documento de fecha 4-06-2002 procede a intimarla para que, en el plazo perentorio e improrrogable de 5 (cinco) días corridos, procedan a reiniciar la entrega total de producción láctea recibida de sus asociados.

Vencido el plazo otorgado y no habiéndose acatado dicha intimación, el Consejo de Administración resolvió suspenderla en sus derechos sociales a partir del día 18-06-2002, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

"TAMBOS" COOPERATIVA TAMBERA LIMITADA N° 448

El día 30 de mayo de 2002, esta Cooperativa suspende sus entregas de producción, por lo que nuestra entidad procede a intimarla para que dentro del plazo perentorio e improrrogable de cinco días, procediera a reiniciar la entrega total de la producción de leche.

Vencido el plazo otorgado y no habiéndose dado cumplimiento al requerimiento formulado, nuestro Consejo de Administración resolvió suspender a esta asociada en sus derechos sociales, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

Para estos casos, el Artículo 11° inciso c) de nuestro Estatuto establece que la Asamblea resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicará la sanción de exclusión, con la obligación a cargo de las cooperativas excluidas, de soportar una indemnización por una suma equivalente al 100% (ciento por ciento) de su capital integrado.

Cabe señalar que el Consejo de Administración ha resuelto proponer a la Asamblea, para todos los casos, la aplicación de la sanción de exclusión e indemnización comentadas precedentemente.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

Cooperativas Unidas Ltda.

CONVOCATORIA

SUNCHALES,
23 de agosto de 2002

A la Cooperativa de Tamberos:

De nuestra consideración:

Ref.: Convocatoria a Asamblea Ordinaria de Asociadas.-

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea Ordinaria que nuestro Consejo de Administración convoca para el viernes 27 de setiembre de 2002, a la hora 8, en nuestra Casa Central ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

* ORDEN DEL DÍA *

1°.- Comisión de Poderes.

2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.

3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62° ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora.

5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto.

6°.- Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información.

7°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se anexa.

8°.- Designación de una Junta Escrutadora para las elecciones a realizar, según puntos 9° y 10° siguientes.

9°.- Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores MIGUEL OMAR ALTUNA, EMILIO GERARDO WALTER, ALBERTO EDUARDO SÁNCHEZ y WALTER VALENTÍN TOLDO. Elección de doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor RICARDO ALBERTO GARRONE, como consecuencia de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores IDELBERTO NÉSTOR ASTESANA, OSCAR ROBERTO FERRERO y ALBERTO RAÚL LINGUETTI, por finalización de mandatos.

10° Elección y proclamación del Presidente del Consejo de Administración, por un período de tres ejercicios, conforme a lo determinado por los Artículos 48° y 23° del Estatuto Social y del Reglamento Interno, respectivamente.

Saludámosles muy atentamente.

EMILIO GERARDO WALTER
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

Artículo 31°.- Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.

NOTA: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el "orden del día". No obstante, en su momento dicha documentación también se encontrará disponible en la Administración Central Sunchales y/o en cada una de nuestras Unidades Operacionales Industriales, según lo dispuesto por el Artículo 24° del Estatuto.-

Cooperativas Unidas Ltda.

ASAMBLEA ORDINARIA DEL 27-09-2002

ANEXO AL PUNTO 5° DEL ORDEN DEL DÍA

"Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto."

- -

Según lo establecido por las normativas del INAES, (Instituto Nacional de Asociativismo y Economía Social), se ha procedido a reflejar el efecto de los cambios en el poder adquisitivo de la moneda en los Estados Contables de la Cooperativa, correspondientes al ejercicio económico anual finalizado el 30 de junio de 2002.

De la aplicación de la normativa sobre el capital integrado resulta la partida denominada "Ajuste de Capital", cuyo incremento imputable al ejercicio económico cerrado el 30 de junio de 2002 asciende a $ 110.388.274.

Dicho incremento puede ser capitalizado - total o parcialmente - por resolución de la Asamblea de Asociadas. Con relación al destino del citado saldo de la cuenta de "Ajuste de Capital", consideramos conveniente sugerir la aprobación de la alternativa consistente en capitalizar el 100% del mismo.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA ORDINARIA DEL 27-09-2002

ANEXO AL PUNTO 6° DEL ORDEN DEL DÍA

"Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información."

- -

Existen oportunidades de negocios, que SanCor puede capturar mediante la constitución de alianzas estratégicas, lo que permite dar valor a activos tangibles e intangibles de la Cooperativa, permitiendo compartir los riesgos del negocio, disminuyendo las necesidades de financiamiento propio, además de capitalizar en favor del proyecto el conocimiento de los socios.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA ORDINARIA DEL 27-9-2002

ANEXO AL PUNTO 7° DEL ORDEN DEL DÍA

"Consideración de los Artículos 67° y 78° de la Ley 20337, según información que se anexa."

- -

En un todo de acuerdo a lo establecido por la Ley de Cooperativas N° 20337, en sus Artículos 67° y 78°, corresponde que la Asamblea Ordinaria resuelva sobre las retribuciones de los miembros de los órganos de dirección y de fiscalización, por su trabajo personal en cumplimiento de la actividad institucional.

Sobre este particular, cabe recordar que la Asamblea Ordinaria del 28 de setiembre de 2001 dispuso aplicar la asignación de los siguientes importes:

a)- A quienes ejercen en el carácter de Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración y como Presidente de la Comisión Fiscalizadora, liquidarles – a cada uno de ellos - una suma mensual de $ 2.200,00 (pesos dos mil doscientos).

b)- Reconocimiento de un importe unitario – por mes – de $ 1.800,00 (pesos mil ochocientos), a los señores Prosecretario y Protesorero y a los restantes Vocales Titulares de dicho cuerpo directivo y Síndicos Titulares del órgano de fiscalización.

c)- En lo que hace a los Vocales Suplentes, contemplar un monto individual de $ 60,00 (pesos sesenta) por cada día que dediquen a la actividad institucional.

Al propio tiempo, según resoluciones asamblearias anteriores, independientemente de tomar nuestra entidad a su cargo el mayor aporte previsional que deban tributar como autónomos por el desempeño de sus actividades, para el período comprendido entre el 29/9/2001 y el 27/9/2002, inclusive, se reconocerá a Consejeros y Síndicos – en los casos que así corresponda – el reintegro de la mayor incidencia que signifique, en el impuesto a las ganancias, el agregado de las retribuciones percibidas de esta Cooperativa.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

PARTE PERTINENTE ACTA NÚMERO 2.546
21 y 22 de agosto de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos cuarenta y seis. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiún días del mes de agosto del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las quince horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.-----------
... **CONVOCATORIA A ASAMBLEA ORDINARIA DE ASOCIADAS**: De inmediato, el titular de la Presidencia señala que tendríamos que ocuparnos ahora de considerar y establecer, a esta instancia, el "orden del día" que regirá la respectiva convocatoria a Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a llevarse a cabo en esta Casa Central Sunchales el viernes 27 de setiembre de 2002, desde la hora 8. Ello responde - agrega el señor Miguel Omar Altuna - a la necesidad de poder concretar, en tiempo y forma, la pertinente "convocatoria" a las cooperativas adheridas. Al coincidir los señores Consejeros con la inquietud del señor Presidente, se pasa entonces al tratamiento formal de este asunto, participando al propio tiempo del análisis pertinente los Síndicos Titulares que integran la Comisión Fiscalizadora, los señores Gerente General y Subgerente General, y los restantes Gerentes de la dirección superior de la Cooperativa. Sobre este particular y resultante de todo lo considerado, se concluye por unanimidad en adoptar la siguiente resolución: a)- Convocar a las entidades primarias adheridas a SanCor Cooperativas Unidas Limitada para el viernes 27 de setiembre de 2002 - a partir de la hora 8 - a Asamblea Ordinaria de Asociadas, formalizando la misma en esta Casa Central, ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe). b)- La respectiva "convocatoria" a dicha asamblea estará regida por el siguiente "orden del día": 1°.-Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El

Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62° ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora. 5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto. 6°.- Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información. 7°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se anexa. 8°.- Designación de una Junta Escrutadora para las elecciones a realizar, según puntos 9° y 10° siguientes. 9°.- Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Miguel Omar Altuna, Emilio Gerardo Walter, Alberto Eduardo Sánchez y Walter Valentín Toldo. Elección de doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Ricardo Alberto Garrone, como consecuencia de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Idelberto Néstor Astesana, Oscar Roberto Ferrero y Alberto Raúl Linguetti, por finalización de mandatos. 10°.- Elección y proclamación del Presidente del Consejo de Administración, por un período de tres ejercicios, conforme a lo determinado por los Artículos 48° y 23° del Estatuto Social y del Reglamento Interno, respectivamente. c)- A sus efectos, la Secretaría General Rentada de este cuerpo directivo remitirá a la Gerencia General, a la Subgerencia General y a la Gerencia de Auditoría Interna la comunicación que resulta de la presente resolución. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas veinte minutos.------------------
- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

EMILIO GERARDO WALTER
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 10

SanCor Cooperativas Unidas Ltda.

ACTA N° 88 – ASAMBLEA ORDINARIA DE ASOCIADAS: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, siendo las ocho horas del día veintisiete de setiembre de dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los Delegados de las asociadas convocadas a Asamblea Ordinaria por el Consejo de Administración, según consta en Acta N° 2546 de los días 21 y 22 de agosto de 2002. Siendo las nueve horas, o sea una hora después de la fijada en la convocatoria por falta de quórum en la anterior, la Presidencia - a cargo de su titular, señor Miguel Omar Altuna - luego de agradecer a todos los asistentes declara iniciada la asamblea con la participación de 299 Delegados, en representación de 68 cooperativas adheridas, cuyas firmas constan en el Registro de Asistencia respectivo. Además, se encuentran presentes los once miembros titulares y los cuatro suplentes del Consejo de Administración, como también los Síndicos titulares y el suplente Alberto Raúl Linguetti que integran la Comisión Fiscalizadora. A continuación, la Presidencia concede la palabra al señor Secretario, Emilio Gerardo Walter, quien procede a la lectura del orden del día a tratarse, siendo el mismo el siguiente: "1°.- Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62° ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora. 5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto. 6°.- Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información. 7°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se anexa. 8°.- Designación de una Junta Escrutadora para las elecciones a realizar, según puntos 9° y 10° siguientes. 9°.- Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Miguel Omar Altuna, Emilio Gerardo Walter, Alberto Eduardo Sánchez y Walter Valentín Toldo. Elección de doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los artículos 44° y 49° del Estatuto Social. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Ricardo Alberto Garrone, como consecuencia de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Idelberto Néstor Astesana, Oscar Roberto Ferrero y Alberto Raúl Linguetti, por finalización de mandatos. 10°.- Elección y proclamación del Presidente del Consejo de Administración, por un período de tres ejercicios, conforme a lo determinado por los artículos 48° y 23° del Estatuto Social y del Reglamento Interno, respectivamente". Estos puntos fueron considerados y resueltos de la

siguiente manera: 1°.- **Comisión de Poderes:** De inmediato, se somete a consideración la constitución de la Comisión de Poderes, que llevará a cabo la tarea de control de las credenciales presentadas por los Delegados asistentes. Sobre este particular y atento a lo propuesto por los señores O. Alberto Bueno y Raúl Juan Avila, Delegados de las cooperativas "30 de Agosto" N° 478 y "Sunchales" N° 1, los asambleístas resuelven por unanimidad autorizar al Presidente para que proponga las tres personas que son necesarias para integrar esta Comisión. En consecuencia, la Presidencia nomina a: Oscar Héctor Miretti (cooperativa "Sunchales" N° 1), Jorge Castellina (cooperativa "Las Cañitas" N° 116) y Tito José Travaglino (cooperativa "Tamberos del Sur" N° 488). Los asambleístas aprueban en forma unánime tales designaciones y, por tanto, esas personas se constituyen en Comisión para el control de las credenciales correspondientes. Acto seguido, la Presidencia aclara que deberá aguardarse hasta que la Comisión de Poderes finalice su labor y emita el informe pertinente, para poder continuar luego con el tratamiento de los demás puntos contenidos en el "orden del día". Frente a lo puntualizado y siendo las nueve horas veinte minutos, los asambleístas disponen, por unanimidad, pasar a un cuarto intermedio, a fin de aguardar el pertinente despacho de la Comisión de Poderes. La Presidencia señala que se consideró conveniente ocupar este cuarto intermedio para que los respectivos Presidentes de cada una de las Comisiones Internas del Consejo de Administración, Emilio Gerardo Walter (de Atención a Asociadas), Juan Carlos Meia (de Auditoría y Control) y Alberto Eduardo Sánchez (de Análisis de Estructuras y Remuneraciones) expongan sobre diferentes aspectos relacionados con el período bajo análisis. Habiendo concluído la Comisión de Poderes su labor, y siendo las nueve horas cincuenta y cinco minutos, la Presidencia da por finalizado el cuarto intermedio y se reanuda la asamblea, concediéndole el uso de la palabra al integrante de la mencionada Comisión señor Tito José Travaglino, quien procede a la lectura del correspondiente despacho, a saber: "Despacho de la Comisión de Poderes. Sunchales, Setiembre 27, 2002. Señores Asambleístas: La Comisión de Poderes designada para realizar el control de todas las credenciales presentadas por los señores Delegados ha finalizado su labor y, por ende, cumple en dirigirse a la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada del día de la fecha, para informar lo siguiente: Mediante las credenciales correspondientes, se encuentran correctamente representadas - a través de un total de 296 Delegados - la cantidad de 67 cooperativas adheridas. Por tanto, los mismos están habilitados en esta Asamblea con voz y voto. Asimismo, debemos comunicarles que están presentes tres Delegados en representación de la Cooperativa de Tamberos "El Chipión" Limitada - los que carecen de la respectiva credencial - con respecto a lo cual, teniendo en cuenta que la misma se encuentra suspendida en sus derechos sociales, según resolución del Consejo de Administración, esta Comisión recomienda acordarle solamente voz hasta el tratamiento del punto 3°, inclusive, del orden del día, luego de lo cual se deberá encuadrar su situación según fuere la resolución asamblearia con relación a la referida Cooperativa. Sin otro particular, saludámosles muy atentamente. Firmado: Oscar Héctor Miretti, Jorge Castellina y Tito José Travaglino". Sometido a consideración de la asamblea, es aprobado por unanimidad y sin observaciones el despacho precitado. Por tanto, queda determinado que se encuentran habilitados para intervenir en esta asamblea ordinaria - con voz y voto - un total de 296 (doscientos noventa y seis) Delegados. 2°.- **Designación de dos (2) asambleístas para que aprueben y firmen el acta de la asamblea, juntamente con los señores Presidente y Secretario:** El Presidente, atendiendo al pronunciamiento de los asambleístas, propone designar a

los señores Omar Astesana, Delegado de la cooperativa "Colonia Frías" N° 2, y Emilio Alfredo Genovesio, Delegado de la cooperativa "La Bonita" N° 8, propuesta que es aprobada por unanimidad por la asamblea. 3°.- **Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de "Algarrobal" Limitada N° 22; Cooperativa de Tamberos "El Chipión" Limitada N° 74; Cooperativa Limitada de Tamberos "La Crispense" N° 241; y "Tambos" Cooperativa Tambera Limitada N° 448, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa:** A requerimiento de la Presidencia, el Subgerente General realiza una detallada exposición de los motivos por los cuales el Consejo de Administración, conforme a lo establecido en el artículo 11°, inciso c) del estatuto social, resolvió en su momento suspender en sus derechos sociales a las asociadas Cooperativa de Tamberos de "Algarrobal" Limitada N° 22, Cooperativa de Tamberos "El Chipión" Limitada N° 74, Cooperativa Limitada de Tamberos "La Crispense" N° 241 y "Tambos" Cooperativa Tambera Limitada N° 448 y elevar los antecedentes de las mismas a la presente asamblea, la cual resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicará la sanción de exclusión, con la obligación a cargo de las cooperativas excluidas de soportar una indemnización por una suma equivalente al ciento por ciento de su capital integrado, el que incluirá el ajuste de capital, si la asamblea resolviera su capitalización en el tratamiento del punto 5° del "orden del día". A la vez y por conducto del señor Presidente, el Consejo de Administración propone a la asamblea que, para el supuesto de resolver la exclusión de las mencionadas cooperativas, no se haga uso del derecho de exigirles el saldo de capital pendiente de integración a la fecha. En relación a la asociada "Tambos" Cooperativa Tambera Limitada N° 448 la Presidencia manifiesta que la nombrada solicitó, mediante nota de fecha 15/08/2002, el levantamiento de la suspensión de sus derechos sociales debido a que, en el momento que SanCor lo disponga, reiniciaría sus entregas de producción. Por ello - agrega el Presidente - el Consejo de Administración, luego de constatar que esta cooperativa primaria regularizó su situación institucional y procedió a excluir a los asociados que no entregan su producción a la misma, en su sesión del 25 y 26/09/2002 (Acta N° 2.549) resolvió dejar sin efecto la suspensión impuesta oportunamente, condicionada a que esta asociada apruebe - mediante la realización de una asamblea - la renovación de su adhesión a SanCor Cooperativas Unidas Limitada por un nuevo período de diez (10) años, contados a partir de la fecha de la pertinente solicitud, disponiéndose, en consecuencia, retirar del "orden del día" de esta asamblea el tema referido a dicha entidad. Seguidamente, luego de un breve intercambio de opiniones, los asambleístas resuelven por unanimidad excluir a las asociadas Cooperativa de Tamberos de "Algarrobal" Limitada N° 22, Cooperativa de Tamberos "El Chipión" Limitada N° 74 y Cooperativa Limitada de Tamberos "La Crispense" N° 241, dándolas de baja del respectivo registro de asociadas y aplicándoles la indemnización prevista en el artículo 11°, inciso c) del estatuto social. Al propio tiempo, las mismas tendrán que abonar un monto equivalente al ciento por ciento de sus respectivos capitales integrados en esta Cooperativa, incluyendo el ajuste de capital, si la asamblea resolviere su capitalización en el tratamiento del punto 5° del "orden del día", no exigiéndoles el pago del saldo de capital pendiente de integración a la fecha. En consecuencia, las sanciones económicas a aplicar a estas cooperativas serán las siguientes: "Algarrobal": $ 282.997,00; "El Chipión": $ 3.364.620,00; y "La Crispense": $ 829.038,00. Como derivación de la decisión que termina de adoptarse, los tres Delegados de la Cooperativa

de Tamberos "El Chipión" Limitada proceden a retirarse de la asamblea. 4°.- **Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62° ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora:** El Presidente hace mención al presente punto del "orden del día", señalando que debido a lo extenso de la documentación a analizar y teniendo en cuenta que la misma fue enviada a cada asociada con la debida anterioridad y, a su vez, evaluada en las reuniones informativas zonales, propone un tratamiento en general y que para el análisis en particular se proceda únicamente a la lectura de los títulos y/o subtítulos contenidos en la documentación a considerar. En forma unánime, los delegados aceptan por unanimidad el procedimiento propuesto, aprobando en general toda la documentación puesta a consideración. Memoria: A fin de proceder al análisis en particular, el Secretario da lectura a los títulos y subtítulos contenidos en la misma, sometiéndolos a consideración de la asamblea. De esta manera, los asambleístas fueron tratando cada uno de los puntos contenidos en la Memoria, luego de lo cual la Presidencia concluye entonces expresando que la misma resulta aprobada, en general y en particular, por doscientos noventa y cinco de los doscientos noventa y seis Delegados que intervienen en esta asamblea con voz y voto, con la única abstención del Delegado José Fosatti, de la asociada "30 de Agosto" N° 478. Estados Contables Ejercicio 2001/2002: Planilla de Datos Estadísticos (Apéndice I): Atento a lo requerido por la Presidencia, seguidamente los Delegados disponen aprobar el contenido de la planilla del título. a.- Estados Contables Consolidados: De inmediato, se pasa a tratar el Estado de Situación Patrimonial Consolidado (Activo y Pasivo), el Estado de Resultados Consolidado, el Estado de Origen y Aplicación de Fondos (1) Consolidado, del ejercicio económico fenecido el 30 de junio de 2002 (todos comparativos con el período anterior), los que en definitiva son aprobados, como Apéndice II. Notas a los Estados Contables Consolidados (al 30 de junio de 2002, comparativas con el ejercicio anterior): 1. Bases de preparación; 2. Entidades objeto de la consolidación; 3. Criterios de valuación; 4. Integral Insumos S.C. - Cesión de créditos; y 5. Notas correspondientes a los Estados Contables de SanCor Cooperativas Unidas Limitada aplicables al ente consolidado (Apéndice II). Como resultado del tratamiento formalizado por los Delegados respecto a los conceptos y cifras contenidos en los ítems consignados precedentemente (1. al 5. inclusive), se dispone dar aprobación a los mismos. b.- Estados Contables: Se incursiona ahora en el tratamiento de: Estado de Situación Patrimonial (Activo y Pasivo), Estado de Resultados, Estado de Evolución del Patrimonio Cooperativo Neto y Estado de Origen y Aplicación de Fondos (1); todos correspondientes al ejercicio terminado el 30/6/2002, comparativos con el ejercicio anterior. Sobre este particular, los asambleístas acuerdan dejar aprobados estos estados contables. Notas a los Estados Contables al 30 de junio de 2002, comparativas con el mismo período del ejercicio anterior: 1. Bases de presentación; 2. Criterios de valuación (2.1. Disponibilidades, créditos y deudas, 2.2. Inversiones corrientes, 2.3. Bienes de cambio, 2.4. Inversiones no corrientes y otros pasivos por inversiones, 2.5. Bienes de uso, 2.6. Bienes inmateriales, 2.7. Cargos diferidos, 2.8. Otros activos, 2.9. Previsiones, 2.10. Cuentas del Patrimonio Cooperativo Neto, y 2.11. Cuentas del estado de resultados); 3. Evolución de la cuenta ajuste del capital; 4. Apertura de colocaciones de fondos, créditos y pasivos; 5. Bienes de disponibilidad restringida y garantías otorgadas; 6. Operaciones con entidades controladas y vinculadas; 7. Restricción a la distribución de resultados del ejercicio; 8. Otros egresos e ingresos neto; 9. Obligaciones negociables; 10. Préstamo de la

International Finance Corporation; 11. Floating Rate Notes; 12. Integración de capital suscripto; 13. Convenio de Adhesión entre SanCor Cooperativas Unidas Limitada y Asociación Unión Tamberos Cooperativa Limitada (A.U.T.); y 14. Efectos de la devaluación del peso argentino y otras modificaciones a la normativa económica y marcha de los negocios en la actual crisis económica. Compenetrados los Delegados de todo lo condensado en las antedichas notas - abarcativas de los puntos 1. al 14. inclusive - y como resultado del análisis originado a instancia de los mismos, se dejan aprobadas cada una de ellas. Evolución de los Bienes de Uso por el ejercicio finalizado el 30 de junio de 2002, comparativo con el ejercicio anterior (Anexo A): Una vez evaluados los datos numéricos y conceptos que contempla este cuadro, la asamblea resuelve dejar aprobado el mismo. Evolución de los Activos Intangibles por el ejercicio terminado el 30 de junio de 2002, comparativo con el ejercicio anterior (Anexo B): Los asambleístas disponen aprobar este cuadro. Inversiones Bancarias, en Acciones, otros Valores Negociables y participación en otras Sociedades al 30 de junio de 2002, comparativo con el ejercicio anterior: Compenetrados del contenido de este cuadro, los Delegados aprueban el mismo. Información sobre el Emisor (último Balance) - Anexo C: Los asambleístas expresan su aprobación a este cuadro. Evolución de las Previsiones, Reservas y Fondos por el ejercicio terminado el 30 de junio de 2002 (Anexo E): Puesto el mismo a consideración, los representantes de las cooperativas adheridas coinciden en aprobar el cuadro del epígrafe. Costo de las Mercaderías Vendidas por el ejercicio terminado el 30 de junio de 2002, comparativo con el ejercicio anterior (Anexo F): Al igual que los anteriores, los Delegados se pronuncian por la aprobación del cuadro del título. Activos y Pasivos en Moneda Extranjera al 30 de junio de 2002, comparativo con el ejercicio anterior (Anexo G): Los asambleístas disponen aprobar el presente cuadro. Compras y Gastos de Fabricación, Administración y Comercialización por el ejercicio terminado el 30 de junio de 2002, comparativo con el ejercicio anterior (Anexo H): Interiorizados de los datos correspondientes, los representantes de las asociadas aprueban el referido cuadro. Estados Contables Básicos No Reexpresados (Estado de Situación Patrimonial - al 30 de junio de 2002; y Estado de Resultados - por el ejercicio terminado el 30 de junio de 2002): Realizado el tratamiento del tema, se aprueban estos cuadros. Interviene ahora el señor Presidente para dejar debidamente aclarado ante los Delegados que todo cuanto se termina de aprobar en lo correspondiente al Balance del ejercicio 2001/2002 - es decir: Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos - resulta de la decisión mayoritaria de doscientos noventa y cinco Delegados, de los doscientos noventa y seis asistentes y habilitados con voz y voto, con la única abstención del asambleísta José Fosatti (de la asociada "30 de Agosto" N° 478). Informe del Auditor: En cumplimiento a lo requerido al efecto por el Presidente del Consejo de Administración, acto seguido el Contador Público U.C.A. Enrique J. Colombo (integrante de la firma "Pistrelli, Díaz y Asociados S.R.L." que tiene a su cargo la auditoría externa de SanCor Cooperativas Unidas Limitada) procede a leer el informe del epígrafe. Ese documento fue emitido en cumplimiento de las disposiciones emanadas de la Ley de Cooperativas N° 20337 y normas complementarias. Concluída la lectura del mismo, esta asamblea resuelve aprobarlo por unanimidad. Informe de la Comisión Fiscalizadora: Habilitado a tal fin por el titular del Consejo de Administración, de inmediato el Presidente de la Comisión Fiscalizadora, Síndico señor Ricardo Alberto Garrone, se ocupa de la lectura del informe producido por ese órgano de fiscalización, dándose cumplimiento así a las disposiciones estatutarias y reglamentarias en

vigencia en esta materia. Interiorizados los Delegados presentes del informe antedicho, los nombrados resuelven - por unanimidad - aprobar el mismo en todos sus términos. Se establece que toda la documentación considerada y aprobada por la asamblea en este punto 4°.- (Memoria y Balance 2001/2002) forma parte integrante de la presente acta al incorporarse como anexo, debidamente foliada, firmada y rubricada, abarcando desde el folio 1.973 hasta el folio 2.056, inclusive. 5°.- **Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto**: Al someter este punto a tratamiento de los asambleístas, el señor Presidente manifiesta que - según lo establecido por las normativas del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) - se ha procedido a reflejar el efecto de los cambios en el poder adquisitivo de la moneda en los estados contables de la Cooperativa, correspondientes al ejercicio económico anual finalizado el 30 de junio de 2002. De la aplicación de la normativa sobre el capital integrado, resulta la partida denominada "Ajuste de Capital", cuyo incremento imputable al ejercicio económico cerrado el 30/6/2002 asciende a $ 110.388.274,00 (pesos ciento diez millones trescientos ochenta y ocho mil doscientos setenta y cuatro), importe éste que puede ser capitalizado, total o parcialmente, por resolución de la asamblea de asociadas. En consecuencia, el Consejo de Administración propone a la asamblea la capitalización del ciento por ciento de la cuenta "Ajuste de Capital". Debidamente interiorizados, los Delegados avalan la sugerencia presentada y, por lo tanto, resuelven por unanimidad aprobar la capitalización del ciento por ciento de la mencionada partida. **6°.- Consideración sobre la autorización para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información**: El Presidente señala que actualmente existen oportunidades de negocios que SanCor puede capturar mediante la constitución de alianzas estratégicas, lo que nos permitiría incorporar valor a los activos tangibles e intangibles de la entidad y, a la vez, posibilitaría compartir los riesgos del negocio, disminuyendo las necesidades de financiamiento propio y, además, capitalizar en favor del proyecto el conocimiento de los socios. De inmediato, se procede al tratamiento formal del tema, originándose un amplio intercambio de opiniones, en cuyo transcurso algunos Delegados exponen sus puntos de vista sobre este particular. En concreto, el asambleísta Italo Jorge Gastaldi - de la asociada "Dos Hermanos" N° 36 - aconseja autorizar la participación en sociedades de capital y, por ende, facultar al Consejo de Administración a definir los aspectos inherentes a las respectivas asociaciones, pero supeditado todo ello a lo siguiente: I.- Participación mínima de SanCor del 50% en el capital y en la voluntad social, conservando la propiedad de las marcas y si fuese necesario cederlas en alquiler; y II.- Antes de firmar definitivamente la constitución de la sociedad, que el Consejo de Administración convoque a reunión a los representantes de las cooperativas adheridas para informar convenientemente a esa instancia sobre los lineamientos y alcances de lo que se proyecte acordar. A continuación, los Delegados Fernando Gioino, José Oscar Sorassio, Henrri Rubén Domingo Francisca y Remigio Antonio Pascual - en ese orden - de las cooperativas "El Trabajo" N° 94, "La Agrícola Regional" N° 420, "La Tordilla" N° 66 y "La

Humbertina" N° 137, respectivamente, se pronuncian en favor de la posición sustentada por el Delegado Italo Jorge Gastaldi (asociada "Dos Hermanos" N° 36). Por su parte los Delegados José Carlos Cravero y Adolfo Ferrero (ambos representantes de "Las Dos Provincias" N° 13), Idelso Lorenzo Trossero ("Carlos María Rivero Haedo" N° 50) y Elder Hércules Gastaldi ("Beiro" N° 49) coincidentemente proponen, mediante sus exposiciones de motivos, que el Consejo de Administración lleve adelante las negociaciones enderezadas a intervenir en sociedades de capital, pero sujetando a una asamblea la aprobación de participación en cada una de ellas, sobre la base que - entre otros parámetros a convenir por las partes - SanCor cuente con un capital social mínimo del cincuenta por ciento y que nuestra marca no sea vendida. Planteadas así las cosas y en razón que existen dos posiciones sobre el punto en consideración - ambas debidamente apoyadas por otros Delegados que también usaron de la palabra - la Presidencia manifiesta que someterá las mismas a votación. Para el caso, el señor Miguel Omar Altuna aclara que los asambleístas tendrán que expedirse por una de las dos alternativas planteadas, identificadas de la siguiente manera: Alternativa "1": Autorizar al Consejo de Administración a continuar en las negociaciones para la constitución de sociedades de capital - con una participación mínima de capital social del 50% y prescindiendo de la venta de nuestras marcas - y sujetando la aprobación de la participación de SanCor Cooperativas Unidas Limitada en cada una de ellas a la consideración de una asamblea de asociadas; y Alternativa "2": Autorizar al Consejo de Administración a acordar la participación de nuestra Cooperativa en sociedades de capital - cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades a dicho cuerpo directivo por el término de doce meses para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas - conviniendo la misma en base a estas condiciones: a) Participación de al menos el cincuenta por ciento (50%) en el capital y la voluntad social; b) Conservar la propiedad de las marcas, pudiendo cederlas en alquiler o royalties; c) Previo a la firma definitiva de la constitución de la respectiva sociedad, el Consejo de Administración tendrá que convocar a reunión a las cooperativas adheridas para informar adecuadamente del tema a los representantes de las mismas. Una vez realizado el acto de votación correspondiente, la Presidencia comunica que el mismo arrojó el siguiente resultado: Por la Alternativa "1" se pronunciaron 64 Delegados y por la Alternativa "2" se expidieron 218 asambleístas, mientras que se registraron 14 abstenciones. En consecuencia, respecto a este punto 6° del "orden del día" queda definida y aprobada por mayoría la resolución identificada como Alternativa "2", conforme a cuanto se resume precedentemente. **7°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se anexa:** La Presidencia manifiesta que, atento a cuanto ha venido ocurriendo en este sentido en las últimas asambleas ordinarias, se incluye un punto en el "orden del día" para la consideración de los artículos 67° y 78° de la Ley de Cooperativas N° 20337, los que establecen que mediante resolución de la asamblea puede ser retribuido el trabajo personal realizado por los Consejeros y Síndicos en el cumplimiento de la actividad institucional. Además y con carácter de recordatorio, hace referencia a que la asamblea del 28/9/2001 había aprobado, para el período 29/9/2001-27/9/2002, la siguiente retribución: a) Para el Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración y para el Presidente de la Comisión Fiscalizadora: $ 2.200,00 por

mes a cada uno; b) Para el Prosecretario, Protesorero y Vocales Titulares del Consejo de Administración y para los restantes Síndicos Titulares del órgano de fiscalización: $ 1.800,00 por mes a cada uno; c) Para los Vocales Suplentes que fueren convocados por el Consejo de Administración: un monto individual de $ 60,00 por cada día. Luego de un breve intercambio de opiniones, los asambleístas resuelven por unanimidad que, para el período comprendido entre el 28/9/2002 y el día de realización de la próxima asamblea ordinaria y por el concepto materia de tratamiento de este punto del "orden del día", se proceda de la siguiente manera: Que los valores de $ 2.200,00, $ 1.800,00 y $ 60,00, *respectivamente* - establecidos en la asamblea del 28 de setiembre de 2001- sean ajustados ahora mediante la aplicación de un coeficiente que deberá surgir del cálculo a efectuar entre el valor promedio abonado por SanCor Cooperativas Unidas Limitada por la producción que mensualmente entreguen las entidades primarias adheridas y el que se liquidara en setiembre de 2001. Asimismo, se dispone ratificar las resoluciones adoptadas en anteriores asambleas, respecto a que esta entidad se hace cargo del mayor aporte previsional que les corresponda tributar como "autónomos" y de la mayor incidencia que le signifique a cada uno de ellos, en la liquidación del impuesto a las ganancias, las retribuciones aprobadas en el presente punto. **8°.- Designación de una Junta Escrutadora para las elecciones a realizar, *según puntos 9° y 10° siguientes*:** *En el tratamiento del presente punto, el Presidente manifiesta* que, de acuerdo a lo establecido en el artículo 12° del reglamento interno, corresponde designar a seis Delegados que integrarán la Junta Escrutadora que tendrá a su cargo la recepción de los votos y la verificación del escrutinio correspondiente a las elecciones de autoridades previstas en los puntos 9° y 10° del "orden del día". Mediante un pronunciamiento unánime, los Delegados disponen que las personas requeridas sean designadas por la Presidencia. Atento a esa decisión, el Presidente propone nombrar para ese cometido a los señores Renee Boaglio (Cooperativa "Pascanas" N° 264), Pedro Perez Zarlenga (Cooperativa "La Pintense" N° 475), José Oscar Sorassio (Cooperativa "La Agrícola Regional" N° 420), Miguel Arcangel Rocchiccioli (Cooperativa "Dos Hermanos" N° 36), Esteban Bergese (Cooperativa "Arroyito" N° 208) y Mario César Miretti (Cooperativa "Carlos María Rivero Haedo" N° 50). La asamblea aprueba por unanimidad la nómina de Delegados que integrarán la precitada Junta Escrutadora. **9°.- Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Miguel Omar Altuna, Emilio Gerardo Walter, Alberto Eduardo Sánchez y Walter Valentín Toldo. Elección de doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los artículos 44° y 49° del Estatuto Social. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Ricardo Alberto Garrone, como consecuencia de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Idelberto Néstor Astesana, Oscar Roberto Ferrero y Alberto Raúl Linguetti, por finalización de mandatos**: Previo al acto de votación correspondiente, el Secretario del Consejo de Administración expresa que, en cumplimiento de lo establecido en la resolución general n° 340/99 de la Comisión Nacional de Valores y su modificatoria, resolución general n° 290, es necesario dejar aclarado que las personas propuestas como candidatos a Consejeros, titulares y suplentes, revisten la condición de "independientes", carácter éste que surge de las respectivas actas de las reuniones realizadas en cada zona en la que fueran nominados como candidatos a Consejeros y presentadas oportunamente al Consejo de Administración. En el caso de los candidatos a Síndicos, titular y suplentes, solamente se requiere

tal caracterización si se trata de profesionales en ciencias económicas. Sobre este particular, se aclara que, si bien el candidato a Síndico titular es un Contador Público Nacional, no está alcanzado por la condición de "no independiente". Seguidamente, la Junta Escrutadora se constituye a fin de proceder al acto eleccionario correspondiente a este punto del "orden del día". Coincidiendo los mismos con la moción realizada en tal sentido por el Delegado Víctor Hugo Tolosa, de la cooperativa "Zona de Gálvez" N° 71, la asamblea resuelve por unanimidad llevar a cabo la votación por signos levantando la mano. Cumplido el acto, la Junta Escrutadora informa oficialmente, mediante su correspondiente despacho, que la elección para la renovación parcial del Consejo de Administración y de la Comisión Fiscalizadora arrojó el siguiente resultado, a saber: Para miembros titulares: Miguel Omar Altuna, Juan Bautista Delbino, Oscar Juan Carreras y Alberto Eduardo Rossetti, con 296 votos cada uno. Para suplentes: Luis María Pochettino, Rubén Darío Echavarri, Eduardo Isaac Honorio Barcarolo, Italo Jorge Gastaldi, Jorge Valeriano Baudino, Carlos Rubén Francisca, Adelmo Miguel Antonio Daghero, Alberto Raúl Linguetti, Luis Francisco Beltramino, Walter Martino, Guillermo Miretti y Rubén Antonio Paulón, con 296 votos cada uno. Para Síndico titular: José Luis Juan: 296 votos. Para Síndicos suplentes: Hugo Luis Dana, Clemar Lorenzo Miguel Scalerandi y Raúl Juan Origlia, con 296 votos en cada caso. El Secretario manifiesta que todas las personas electas se ajustan a los requisitos estatutarios y reglamentarios vigentes, tras lo cual, la asamblea aprueba por unanimidad el acto eleccionario y la consiguiente proclamación de las mismas. **10°.- Elección y proclamación del Presidente del Consejo de Administración, por un período de tres ejercicios, conforme a lo determinado por los Artículos 48° y 23° del Estatuto Social y del Reglamento Interno, respectivamente**: El Secretario señala que, como consecuencia de las últimas reformas introducidas al estatuto social y al reglamento interno - aprobadas por la Asamblea Ordinaria del 28/9/2001 - y conforme al artículo 48° del estatuto, corresponderá que los Delegados procedan ahora a designar, entre los doce miembros titulares del Consejo de Administración y con mandato por tres ejercicios, al Presidente de SanCor Cooperativas Unidas Limitada. A continuación, la Junta Escrutadora manifiesta que, de acuerdo a lo establecido en los artículos 12° y 23° del reglamento interno, esta elección deberá ser secreta, requiriéndose una mayoría absoluta de los votos presentes. Si así no fuere, se procederá a una segunda votación entre quienes obtengan la mayoría simple y la primera minoría, salvo en el supuesto de empate, en cuyo caso, solamente participarán dichos Consejeros en la segunda votación, la que a su vez se definirá por mayoría simple. Si en la misma se produjera un empate en el mayor número de votos, a efectos de la respectiva definición se procederá a un sorteo. Seguidamente, se dispone por unanimidad formalizar el acto eleccionario, en la forma mecánica que establece la citada Junta. Siendo las trece horas treinta minutos se pasa a un cuarto intermedio para realizar la votación y el correspondiente escrutinio. Concluído el acto respectivo, a las catorce horas cincuenta y cinco minutos se reinicia la Asamblea con la lectura - por parte del Delegado señor Mario César Miretti, como integrante de la misma - del despacho emitido por la Junta Escrutadora, cuyo texto es el siguiente: "Sunchales, Setiembre 27 de 2002. Escrutinio Elección de Presidente de SanCor Cooperativas Unidas Limitada - Período 2002/2005. Votos emitidos: 296. Candidatos Votados: Juan Bautista Delbino 107; Miguel Omar Altuna 161; Oclides Amatore Cardellino 24; Juan Carlos Meia 1; y Ariel Aldo Salera 1. Votos en Blanco o Anulados: 2. Total de Votos: 296. Firmado: Miguel Arcangel Rocchiccioli, Pedro Perez Zarlenga, Esteban Bergese, Renee Boaglio, Mario César Miretti y José Oscar Sorassio". La

Asamblea aprueba por unanimidad todo lo actuado, proclamando oficialmente al señor Miguel Omar Altuna como Presidente del Consejo de Administración por el período 2002/2005, quien seguidamente agradece por su designación como tal, a la vez que pone de manifiesto - a través de sus palabras - la predisposición que lo anima a tratar de continuar aportando lo mejor de sí, en favor de los intereses de SanCor Cooperativas Unidas Limitada, en particular, y de las entidades primarias adheridas y sus asociados, en general. Por lo demás, el nombrado sostiene ahora que al haberse tratado todos y cada uno de los puntos incluidos en el "orden del día" respectivo, correspondería dar por finalizada esta asamblea. Sin embargo, teniendo en cuenta que distintos Delegados que durante el desarrollo de este acto institucional hicieron uso de la palabra para referirse a los temas en consideración también expresaron mociones de anhelo y/o sugerencias respecto a diversos temas que responden al funcionamiento de esta Cooperativa de segundo grado, el señor Miguel Omar Altuna entiende que previo al cierre - y así lo propone a la asamblea - sería prudente y conveniente escuchar y receptar esas inquietudes puestas de manifiesto en el transcurso de las deliberaciones, con la consiguiente constancia en la presente acta. Al aprobar por unanimidad los Delegados la propuesta de la Presidencia, se dispone dejar sentadas en este documento - como expresiones y/o mociones de anhelo - las sugerencias que se resumen a continuación, a saber: 1.- Cooperativas Adheridas: El señor Hugo Montini - Delegado de la asociada "Carlos María Rivero Haedo" N° 50 - plantea, como moción de anhelo, la necesidad que entre todos, directivos y productores, tenemos que redoblar los esfuerzos para evitar que anualmente se produzca, por diversas razones, la emigración de cooperativas adheridas y, por consiguiente, de los productores asociados a las mismas. Por su parte, Jorge Bersano (de la asociada "La Argentina" N° 57) manifiesta que las cooperativas y sus productores necesitan lograr, de parte de los directivos y funcionarios de la entidad de segundo grado, un contacto más fluído y permanente; no solamente para obtener una información actualizada del quehacer diario de SanCor, sino también para que, por esa vía, se posibilite afianzar las buenas relaciones que en todo momento deben identificar a las partes. 2.- Encuentro de Intercambio entre Asociadas a SanCor: El Delegado Fernando Gioino - de la cooperativa "El Trabajo" N° 94 - expone su inquietud, en el sentido que el Consejo de Administración analice a la brevedad las posibilidades y conveniencias de reanudar, con una frecuencia mínima de una programación anual, la realización del denominado Encuentro de Intercambio entre Asociadas a SanCor Cooperativas Unidas Limitada y a nivel del cual se priorice el análisis de temas puntuales y/o proyectos que, por su relevancia, merezcan plantearse a su debido momento a nivel de los representantes de las entidades primarias adheridas. 3.- Consejo de Administración: En lo concerniente a este tema, el Delegado Remigio Antonio Pascual - de la asociada "La Humbertina" N° 137 - plantea, como moción de anhelo, que las autoridades de la Cooperativa consideren formalmente, con la oportuna proposición a asamblea de una nueva reforma estatutaria, las siguientes sugerencias: a)- Eliminar el Comité de Dirección que al presente funciona en el ámbito del Consejo de Administración; b)- Reimplantar la modalidad de que el Presidente sea elegido directamente - como ocurriera hasta el año pasado - a nivel del Consejo de Administración, en lugar de hacerlo como hoy, atento a lo que determina el estatuto vigente, por conducto de la Asamblea Ordinaria de Asociadas; c)- En base a una reestructuración de las actuales zonas en las que se encuentran agrupadas las cooperativas adheridas, reducir el número de miembros integrantes - titulares y suplentes - del Consejo de Administración de SanCor Cooperativas Unidas Limitada. El

SanCor
Cooperativas Unidas Ltda.

Delegado Adolfo Ferrero (de la cooperativa "Las Dos Provincias" N° 13) expresa que apoya esta sugerencia del Delegado Remigio Antonio Pascual. 4.- Reuniones Informativas con Cooperativas Adheridas: Como Delegado de la asociada "La Tordilla" N° 66, el señor Henrri Rubén Domingo Francisca aconseja - como una inquietud personal - que el Consejo de Administración evalúe la conformación de un grupo de personas que, integrado por directivos y funcionarios, tenga a su cargo el suministro de la información que en cada momento se disponga aportar en las reuniones zonales que periódicamente se concreten con representantes de las cooperativas primarias adheridas, como una manera válida de uniformar - a esa instancia - la comunicación de los diversos temas que correspondan informarse sobre el quehacer de SanCor, en particular, y de la lechería nacional e internacional, en general. 5.- Participación en Producción de Leche y en Mercado Interno de Lácteos: En su condición de Delegado de la asociada "Carlos María Rivero Haedo" N° 50, Vitelmo Sebastián Caglieri sugiere que se priorice - a la mayor brevedad - el análisis de las acciones a implementar en la Cooperativa para tratar de ir recuperando en el menor tiempo posible los porcentajes que en los últimos años hemos venido perdiendo en la participación de SanCor sobre el volumen total de la producción nacional de leche, como también en las ventas de nuestros lácteos en el mercado interno. Habiéndose agotado los puntos contenidos en el "orden del día" de la asamblea que motiva la confección de esta acta, la Presidencia declara finalizada la misma, siendo las dieciseis horas cinco minutos.- Firmado: MIGUEL OMAR ALTUNA – Presidente; EMILIO GERARDO WALTER – Secretario; OMAR ASTESANA y EMILIO ALFREDO GENOVESIO – Asambleístas.----------------------------------

- - - Es copia fiel de su original obrante en el Libro de Actas de Asambleas N° 6 de SanCor Cooperativas Unidas Limitada, abarcativo desde el folio N° 479 hasta el folio N° 489, inclusive.-

CLEMAR JUAN GARNERO
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

DOCUMENT 11

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 2550

4 de octubre de 2002

En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los cuatro días del mes de octubre del año dos mil dos, se reúnen en la sede central de SanCor Cooperativas Unidas Limitada, el actual Presidente Miguel Omar Altuna (quien incluso resultara electo por la Asamblea Ordinaria del día 27/09/2002 para que continúe ejerciendo ese cargo por el período 2002/2005), el Vicepresidente Juan Carlos Meia, el Secretario Emilio Gerardo Walter, el Prosecretario Clemar Juan Garnero, el Tesorero Alberto Eduardo Sánchez, el Protesorero Alberto César Vázquez, y los Vocales titulares Walter Valentín Toldo, Miguel Ángel Cardinali, Oclides Amatore Cardellino, Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera. Además, se encuentran presentes - como miembros titulares de la Comisión Fiscalizadora - los señores Ricieri Luis Paulón y Néstor Juan Garetto. Todas las personas mencionadas dejan constancia de su asistencia firmando el registro respectivo. Siendo las quince horas treinta minutos, el Presidente señor Miguel Omar Altuna declara iniciada la sesión, pasándose a considerar el temario previsto para esta reunión. **ACTA ANTERIOR**: Por Secretaría se pasa lectura a la misma y al someterse a consideración de los asistentes, esa acta es aprobada por unanimidad y sin observaciones. **DISTRIBUCIÓN DE CARGOS**: La Presidencia manifiesta que corresponde ahora que se incorporen a la reunión quienes fueron electos en la Asamblea Ordinaria del 27/9/2002 para integrar - como miembros titulares - el Consejo de Administración, tratándose de las siguientes personas: Oscar Juan Carreras, Juan Bautista Delbino y Alberto Eduardo Rossetti. De los doce suplentes elegidos en la antedicha asamblea, participan - especialmente invitados - los señores Rubén Darío Echavarri, Carlos Rubén Francisca, Alberto Raúl Linguetti y Walter Martino. De inmediato se cumple con lo propuesto por el Presidente, procediendo en consecuencia las aludidas personas a firmar la asistencia pertinente. Además, se integra a la reunión el miembro titular de la Comisión Fiscalizadora, electo en la mencionada asamblea, C.P.N. José Luis Juan. Al propio tiempo, el Presidente señala que - conforme a lo establecido en el Artículo 48° del estatuto social - el suplente de la zona número "3", Eduardo Isaac Honorio Barcarolo, debe ahora pasar a desempeñarse en el carácter de titular, hasta completar su mandato como tal, en razón que el mismo quedara vacante al haber sido electo el señor Miguel Omar Altuna, por la Asamblea Ordinaria de Asociadas del 27/9/2002, como Presidente de SanCor Cooperativas Unidas Limitada para los ejercicios económicos 2002/2003, 2003/2004 y 2004/2005, conformándose así el número de trece Vocales titulares dispuesto por el Artículo 44° del aludido estatuto. A continuación, los miembros titulares que finalizaron sus mandatos en el Consejo de Administración, señores Emilio Gerardo Walter,

Alberto Eduardo Sánchez y Walter Valentín Toldo agradecen a los demás integrantes de dicho cuerpo directivo - al igual que al personal superior - toda la colaboración recibida en cumplimiento de sus funciones; expresiones que son retribuidas por quienes continúan en sus mandatos y por los funcionarios presentes, luego de lo cual los nombrados se retiran de la reunión. Seguidamente, la Presidencia manifiesta que - conforme lo establece el Artículo 50° del estatuto social - se deberá constituir ahora el nuevo Consejo de Administración para el período 2002/2003, para lo cual se tendrá que elegir, entre los doce miembros titulares, al Vicepresidente, Secretario, Prosecretario, Tesorero y Protesorero; los demás miembros titulares actuarán como Vocales. El Presidente consulta a los miembros titulares sobre el procedimiento a adoptar para la correspondiente elección. ... Efectuadas entonces las correspondientes designaciones, el Consejo de Administración queda conformado, para el período 2002/2003, de la siguiente manera: Presidente: Miguel Omar Altuna. Vicepresidente: Juan Carlos Meia. Secretario: Clemar Juan Garnero. Prosecretario: Miguel Angel Cardinali. Tesorero: Oscar Juan Carreras. Protesorero: Alberto César Vázquez. Vocales Titulares: Oclides Amatore Cardellino, Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro, Ariel Aldo Salera, Eduardo Isaac Honorio Barcarolo, Juan Bautista Delbino y Alberto Eduardo Rossetti. Vocales Suplentes: Jorge Valeriano Baudino, Luis Francisco Beltramino, Adelmo Miguel Antonio Daghero, Rubén Darío Echavarri, Carlos Rubén Francisca, Italo Jorge Gastaldi, Alberto Raúl Linguetti, Walter Martino, Guillermo Miretti, Rubén Antonio Paulón y Luis María Pochettino. Además, se deja constancia que - conforme a la información aportada por la misma - la Comisión Fiscalizadora ha quedado constituída de esta manera, a saber: Presidente: Ricieri Luis Paulón y Síndicos titulares: Néstor Juan Garetto y José Luis Juan, mientras que como Síndicos suplentes lo harán: Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi. No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciseis horas cuarenta minutos. Firmado: MIGUEL OMAR ALTUNA - Presidente; CLEMAR JUAN GARNERO - Secretario.---

- - - Esta copia es parte pertinente del original obrante en el Libro de Actas de Reuniones del Consejo de Administración N°1 de SanCor Cooperativas Unidas Limitada.-

CLEMAR JUAN GARNERO
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

Enmendado: Señor Miguel Omar Altuna Presidente. Vale.

DOCUMENT 12

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 302

4 de octubre de 2002

ACTA NÚMERO TRESCIENTOS DOS: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los cuatro días del mes de octubre del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Además, se encuentra presente el C.P.N. José Luis Juan, quien resultara electo en la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada celebrada el viernes 27/9/2002 para integrar la Comisión Fiscalizadora como Síndico Titular. Siendo las once horas, se inicia la sesión con la finalidad de proceder a constituir formalmente la precitada Comisión Fiscalizadora para el período 2002/2003. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **INCORPORACIÓN NUEVOS MIEMBROS COMISIÓN FISCALIZADORA**: A continuación, queda formalizado el acto de incorporación a esta Comisión Fiscalizadora - como nuevo integrante de la misma - del C.P.N. José Luis Juan, quien asume en el carácter de Síndico Titular, en reemplazo del señor Ricardo Alberto Garrone (por finalización de su período de gestión); paralelamente, se incorporan en el carácter de Suplentes los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi - también electos y proclamados por la Asamblea Ordinaria del 27/9/2002 - en sustitución del señor Idelberto Néstor Astesana, del Ing. Oscar Roberto Ferrero y del señor Alberto Raúl Linguetti, que concluyeran en sus respectivos mandatos. En consecuencia, queda establecido que, a partir de la fecha, integran la Comisión Fiscalizadora de SanCor Cooperativas Unidas Limitada - en el carácter de Síndicos Titulares - el señor Ricieri Luis Paulón, el C.P.N. Néstor Juan Garetto y el C.P.N. José Luis Juan, en tanto que revestirán en la condición de Síndicos Suplentes los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi. **DESIGNACIÓN DE PRESIDENTE**: De conformidad a lo contemplado en tal sentido en el Artículo 69° del Estatuto Social de SanCor Cooperativas Unidas Limitada, corresponde ahora efectuar la designación del Síndico Titular que habrá de ejercer - durante el período 2002/2003 - en el carácter de Presidente de este órgano de fiscalización. Analizado el tema, por unanimidad los miembros titulares integrantes de esta Comisión Fiscalizadora resuelven designar - como Presidente de la misma - al señor Ricieri Luis Paulón, quien acepta de conformidad. **COMUNICACIÓN AL CONSEJO DE ADMINISTRACIÓN**: Como consecuencia de lo determinado precedentemente, se dispone elevar la respectiva comunicación al Consejo de Administración de SanCor Cooperativas Unidas Limitada, informando respecto a la constitución e integración de esta Comisión Fiscalizadora para el período 2002/2003. No habiendo más asuntos que tratar, se levanta la sesión siendo las once horas cincuenta minutos. Firmado: RICARDO ALBERTO GARRONE, RICIERI LUIS PAULÓN, NÉSTOR JUAN GARETTO, JOSÉ LUIS JUAN.- Es copia fiel de su original obrante en el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada, al folio N° 35.-------

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

DOCUMENT 13

ASIGNACIONES DE LOS INTEGRANTES DEL CONSEJO DE ADMINISTRACION Y COMISION FISCALIZADORA

Balance General al:	**30-06-02**
1. Afectadas al Estado de Resultados:	397.161
2. Monto final propuesto para la Asamblea:	397.161
Otras Informaciones para determinar Utilidad Computable	
3. Resultado del Ejercicio (neto de impuesto):	- 211.509.604
4. Más (Menos) Ajuste de Ejercicios Anteriores:	- 26.995.510
5. Menos Perdidas acumuladas al inicio del ejercicio:	-----
6. Reserva Especial Art. 42 Ley 20337 (Resultado de "Operaciones con no Asociados" y "Otros Ingresos y Egresos (1)"):	51.315.538
Subtotal:	-187.189.576
7. Más Asignaciones al Consejo de Administración:	397.161
8. Ganancia Computable - Total:	-186.792.415
9. Proporción entre Ganancia Computable y remuneración (en %)	-0,21%
10. Proporción entre Ganancia Computable y dividendo (en %)	-----

(1) Incluye los Resultados de Inversiones Permanentes

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

Miguel Omar Altuna
Presidente

DOCUMENT 14

Comparación entre el Período de Doce Meses finalizado el 30 de junio de 2002 con el Período de Doce Meses finalizado el 30 de junio de 2001

Ventas Netas. *Las ventas netas de la Compañía durante el período de doce meses finalizado el 30 de junio de 2002 (el "Ejercicio 2001/02") fueron a valores constantes de junio 2002 de $ 1.067,0 millones, con una disminución del 15,8 % comparadas con la suma de $ 1.266,8 millones registrada en dicho rubro en el período de doce meses finalizado el 30 de junio de 2001 (el "Ejercicio 2000/01"). Dicha reducción se debió principalmente a un menor volumen de colocaciones principalmente en mercado interno que no fue compensado con el importante incremente de las exportaciones, además se produjo una disminución en los precios de mercado interno medidos en valores constantes que tampoco fue compensado por el incremento de los valores unitarios de ventas en pesos provenientes de las exportaciones, originado por el aumento del tipo de cambio.*

Costo de Ventas. *El costo de ventas bajó el 15,5 %, de $ 954,8 millones durante el Ejercicio 2000/2001 a $ 806,9 millones en el Ejercicio 2001/2002. La Compañía atribuye esta disminución al menor volumen de productos elaborados y comercializados, lo que provocó una desmejora en la abosorción de los costos fijos neutralizando en parte la disminución, además actuaron reduciendo los costos la disminución del precio de la materia prima leche y del costo de mano de obra, ambos en valores constantes. La variación señalada para en los factores materia prima leche - aún la disminución de la producción de leche a nivel nacional - y mano de obra, se debe sin duda a la caída generalizada de los precios internos en términos constantes, originada en la situación por la que atravesó el país durante el período bajo análisis.*

Gastos Comerciales y Administrativos. *Los gastos por ventas decrecieron un 4,6 %, de $ 217,4 millones en el Ejercicio 2000/01 a $ 207,5 millones en el Ejercicio 2001/02; los gastos administrativos disminuyeron el 33,5 %, de $ 32,8 millones en el Ejercicio 2000/01 a $ 21,8 millones en el Ejercicio 2001/02. La disminución de los gastos por ventas tiene como causa principal la disminución del volumen de ventas, aún el importante reconocimiento de incobrabilidades, originada en la actual situación de cesación de pagos en que se desenvuelve el contexto macroeconómico. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible y a la evolución del rubro sueldos que fue inferior al incremento inflacionario.*

Resultados Financieros. *Durante el Ejercicio 2001/02, el resultado financiero medido en términos reales se incrementaron de $. 76,1 millones en el Ejercicio 2000/01 a $ 154,0 millones, es decir el 102,4 %. La mencionada variación se debe al crecimiento del nivel promedio del endeudamiento, al incremento de las tasas de interés y principalmente al fuerte impacto que produjo en las deudas en dólares, la devaluación del tipo de cambio del primer trimestre del 2002.*

Impuesto a los Débitos y Créditos Bancarios y Fondo Promoción Cooperativa: *Debido a la importancia que reviste los conceptos impositivos, la empresa ha decidido desagregar en su cuadro de resultados los componentes tributarios más importantes. El primero de ellos representa una nueva imposición, la cuál ha repercutido directamente en nuestros Resultados Operativos en el Ejercicio 2001/02 por un monto total de $ 7,2 millones. Debido a la importante disminución del Patrimonio Neto Imponible de la compañia, originada con posteriridad al finalizar el régimen de convertibilidad, determinó que el mismo no resultara imponible, con lo cuál los egresos por el aporte al Fondo en el Ejercicio 2001/02, será nulo.*

Otros Gastos no Ordinarios: *se han incluido los cargos registrados por deudores en gestión y otros créditos por ventas de cierta antigüedad que durante el presente ejercicio, ante el importante deterioro del contexto económico, han sido considerados de muy difícil recupero. El monto incorporarado en este concepto ascendió a 30,6 millones.*

Resultado Operativo. *El resultado operativo de la Compañía desmejoró en $ 142,0 millones, de $ - 19,0 millones en el Ejercicio 2000/01 a $ -161,0 millones en el Ejercicio 2001/02. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado negativo de $ - 13,1 millones en el Ejercicio 2000/01 se incrementó a $ - 50,5 millones en el Ejercicio 2001/02, fundamentalmente por el efecto combinado de no incluir en este ejercicio utilidades por ventas de participaciones de sociedades que se habían reconocido en el período anterior, se incrementó las negociaciones dentro del Régimen de Retiro Anticipado de Empleados de la Sociedad, la registración de la devaluación de Bonos en cartera emitidos por algunas Provincias, debido a la escasa posibilidad de utilizarlos como medio de pago a valores nominales y el incremento de las pérdidas originadas por las Inversiones Permanentes en Sociedades Controladas.*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ - 211,5 millones para el Ejercicio 2001/02, habiendo sido también negativo en $ - 32,1 millones en el Ejercicio 2000/01. El mayor resultado negativo surgió de la sumatoria de los conceptos ya analizados, es decir principalmente por el fuerte impacto negativo del Resultado Operativo en cada uno de sus componentes, también fueron importantes las pérdidas originadas en Otros Ingresos y Egresos Netos y en Participación Accionarias en Otras Sociedades.*

DOCUMENT 15

SanCor

Cooperativas Unidas Ltda.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR, TOGHETER WITH THE LIMITED REVIEW REPORT

ERNST & YOUNG

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

LIMITED REVIEW REPORT

(Translation of the Limited Review Report originally issued in Spanish - see paragraph 13 below.)

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

We are hereby submitting for your consideration this First Limited Review Report for the first quarter of the sixty third fiscal year.

1. Organizational Data

1.1. Name: Sancor Cooperativas Unidas Limitada.

1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.

1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772

1.4. Type of cooperative: Second tier.

1.5. Primary business: Producing and marketing of dairy products.

2. We have made a limited review of the balance sheet of SanCor Cooperativas Unidas Limitada as of September 30, 2002, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the three-month period then ended. These financial statements an the Summary of events mentioned in paragraph 15, are the responsibility of the Cooperative's management.

3. The financial statements of SanCor Cooperativas Unidas Limitada as of September 30, 2001, presented for comparative purposes, were reviewed by Pistrelli, Diaz y Asociados Sociedad Civil, as member of Andersen at that time. As a result of such limited review, they issued a limited review report dated November 8, 2001, which, as regards the technical appraisal en certain cooperative's fixed assets, was based on the report of an independent expert. The limited review report included: a) a scope limitation on certain holdings in affiliates, which, as of September 30, 2001, include investments for $24,729,721, accounts receivables for $171,207,345, and liabilities for $33,009,194, as well as the failure to recognize income (losses) generated by such investments in the three-month period ended September 30, 2001; b) some qualifications for failing to present the financial statements consolidated with its subsidiaries and for the valuation method of finished goods at their net realizable

value, and c) an emphasis paragraph related to the uncertainty as to the recoverability of certain accounts receivable for $22,120,335, whose effect was subsequently booked by the Cooperative in the financial statements as of June 30, 2002, upon verifying uncollectibility risks during the year then ended. The adjustment made to the exception related to the valuation criterion of the finished products, described in note 2.3 to the attached financial statements was included by the Cooperative's Management in the financial statements as of September 30, 2001, after the issuance of such limited review report.

4. Except as indicated in paragraphs 5. and 6., we conducted our limited review in accordance with generally accepted auditing standards in Argentina for the limited review of interim financial statements. A review basically consists in applying analytical procedures to financial data and making inquires of responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance to generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such opinion.

5. The scope of our work did not include the limited review of the financial statements of the subsidiaries Integral Insumos S.C., El Hornero S.C., SanCor do Brasil Productos Alimenticios Ltda. Coop Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., San Marco S.A., Aproagro S.A. and Nobleplus S.A., as of June 30, 2002, which were used by the Cooperative to value its investments in such companies as of September 30, 2002, by the equity method. These subsidiaries' financial statements for the three-month period ended September 30, 2002, which are necessary to value such investments under the equity method, as required by generally accepted accounting principles, were not available. Furthermore, we did not obtain information on income (loss) generated by such companies over the three-month period ended September 30, 2002. Therefore, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of September 30, 2002, involved investments, account receivables, and liabilities for $42,446,798, $66,396,696 and $8,970,952, respectively. No holdings gain (loss) was book for the three-month period ended on such date.

6. As indicated in Exhibit C and in note 2.4 to the financial statements, as of September 30, 2002, the Cooperative maintained rights to receive securities which were booked as non current investments and amounts $14,272,440. Up to the date of issue of the present financial statements, we have not obtained sufficient evidence of the valuation and the recoverability of such investments.

7. As explained in note 2.5 to the financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 14., as regards the figures for revaluated property, plant and equipment, is based on the report of such expert.

8. Our audit report dated September 6, 2002, on the financial statements as of June 30, 2002, included a qualifications for uncertainties that remained as of the date of this report with respect to the issues detailed in paragraphs 9. and 10. of this report.

9. As mentioned in notes 10 and 11 to the attached financial statements as of September 30, 2002, the Cooperative has made partial payments to settle the interests arising from loans held with the International Finance Corporation and the second series of the corporate bonds on the basis of payment proposals made to the creditors including discounts and reductions to the rates originally agreed-upon, and has not settled some installments of principal provided for in such loan agreements. Under such agreements, such breaches enable the respective creditors to request from the Cooperative the settlement in advance of all the respective debts and the interests arising from the corporate bonds at the agreed-upon rates. Since as of the date of issuance of these financial statements the Cooperative has not been notified by the respective creditors on the above mentioned breaches, provided for in the agreements to demand the settlement in advance, and expecting a favorable outcome from the negotiations underway, the Cooperative (a) continued to record such loans as non current financial debts in the amount of $276,697,018 , and (b) has not recorded the difference between the accrued interests recorded by the Cooperative and the amount, specified in note 11 to the attached financial statements, that would be obtained in case the requirements established in the FRN prospectus related to the corporate bonds were met. The classification and recording of the above-mentioned liabilities is subject to the outcome of the above-mentioned negotiations.

10. As described in note 13.a) to the attached financial statements, during the first months of 2002 a deep change in the economic model was implemented and the Convertibility Law in effect since March 1991 was abolished. The main consequences that arose from the measures taken by the National Government detailed in such note, are the following (a) the devaluation of the ARS with respect to the USD and the de-dollarization of certain assets and liabilities in foreign currency held in the country, (b) the failure to settle the foreign debt, (c) the introduction of restrictions to the withdrawal of funds deposited in the financial institutions, (d) the restriction to make overseas transfers for capital services of financial loans without the prior authorization of the "Banco Central de la República Argentina" (Central Bank of the Argentine Republic), (e) the increase in prices in the domestic market, and (f) the restrictions to the access to financial credit. This economic scenario has had a significant effect in the Cooperative bringing about, among others, a decrease in its cashflow, which was not enough to face their financial commitments and generated the situation mentioned in paragraph 9.

As mentioned in note 13.b) to the attached financial statements, the Cooperative is developing different strategies in order to adapt its business to the new scenario, and the Cooperative's Board of Trustees and Management believe that the increase in exports, the reduction in costs and expenses and the expected favorable outcome of the above mentioned negotiations aimed at restructuring its financial debts will enable them to reach the favorable operating results that partially offset the higher financial costs generated by the ARS devaluation and thus revert the present situation. The accompanying financial statements as of September 30, 2002, have been prepared taking into account the fact that the Cooperative will continue with their operations and therefore, do not include the effects that might arise from these uncertainties.

11. As indicated in note 1 to the accompanying financial statements, the Cooperative does not file its financial statements consolidated with its subsidiaries as of September 30,2002. Such information is required by effective Argentine accounting standards.

12. The accompanying financial statements have been prepared by the Cooperative according to the rules established by the Argentine Securities Commission, which differ in certain valuation and disclosure aspects from the new professional accounting standards in force in Argentina that are mandatory for fiscal years commenced as from July 1, 2002. The main differences between such regulations are explained in note 1 to the financial statements.

13. As further explained in note 14, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

14. Based on our review and the independent expert's report mentioned in paragraph 7., except for (a) the effect of the adjustments, if any, which might have been requested had the scope limitations of our work described in paragraphs 5. and 6. not taken place, and (b) the failure to file consolidated financial statements stated in paragraph 11., we are not aware of any significant modifications that should be made to the financial statements mentioned in paragraph 2. for them to be filed in conformity with Argentine Securities Commission regulations, Resolution No. 615 from the INAES (Argentine Institute of Cooperatives and Social Economy), and Cooperatives Law, and except, furthermore, for the effect of the matters described in paragraph 12., under accounting principles generally accepted in Argentina, applied on a basis consistent with the preceding year, after giving retroactive effect to the correction of the valuation method of finished goods, with which we agree, described in note 2.3 to the accompanying financial statements. This statement should be read considering the uncertainties described in paragraphs 9. and 10. above, whose resolution cannot be anticipated as of the date of this report.

ERNST & YOUNG

15. Our review was mainly conducted for purposes of expressing the statement included in paragraph 14. The information included in the "Summary of events for the three-month period ended September 30, 2002" is not required by professional accounting standards effective in Argentina and is presented by the Cooperative to comply with the rules of the Argentine Securities Commission. Such Summary of Events, except for the data included as "not covered by the limited review report" and except for the scope limitations to our work described in paragraphs 5. and 6., has also been subject to the inquiries and analytical procedures applied in our review of the financial statements as of September 30, 2002, and in the reviews made by Pistrelli, Díaz y Asociados Sociedad Civil over the financial statements as of September 30, 2001 (attached hereto), 2000, 1999, and 1998 (that are not included in the attached document), and over which Pistrelli, Díaz y Asociados Sociedad Civil issued its limited-review reports for interim periods dated November 8, 2001, which included the qualifications described in paragraph 3., November 9, 2000, November 5, 1999, and November 6, 1998, without qualifications, to which we refer.

Based on our review and on the report of the independent expert mentioned in paragraph 7., except for (a) the lack of presentation of the Summary of Events on consolidated basis and (b) the effect of the adjustments, if any, that might have been required if the scope limitation described in paragraphs 5. and 6. had not applied, we are not aware of any significant modification that should be made to the Summary of Events. This statement must be read taking into account the uncertainties described above in paragraphs 9. and 10., the resolution of which cannot be determined to date.

16. In compliance with current legal and Buenos Aires Stock Exchange requirements, we hereby report that:

a) The financial statements as of September 30, 2002 have been booked in the Inventories and Financial Statements book.

b) Such financial statements have been taken from accounting books kept, in all formal respects, in accordance with legal rules in force in Argentina.

c) As may be seen from the Cooperative's accounts, as of September 30, 2002 the liability accrued in (i) employee and employer contributions to the Integrated Pension Fund System and (ii) the accrued Turnover Tax liability of the Cooperative in favor of the Provincial Tax Office, amounts to $822,554 and $181,305, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
November 7, 2002

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos – Note 1)

Subscribed capital	258,030,770
Paid-in capital	210,676,791
Capital to be paid in	47,353,979

		2002		2001
ASSETS				
CURRENT ASSETS				
CASH			5,105,296	27,008,715
INVESTMENTS				
Bank, securities and shares			2,177,623	45,615,967
RECEIVABLES				
Trade				
Export receivables		94,561,045		
Trade receivables		85,055,479		
Receivables in litigation		21,232,249		
Receivables in litigation secured by mortgages		10,509,263		
Less:				
Imputed interest on receivables		1,718,923		
Allowance for doubtful accounts		27,635,546	182,003,567	265,726,469
Other receivables				
Miscellaneous receivables		47,897,979		
Loans to cooperatives		426,870		
Less:				
Allowance for doubtful accounts		5,389,506	42,935,343	80,826,714
INVENTORIES				
Goods		81,354,110		
Production in process		3,510,270		
Warehouse		30,574,878		
Unbilled orders		36,979		
Less:				
Allowance for inventory obsolescence		901,982	114,574,255	192,263,258
DEFERRED CHARGES				
Expenses paid in advance			10,980,178	25,120,581
TOTAL CURRENT ASSETS			357,776,262	636,561,704

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

		2002	2001
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	24,097,672		
Loans to cooperatives	52,215		
Less:			
Allowance for doubtful accounts	169,107	23,980,780	119,382,000
INVESTMENTS			
Shares, Bonds and Cooperative stakes		117,058,878	88,688,496
PROPERTY, PLANT AND EQUIPMENT			
Original value	1,280,241,931		
Less:			
Accumulated depreciation	591,429,846	688,812,085	611,858,349
OTHER ASSETS			
Packaging		14,728,240	21,052,555
INTANGIBLE ASSETS			
Trademarks	4,708,295		
Less:			
Accumulated amortization	2,602,426	2,105,869	1,598,960
DEFERRED CHARGES			
Expenses paid in advance		5,469,808	7,067,682
TOTAL NONCURRENT ASSETS		852,155,660	849,648,042
TOTAL ASSETS		1,209,931,922	1,486,209,746

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002		2001
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	77,060,734		
Cooperatives	125,064,533		
Foreign vendors	5,422,456		
Imputed interest on payables	(1,708,208)	205,839,515	333,041,917
Financial			
Bank payable	167,599,706		
Interest payable	16,066,630		
Corporate bonds	142,991,420	326,657,756	245,842,630
Other Payables			
Miscellaneous payables	20,782,288		
Salaries and social security taxes payable	13,646,528		
Early retirement system	3,748,654		
Expenses payable	1,128,666		
Taxes payable	5,599,392		
Other liabilities related to investments	2,222,479	47,128,007	76,730,145
TOTAL CURRENT LIABILITIES		579,625,278	655,614,692
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		5,664,156	4,501,787
Financial			
Bank payable	93,500,598		
Corporate bonds	183,196,420	276,697,018	242,679,927
Other Payables			
Miscellaneous payables	8,400		
Salaries and social security taxes payable	403,543		
Early retirement system	4,558,263	4,970,206	11,107,180
ACCRUALS		10,388,769	17,976,880
TOTAL NONCURRENT LIABILITIES		297,720,149	276,265,774
TOTAL LIABILITIES		877,345,427	931,880,466

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

		2002	2001
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	258,030,770		
Associated subscribers	(47,353,979)		
	210,676,791		
Adjustment to capital	39,150,341		
Lump-sum adjustment to cooperative equity	100,917,438	350,744,570	358,397,961
RESERVES AND FUNDS			
Legal reserve	2,829,257		
Labor and employee assistance fund	2,982		
Special reserve (Art. 42, Law No. 20,337)	10,468,366		
Reserve of appraisal revaluation of PP&E	217,133,865	230,434,470	268,823,385
UNAPPROPRIATED EARNINGS			
For the period		(9,421,088)	(42,366,004)
For previous year		(239,171,457)	(30,526,062)
TOTAL EQUITY		332,586,495	554,329,280
LIABILITIES PLUS EQUITY		1,209,931,922	1,486,209,746
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		868,564	1,536,410
OTHER VENDORS-Inputs received on consignment		309,493	409,414
SAN MARCO – Goods received on consignment		129	-
TOTAL MEMORANDUM ACCOUNTS		1,178,186	1,945,824

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002			2001
Accounts	**Operating accounts**	**Transactions with unrelated parties**	**Total**	**Total**
SALES				
Gross sales	261,276,412	603,569	261,879,981	
Less:				
Imputed interest on sales	5,709,407	13,189	5,722,596	
Discounts and taxes	13,603,968	26,231	13,630,199	
NET SALES	241,963,037	564,149	242,527,186	320,276,269
COST OF SALES	186,476,327	332,746	186,809,073	254,621,282
GROSS INCOME	55,486,710	231,403	55,718,113	65,654,987
Less (plus):				
Selling expenses	34,962,127	67,293	35,029,420	65,679,919
Administrative expenses	3,868,172	8,936	3,877,108	7,552,349
Financial and holding (income) loss				
– On assets	36,156,895	639,844	36,796,739	(7,023,993)
– On liabilities	(14,642,040)	(32,006)	(14,674,046)	32,999,771
Tax on bank transactions	1,612,967	3,726	1,616,693	-
Cooperative Development Fund	-	-	-	1,406,853
OPERATING LOSS	(6,474,411)	(456,390)	(6,927,801)	(34,959,912)
OTHER (LOSS) INCOME - NET (Note 8)			(2,493,287)	(7,406,092)
NET LOSS FOR THE PERIOD			(9,421,088)	(42,366,004)

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Cooperative capital				
Account	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
Balance at beginning of fiscal year	258,030,770	(157,742,253)	149,538,615	100,917,438	350,744,570
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	258,030,770	(157,742,253)	149,538,615	100,917,438	350,744,570
Resolution as per Members' Meeting of 09-27-02:					
- Use of reserves to compensate unappropriated income	-	-	-	-	-
- Capitalization of the capital adjustment	-	110,388,274	(110,388,274)	-	-
Depreciation charge and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net loss for the period	-	-	-	-	-
Balance at end of period	258,030,770	(47,353,979)	39,150,341	100,917,438	350,744,570

	Reserves and funds						
Account	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE	Unappropriated earnings	Total 2002	Total 2001
Balance at beginning of fiscal year	2,829,257	3,344	40,994,428	220,284,353	(269,697,519)	345,158,433	631,121,767
Adjustments to initial balances (note 2.10)	-	-	-	-	-	-	(30,526,062)
Adjusted balances at the beginning of fiscal year	2,829,257	3,344	40,994,428	220,284,353	(269,697,519)	345,158,433	600,595,705
Resolution as per Members' Meeting of 09-27-02:							
- Use of reserves to compensate unappropriated income	-	-	(30,526,062)	-	30,526,062	-	-
- Capitalization of the capital adjustment	-	-	-	-	-	-	-
Depreciation charge and retirements for the period	-	-	-	(3,150,488)	-	(3,150,488)	(3,900,501)
Social Assistance Fund Movement	-	(362)	-	-	-	(362)	80
Net loss for the period	-	-	-	-	(9,421,088)	(9,421,088)	(42,366,004)
Balance at end of period	2,829,257	2,982	10,468,366	217,133,865	(248,592,545)	332,586,495	554,329,280

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THREE-MONTH PERIOD YEAR ENDED SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

ACCOUNT	2002	2001
Cash at beginning of fiscal year	1,435,596	25,843,648
Net increase in cash	5,847,323	46,781,034
Cash at end of period	7,282,919	72,624,682
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	216,667,117	308,034,000
Less :		
Purchases and manufacturing expenses	160,852,786	219,968,178
Selling expenses	39,133,433	43,352,913
Administrative expenses	4,104,926	6,444,103
Financial expenses	18,126,126	20,940,910
Tax on bank transactions	1,616,693	-
Other expenses, net	1,996,531	5,969,099
(Decrease) Increase in cash provided by operations	(9,163,378)	11,358,797
Other provided by cash		
Decrease in other receivables	10,410,234	31,397,843
Decrease in deferred charges, intangible assets and other assets	-	3,643,686
Decrease in long-term investments	-	378,904
Increase in other liabilities	9,969,436	715,250
Increase in financial payables	-	4,903,303
Total provided by cash	11,216,292	52,397,783
CASH USED FOR		
Increase for acquisition of PPE	2,638,153	5,616,749
Increase in long-term investments	2,056,819	-
Other uses of funds	673,997	-
Total cash used	5,368,969	5,616,749
Net increase in cash	5,847,323	46,781,034

(1) Cash: Cash and investments to be settled with three months after each period-end.

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Amounts stated in pesos – Note 1)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Restatement in constant pesos

The Cooperative presents its financial statements in constant pesos, following the restatement method set by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), and using adjustment coefficients derived from the domestic wholesale price index of the INDEC (National Institute of Statistics and Census), in accordance with the methods provided by CNV (Argentine Securities Committee) General Resolution No. 415 and Resolution No. 615 of the INAES (Argentine Cooperatives Institute).

Under the restatement in constant pesos method mentioned above, accounting measurements were restated based on the change in the purchasing power of the Argentine peso until August 31, 1995. As from such date, considering the then prevailing economic stability conditions, as required by CNV General Resolution No. 272 and as accepted by professional accounting standards, accounting measurements were no longer restated under such method until December 31, 2001. Pursuant to CNV General Resolution No. 415, the restatement in constant pesos method has been reinstated as from January 1, 2002, and accounting measurements prior to such date are considered as stated in the currency of December 31, 2001.

1.2. Professional Accounting Standards

On December 8, 2000, the Board of the Argentine Federation of Professional Councils in Economic Sciences approved Technical Resolutions Nos. 16, 17, 18 and 19, that incorporated changes to the valuation and disclosure professional accounting standards that will be mandatory for the Cooperative for the year commenced on July 1, 2002, and for the interim periods related to such year. As of approval of these financial statements, the Argentine Securities Commission is analyzing the scope and opportunity to adopt such standards, which differ from the standards applied by the Cooperative to prepare these financial statements in the following relevant issues:

a) They require application of discounted values to measure receivables and payables other than trade or financial receivables and payables, and to measure financial receivables and payables that do not accrue interest (or with an interest rate below the market rate).

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

b) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.
c) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.
d) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.
e) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.
f) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that the translation differences arising from investments in foreign companies will be allocated to a special accounting and will not be included in income for the year.
g) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investments and financial activities; (c) disclosure of segmented information; (c) the balance sheet for interim period has to be compared with the last fiscal year.

The Cooperative is analyzing the effects of changes incorporated by the new technical resolutions, but has not quantified such effect. The Cooperative will start to apply the new accounting standards following approval by the Argentine Securities Commission.

1.3. Consolidated financial statements

The Cooperative prepares its accounting information consolidated with its subsidiaries on an annual basis and not on interim periods.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: the amounts were converted to the exchange rates effective as of each period-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income for each period.
- Federal and Provincial Bonds: they were valued at net realizable value as of September 30, 2002.

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the respective imputed financial components have been segregated.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of September 30, 2001, the Cooperative Company´s receivables from this subsidiary amounted to 88,586,340, in consideration of which it has received deferred-payment checks, which the Cooperative Company´s Management Board has decided to apply towards repaying the related financial payables. As of September 30, 2001, such deferred-payment checks were disclosed under other current receivables. As of June 30, 2002, the Cooperative changed the method used by disclosing the above receivables under other noncurrent receivables, and retroactively applied this method to the period ended September 30, 2001, presented for comparative purposes. In the period ended September 30, 2002, due to the negative economic context, the Cooperative decided to settle such deferred-payments checks that, as of such date, amounted to 33,495,508, by: (a) restoring the Equity of the Subsidiary by converting debt into equity in the amount of 20,090,000, (b) receiving 9,573,200 in financial trust securities of the "*Consortium Fideicomiso Financiero*" held by the subsidiary and (c) offsetting certain payables of the subsidiaries.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus.

2.2. Current investments

- Savings accounts: at face value, plus interest accrued through each period-end.
- Certificates of deposit: at nominal value converted at the effective exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each period-end.
- Unlisted government securities: valued at their technical value as of September 30, 2002.

2.3. Inventories

- Finished products: as of September 30, 2002, at the lower of reproduction cost and net realizable value as of such date. As of September 30, 2001, the Company valued its inventories at their net realizable value. The Cooperative has modified its valuation method as of June 30, 2002, retroactively to the beginning of the year. Therefore, the Cooperative has booked an adjustment to prior-year income, as mentioned in note 2.10.
- Products in process: at their replacement value.
- Warehouse: at replacement value as of each period-end.
- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.

The value of inventories, taken as a whole, does not exceed its recoverable value.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2002 and 2001 with an auditor's report, after eliminating unrealized intercompany profit and losses. Such amounts were restated as mentioned in note 1. The Cooperative's Management estimates that income (loss) generated by these companies over the three-month period ended September 30,2002 is not significant. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company.

- Interests in other cooperatives and other companies: at nominal value as of each period-end, not exceeding the value obtained by the equity method at each period-end.

- Investment in securities to be received: On December 7, 2001, the Cooperative entered into a number of agreements with ArsCap S.A., trustee of the financial trust "Consortium Fideicomiso Financiero" (CFF); through such agreements, the Cooperative (a) assigned the receivables from ProBenefit S.A. arising from the sale of its interest in SanCor Seguros de Retiro S.A. and Trayectoria Cía. de Seguros de Vida S.A. (b) sold a number of 2,416,000 notes issued by ProBenefit and (c) sold its equity interest in Prevención ART and Patrulla S.A. The total price agreed for these transactions amounted to about USD 8,320,000 to be settled through the transfer to the Cooperative of subordinated debt securities of the CFF financial trust.

  Later, in connection with the sale of the interest in Prevención ART, on June 26, 2002, the Cooperative: (1) acquired from the CFF financial trust the shares of Prevención ART, (2) assigned such interest to SanCor Cooperativas de Seguro Ltda. in consideration of a number of securities and other assets for the same economic value, and (3) assigned to the CFF financial trust the assets received in consideration pursuant to the transaction mentioned in (2).

  Besides, on June 27, 2002, due to the several de-dollarization and contract renegotiation measures taken by the Federal Government, mainly under Economic Emergency Law No. 25,561, mentioned in note 13 a), the parties agreed to amend the issuance terms and conditions of the securities of the CFF financial trust, thus defining the right of the Cooperative to receive 3,030,000 subordinated debt securities at a face value of 1 USD each, from which 1,739,000 was subsequently assigned to Patrulla SA.

  As explained in note 2.1, in the period ended September 30, 2002, the Cooperative received from Integral Insumos S.C., a subsidiary, 2,630,000 class "A" ownership certificates in the CFF financial trust. Each certificate has a face value of USD 1.

  To the issuance date of these financial statements, the securities of the CFF financial trust had not yet been issued, and the CNV authorization for their public offering was still pending.

  As of September 30, 2002, the Cooperative has considered its rights to receive such securities at USD 1 each, under the issuance terms and conditions of the trust, disclosing such amounts as noncurrent investments. The related breakdown is disclosed in Exhibit C.

- Other liabilities related to investments: this relates to equity interests in certain subsidiaries that as of June 30, 2002 and/or as of June 30, 2001, had negative shareholders' equity. The related breakdown is disclosed in Exhibit C. Because of this situation the Cooperative Company disclosed its equity interest under "Other current Liabilities" and assumed that it would redress such deficit. Such investment was valued by the equity method, calculated based on the audited financial statements as of June 30, 2002, and 2001, after eliminating unrealized intercompany profit and losses restated as mentioned in note 1., except for SanCor do Brasil Productos Alimenticios Ltda. and SanCor Dairy Corporation for which the Cooperative used the financial statements as of such dates, certified by an independent public accountant. The Cooperative's Management estimates that income (loss) generated by these companies over the three month period ended September 30, 2002 is not significant. The accounting principles used in the subsidiaries and affiliates are similar to those used by the Cooperative Company.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1 less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period end.

As of September 30, 2002, PP&E includes capitalized exchange differences, net of depreciation, for an amount of 124,292,481 that exceed the values adjusted for inflation of such assets, according to General Resolution No. 398 of the CNV, as mentioned in note 2.11.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization restated as mentioned in note 1. The value of these assets, taken as a whole, does not exceed their recoverable value.

2.7. Deferred charges

Expenses paid in advance: at cost incurred restated as mentioned in note 1, less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

Packaging: at the lower of the replacement cost or net realizable value as of each period-end.

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this covers all receivables in litigation not backed by mortgages or other security agreements and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was duly considered.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Obsolescence allowance: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

- Litigation reserve: this covers adverse contingencies that could cause obligations for the Cooperative arising from situations present at each period end, with a high likelihood and quantifiable. In such quantification the report from legal counsel was duly considered.

2.10. Cooperative's equity accounts

Stated in constant pesos at each period-end, as mentioned in note 1, except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

In the Statement of Changes in Shareholders' Equity as of September 30, 2001, an adjustment from prior years was recorded in the amount of 30,526,062. Such adjustment relates to the change of the inventory valuation method, as mentioned in note 2.3.

2.11. Statement of income accounts

The accounts that accumulate monetary transactions in each period (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value and were restated as mentioned in note 1 by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other productive goods were segregated from cost and disclosed under "Financial and holding (income) loss ".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to receivables, payables, income and expenses to the extent that they were material.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The "Financial Income (Expense)" account includes (a) financial income and expense in real terms, (b) holding (income) loss from inventories and other productive goods in real terms and (c) the effect of general inflation on monetary assets and liabilities, segregated from that on assets and liabilities, as per the following detail:

	(Income) loss	
Description	**2002**	**2001**
Financial and holding (income) loss from assets		
Interest and exchange differences	9,974,664	3,202,383
Imputed interest in receivables	(4,526,316)	(6,648,382)
Holdings (income) loss	12,306,535	(3,577,994)
Loss on exposure to inflation	19,041,856	-
Total from assets	36,796,739	(7,023,993)
Financial and holding (income) loss from liabilities		
Interest and exchange differences	1,916,795	24,286,626
Imputed interest in payables	5,930,541	8,713,145
Income on exposure to inflation	(22,521,382)	-
Total from liabilities	(14,674,046)	32,999,771

General Resolution No. 398 of the CNV allows, as an exceptional treatment, exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired or built using the related financing, provided that a series of terms and conditions are met, and that there is a direct relation between the financing and the acquisition, building or production of the assets to which exchange differences may be allocated (fixed assets, intangible assets and long-term investments in other companies organized in Argentina and existing as of January 6, 2002). Financing, total or partial, is to be understood as that granted by the seller of the assets, billed in foreign currency, or that obtained from financial institutions for the same purpose. Where the relation between the financing and the acquisition, building or production the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of September 30, 2002, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 124,292,481, which exceeded the adjusted-for-inflation values of such assets. Exhibit G discloses liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this period-end.

In the three-month period ended September 30, 2002, the Cooperative reversed 59,031,189 due to the effect of inflation, the reduction of the exchange rate as compared to June 30, 2002, and the depreciation of property, plant and equipment in the period.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Balance as of June 30, 1993				25,243,728
Capitalization resolved by the General Meeting		**Increase for the fiscal year**		
Date	**Amount**	**Ended in the year**	**Amount**	
10-29-1993	(2,510,032)	-	-	(2,510,032)
09-30-1994	(312,558)	1994	312,558	-
09-29-1995	(9,847,281)	1995	9,800,388	(46,893)
09-27-1996	(607,006)	1996	607,006	-
09-27-2002	(110,388,274)	2002	113,735,789	3,347,515
		2003	13,116,023	13,116,023

Balance as of September 30, 2002				39,150,341
				=========

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

			Liabilities	
Maturity	**Financial investments**	**Receivables (1)**	**Financial payables (2) (5)**	**Other payables (3)**
Without a maturity date	-	75,203,127	-	7,623,095
	========	==========	==========	==========
With a maturity date				
- Past due				
Up to three month	-	45,175,149	81,397,876	17,127,136
From three to six months	-	8,526,848	26,042,501	7,288,296
From six to nine months	-	2,831,033	28,068,005	10,155,506
From nine to twelve months	-	2,581,390	2,327,600	5,810,763
From one to two years	-	4,576,972	296,260	2,519,796
From two to three years	-	157,074	-	260,416
From three to four years	-	341,808	-	-
Over four years	-	229,539	-	-
	-------------	----------------	----------------	----------------
Total past due	-	64,419,813	138,132,242	43,161,913
	-------------	----------------	----------------	----------------

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
- Not yet due				
Up to three months	2,177,623	122,628,779	70,894,091	158,747,491
From three to six months	-	1,950,542	25,883,396	32,928,528
From six to nine months	-	657,081	50,371,809	7,110,492
From nine to twelve months	-	343,799	41,376,218	3,396,002
From one to two years	-	8,377,559	183,197,018	4,946,343
From two to three years	-	8,272,963	9,350,000	3,209,528
From three to four years	-	131,060	84,150,000	1,414,416
Over four years	-	129,126	-	1,064,076
Total not yet due	2,177,623	142,490,909	465,222,532	212,816,876
Total with a maturity date	2,177,623	206,910,722	603,354,774	255,978,789
Total	2,177,623	282,113,849	603,354,774	263,601,884
			(4)	

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts.
(2) Includes bank and other financial payables.
(3) Includes total liabilities, excluding bank and financial payables and accruals.
(4) The weighted average variable interest rate of financial payables is 0.75% per month.
(5) The Cooperative Company has disclosed 107,525,000 and 326,187,840 as an item to fall due and payable, under the agreements originally signed, for the current and noncurrent portions of the FRN, the IFC loan and other minor loans for which certain principal installments have been defaulted, considering the success expected from the negotiations that are currently in progress with creditors to establish a new payment schedule.

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each period-end, the Cooperative has assets, basically machinery, real property, inventory and trademarks, pledged or mortgaged in the book amounts of 468,141,591 and 483,601,029, securing financial liabilities in the amounts of 499,139,140 and 411,132,976, and securing trade payables of 11,602,937 (2002), as of September 30, 2002 and 2001, respectively.

The assets furnished as collateral and their net book value as of September 30, 2002 and 2001, are as follows:

Description	Net Book Value 2002	Net Book Value 2001
Pledged machinery	241,746,019	205,925,455
Mortgaged real property	160,599,114	197,128,098
Pledged inventory	59,233,138	80,460,227
Pledged trademarks	98,592	87,249
Total	468,141,591	483,601,029

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

As of September 30, 2002, the Cooperative has provided security in the amount of 260,357, has discounted in financial entities certain checks drawn by customers in the amount of 1,317,871 and has assigned certain invoices issued to customers for totaling 14,378,334. The Cooperative is joint and several guarantor of these obligations in case of breach by drawers or debtors.

Furthermore, the Cooperative, in its capacity as shareholder of Arla Foods Ingredients S.A., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest, furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients S.A. committed to depositing the funds required to complete the construction project and commission of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in Exhibit C are as follows:

Account		2002	2001
Current Assets			
Trade receivables	(1)	31,032,092	24,377,264
Other receivables	(2)	21,052,487	45,151,917
Noncurrent Assets			
Other receivables	(3)	15,030,981	102,002,936
Current liabilities			
Trade payables	(4)	(6,767,679)	(34,085,138)
Other payables	(5)	(5,060,825)	(22,757,321)
Sales of goods and services	(6)	16,907,518	9,290,806
Commissions/Bonuses – (loss) income		262,458	122,381
Administrative and Selling expenses	(7)	568,425	3,017,026

(1) Includes among others: "SanCor Do Brasil L.L.C." 29,995,153 and 22,981,451, "San Marco Corp." 344,608 and 840,913 and "Aproagro Corp." 364,117 and 449,658.

(2) Includes among others: "El Hornero G.P." 13,119,051 and 27,536,061, "SanCor Do Brasil L.L.C." 6,717,222 (2001), "Amplicampo Inversora Corp." 6,886,299 and 9,302,152, "Arla Foods Ingredients Corp." 422,372 (2002), "Sancor Dairy Corp" 495,198 (2002), "Tranlac Corp." 504,569 (2001) and "San Marco Corp." 418,583 (2001).

(3) Includes among others: "Integral Insumos G.P." 88,586,340 (2001) "San Marco Corp." 7,791,802 and 13,416,596 and " Ampicampo Inversora Corp" 7,239,179 (2002).

(4) Includes among others: "Sodecar Corp." 5,031,752 and 15,092,335, "Patrulla G.P." 602,053 (2001), "San Marco Corp." 383,842 and 1,224,347, "Coop Publicidad G.P." 34,131 and 199,306, "Aproagro Corp." 980,611 and 2,508,535 "Arla Foods Ingredients Corp." 1,923,049 (2001) and "Integral Insumos G.P." 289,063 and 12,535,512.

(5) Includes among others: "Arla Foods Ingredients Corp." 11,841,015 (2001), "Integral Insumos G.P." 2,081,842 and 857,933, "San Marco Corp. " 1,373,626 (2001), "Amplicampo Inversora Corp." 2,402,795 and 5,315,063, "Patrulla G.P." 474,793 (2001), "Coop Publicidad G.P." 192,243 (2001) and "Aproagro Corp." 462,813 and 2,661,523.

(6) Includes among others: "SanCor Do Brasil L.L.C" 16,158,867 and 8,899,137, "Arla Foods Ingredients Corp." 435,181 (2002) and "Aproagro Corp." 310,247 (2002).

(7) Includes among others: "Patrulla G.P." 1,558,827 (2001), and "Aproagro Corp" 567,023 and 1,457,535.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER INCOME (LOSS) NET

The breakdown of other income (loss) net as of each period-end is as follows:

Account	Income (loss) 2002	Income (loss) 2001
Income:		
Sales of PP&E	30,312	91,116
On sale of warehouse and rejects	81,978	10,527
Others	467,418	(1,303,815)
Loss:		
Severance payments	(459,515)	(1,418,482)
Early Retirement System	(1,565,079)	(4,332,411)
Federal and Provincial bonds impairment in Value	(841,734)	-
Consignments	(77,614)	(302,339)
Services for cooperatives	(129,053)	(150,688)
Total other (loss) income – net	(2,493,287)	(7,406,092)

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of USD 50 million under the Corporate Bond Program which was created by disposition of the Ordinary Meeting of the Cooperative on September 30,1994. This principal amount of which shall be repaid in a single payment on November 7, 2001, which was effected on such date.

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to USD 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV by means of certificate No. 269 dated July 25, 2000. On July 2002, the Cooperative Company issued the second series of Corporate Bonds for a nominal value of USD 94.8 millions. The main characteristics of this loan are explained in Note 11.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of September 30, 2002, USD 28,75 millions was recorded in the financial payables account, including USD 3,75 millions (AR$ 14,025,000) and USD 25 millions (AR$ 93,500,000) in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements as of December 31, 2001, as of March 31, 2002 and as of June 30, 2002, the Cooperative Company had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of September 30, 2002. As of the date of this report such failures were not notified to the Cooperative Company.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative Company has submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative Company are known. Such proposal has been accepted orally by the officers of the IFC and the Cooperative Company made on April 15, 2002, May 15, 2002, June 17, 2002 and July 15, 2002, respectively, the payments of the 4 interest installments under such proposal.

The eleventh principal installment of line A in the amount of USD 1.25 million and interest related to lines A anc C in the amount of USD 0.84 million matured on October 15, 2002. The Cooperative has not repaid such installments.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

To the date of issuance of these financial statements, the Cooperative Company is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario. Such negotiation is being conducted in the framework of a global restructuring process involving all financial liabilities.

Consequently, based in the abovementioned negotiations, the Cooperative Company is still disclosing such liability as current and noncurrent according to the original conditions of the loan agreement.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBOR rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

The covenants of the issuance program for this series of Corporate bonds oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repairment would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001 and their confirmed such failure, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved requesting a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As of December 31, 2001, as of March 31, 2002 and as of June 30, 2002, as mentioned in the financial statements as of such date, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of September 30, 2002, the Cooperative Company continues failing to comply with the financial ratios established.

On January 28 and April 10, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments as of January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consists in four monthly and consecutive installments commencing in August, 2002. As of issuance of these financial statements, the Cooperative had paid in due time up to the third installment. The last installment matures on November 27, 2002. The holders of such "floating rate notes" (FRN) have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

For the purposes of booking the interest accrued since October 29, 2001, to date, the Cooperative has recorded its accounts on the basis of the payment proposals submitted to holders instead of considering the guidelines agreed-upon for the FRN issuance program. The difference between the interest amount accrued and booked by the Cooperative and the amount that would have been booked in accordance with the terms set forth in the FRN prospectus amounted to approximately 48,100,000 as of September 30, 2002. Such amount was calculated on the basis of the Badlar market rate until the last date when its reference value was available in the market and based on the best estimate of its level thereafter considering the relation of this rate LIBOR over the last year. As of September 30, 2002, such amount was not booked by the Cooperative due to its expectations of success of the negotiation process with holders, and estimating that all payment proposals submitted by holders would be accepted.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In relation to the principal installments of USD 1,856,000, USD 3,555,000 and USD 3,555,000 which fell due on January 28, 2002 April 28, 2002 and July 29, 2002, respectively and the principal installment and interests falling due on October 26, 2002, given the uncertainty prevailing in Argentina and the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date because the present situation does not afford the conditions for establishing the related schedule.

As of issuance of these financial statements, the Cooperative is still negotiating the clauses of this agreement due to the difficult macroeconomic scenario undergone by Argentina. Such negotiation is being conducted under the global restructuring process involving all the Company's financial liabilities.

Consequently, the Cooperative Company continues disclosing such financial payables in the financial statements as of September 30, 2002, as current and noncurrent (to such date, debts amounted to USD 38,233,000, equivalent to ARS 142,991,420 as current and USD 48,983,000 equivalent to ARS 183,196,420 as noncurrent), under the original conditions of the FRN prospectus.

12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the shares subscribed should be paid in over a maximum 5-year term. A significant number of terms to pay in the capital subscribed expired in June 2002, and so the Cooperative took out a USD 25 million credit line from Banco de la Nación Argentina in the year ended June 30, 2001, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and its actually subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

13. EFFECTS OF THE ARGENTINE PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC MODEL AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

a) Effects of the Argentine peso devaluation and other modification to the economic model.

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System

Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) unification of the exchange system into a free market for foreign trade transactions and, prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) overall de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient) published by the BCRA plus a minimum interest rate for deposits and a maximum interest rate for payables to the financial system; and (c) prior authorization by the BCRA to make transfers abroad in financial loan principal payments, subject to the exceptions set forth in BCRA Communiqués A 3471 and A 3501, and dividend distribution, whatever the payment method. Payment to foreign creditors of non-financial private payables will be made pursuant to BCRA Communiqué A 3473.

Assets and liabilities in foreign currency were valued until December 31, 2001, at the USD 1 = ARS 1 exchange rate effective as of suspension of the foreign exchange market, as established by Resolution MD No. 1/02 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and by Resolution No. 392 of the Argentine Securities Commission ("CNV"). As of September 30, 2002, and as stated in Note 2.1, assets and liabilities in foreign currency have been valued at the exchange rate effective as of period-end, which was ARS 3.64 to USD 1, buying rate, and ARS 3.74 to USD 1, selling rate. Please note that the exchange rate as of the beginning of the year was ARS 3.70 to USD 1, buying rate, and ARS 3.80 to USD 1, selling rate.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, in the period December 2001 through September 2002, there was an increase in the Argentine wholesale index of approximately 122% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the three-month period ended September 30, 2002, totaled approximately 13%.

Due to the restrictions on the free dispositions of funds deposited with banks and to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make transfers abroad to service the principal of its financial loans, has been restricted.

b) Performance within the current economic crisis.

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, increase in tax deficit and the country risk premium.

This economic context has affected the Cooperative, and affected the Cooperative's cash flow and, therefore, has caused difficulties in the Cooperatives ability to settle its debts.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Therefore, the Cooperative is rescheduling all financial payables preparing a proposal for obtaining extensions on the terms applicable to obligations and reductions of interest rates. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies, the annual Shareholders' Meeting of September 27, 2002, approved such proposal. The Board of Trustees and the Cooperative's Management understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

Taking into account the last economic events and their effects on the Cooperative and that certain event will require further economic measures and detailed regulation by the Government as to their implementation, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the cooperative's financial position and results of operations, and on the operations of banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Board of Trustees and the Cooperative's Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Coopeartive's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Original Cost plus appraisal reevaluations				
Accounts	**Balance at beginning of year**	**Increase**	**Decrease**	**Transfer**	**Balance at end of period**
Land	14,816,844	-	-	-	14,816,844
Buildings	397,089,243	19,194	(16,129,384)	-	380,979,053
Enclosures and facilities	36,989,033	-	(1,736,669)	-	35,252,364
Machinery and facilities	699,918,615	1,661,936	(27,473,902)	98,471	674,205,120
Tools in use	1,227,223	-	(24,318)	(242)	1,202,663
Furniture and fixture	20,964,006	5,939	(1,075,132)	(2,617)	19,892,196
Automobiles	7,787,506	5,962	(527,768)	-	7,265,700
Proprietary computer hardware	11,389,921	51,875	(178,417)	3,518	11,266,897
PP&E under loan for use	287,855	-	(1,884)	-	285,971
Computer hardware under loan for use	194,528	-	(87)	487	194,928
PP&E under capital leases	12,489,898	-	(726,470)	-	11,763,428
Automobiles under capital leases	1,717,485	-	-	-	1,717,485
Machinery Law 24,402 and Resolution No. 502/95	108,795,890	-	(9,036,481)	(6,521,959)	93,237,450
Works in progress	2,127,969	893,247	(623)	(99,617)	2,920,976
PP&E Resolution No. 502/95	21,488,482	-	(2,769,585)	6,521,959	25,240,856
Total 2002	1,337,284,498	2,638,153	(59,680,720)	-	1,280,241,931
Total 2001	1,150,732,127	5,616,749	(2,977,499)	-	1,153,371,377
			(A) and (C)		(C)

(A) Includes 86,856 (2002) and 49,654 (2001) of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) Includes 3,063,632 (2002) and 3,850,847 (2001) in Increased Depreciation Appraisal Revaluation.

(C) As of September 30, 2002, the amount of PP&E includes cumulative foreign exchange differences in the amount of 124,292,481, net of the period's reversals, as established by General Resolution No. 398 of the CNV. The referred reversals have been included in the period's retirements in the amount of 59,031,189.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE THREE-PERIOD ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Depreciations					
		For the period				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period	Net book Value 2002	Net book Value 2001
Land	-	-	-	-	14,816,844	14,467,354
Buildings	117,095,539	2,536,147	-	119,631,686	261,347,367	230,347,897
Enclosures and facilities	12,308,514	300,544	-	12,609,058	22,643,306	19,910,357
Machinery and facilities	373,379,005	7,438,970	(410,245)	380,407,730	293,797,390	259,629,658
Tools in use	1,056,871	15,610	(1,649)	1,070,832	131,831	166,778
Furniture and fixture	13,218,123	274,909	(43,408)	13,449,624	6,442,572	5,556,639
Automobiles	3,040,970	64,439	(29,744)	3,075,665	4,190,035	3,470,307
Proprietary computer hardware	9,641,767	289,417	(17,755)	9,913,429	1,353,468	2,214,987
PP&E under loan for use	84,405	6,553	(446)	90,512	195,459	225,937
Computer hardware under loan for use	193,509	135	487	194,131	797	3,311
PP&E under capital leases	4,220,869	258,851	-	4,479,720	7,283,708	6,779,394
Automobiles under capital leases	329,535	61,461	-	390,996	1,326,489	1,615,118
Machinery Law 24,402 and Resolution No. 502/95	36,123,197	1,358,837	-	37,482,034	55,755,416	42,802,050
Works in progress	-	-	-	-	2,920,976	11,467,259
PP&E Resolution No. 502/95	8,113,325	521,104	-	8,634,429	16,606,427	13,201,303
Total 2002	578,805,629	13,126,977	(502,760)	591,429,846	688,812,085	-
Total 2001	529,668,136	13,335,744	(1,490,852)	541,513,028	-	611,858,349
		(B)	(A)			

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE THREE-MONTH PERIOD

ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period
Trademarks	4,550,231	158,064	4,708,295
Total 2002	4,550,231	158,064	4,708,295
Total 2001	3,927,926	45,698	3,973,624

	Depreciation				
	Accumulated at beginning of year	For the period		Accumulated at end of period	Net book value
		Rate	Increase		
Trademarks	2,538,397	10%	64,029	2,602,426	2,105,869
Total 2002	2,538,397		64,029	2,602,426	2,105,869
Total 2001	2,331,441		43,223	2,374,664	1,598,960

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos – Note 1)

	2002				2001
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments and certificates of deposits	-	-	-	2,177,623	34,072,815
Securities and shares	-	-	-	-	11,543,152
Total current investments				2,177,623	45,615,967
NONCURRENT INVESTMENTS					
El Hornero G.P.	-	-	-	10,279,420	1,247,868
Coop. Publicidad G.P.	-	-	-	60,778	111,493
Amplicampo Inversora Corp.	A/B	1.00	412,205	12,763,382	22,187,086
Tranlac Corp.	-	-	-	-	20,740
SanCor Do Brasil Productos Alimenticios L.L.C.	-	-	-	-	-
Integral Insumos G.P. (1) (2)	-	-	-	19,338,109	673,564
SanCor Mexico L.L.C.	-	-	-	5,109	5,185
Sodecar Corp.	A	100.00	77,618	12,341,831	17,397,670
Arla Foods Ingredients Corp. (1)	-	1,000.00	13,806	44,752,110	35,891,065
SanCor Dairy Corporation	-	1.00	10,000	-	-
Prevención A.R.T.	-	-	-	-	3,695,578
Patrulla Corp.	-	-	-	-	483,785
Aproagro Corp. (3)	-	-	-	-	-
Nobleplus Corp. (3)	-	-	-	-	-
San Marco Corp. (3)	-	-	-	-	-
Coperatives Shares	-	-	-	3,107,798	6,672,099
Right to be Granted Securities					
Consortium financial trustee	Subordinated debt securities	3.64	1,291,000	4,699,240	-
Consortium financial trustee	Ownership certificates	3.64	2,630,000	9,573,200	-
Others	-	-		137,901	302,363
Total noncurrent investments				117,058,878	88,688,496
OTHER LIABILITIES RELATED TO INVESTMENT					
SanCor Dairy Corporation	-	-	-	(89,184)	(267,222)
Sancor Do Brasil Productos Alimenticios L.L.C.	-	-	-	(2,133,295)	(4,755,912)
Total other liabilities related to investments				(2,222,479)	(5,023,134)

(1) During the period ended September 30, 2002, capital contributions were made for Integral Insumos G.P.and Arla Foods Ingredients Corp. in the amount of 20,090,000 and 1,723,838, respectively.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of June 30, 2002, the outstanding amount of such receivables was 13,353,846. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next two years, concentrated in the following percentages: 63.2% and 36.8%, respectively.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and El Hornero G.P., respectively.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C (Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Information on the issuer						
		Latest financial statements					
Denomination and issuers	Main business	Fiscal year – end date	Capital stock	Income (loss)	Share - holders´ equity	Direct interest in Capital	indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P.	Manufacturing and selling of food products	06-2002	310,000	9,215,840	10,331,074	99.50%	99.50%
Coop. Publicidad G.P.	Advertising agency	06-2002	1	(56,350)	67,530	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	06-2002	433,900	(9,919,687)	13,435,139	95.00%	95.00%
Tranlac Corp.	Company engaged in the transportation of goods	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C.	Import and selling of food products	06-2002	10,957,742	2,850,669	(2,318,799)	92.00%	99.96%
Integral Insumos G.P.(1)(2)	Provision of supplies for agricultural and agro industrial activities	06-2002	440,000	(10,779,635)	(767,235)	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2000	6,383	(80)	5,377	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	06-2002	15,523,600	(10,108,186)	24,683,661	50.00%	77.40%
Arla Foods Ingredients Corp. (1)	Manufacturing and sale of cheese whey byproducts	06-2002	27,612,000	-	77,669,397	50.00%	50.00%
SanCor Dairy Corporation	Import and sale of food products	06-2002	10,000	178,038	(89,184)	100.00%	100.00%
Prevención A.R.T.	Workers compensation insurance company	-	-	-	-	-	-
Patrulla Corp.	Security guards, reports and investigations	-	-	-	-	-	-
Aproagro Corp. (3)	Provision of supplies for agricultural activities and IT services	06-2002	5,012,000	(3,014,549)	8,140,798	-	95.00%
Nobleplus Corp. (3)	Manufacturing and selling of food products	06-2002	374,181	35,839	70,699	-	99.98%
San Marco Corp. (3)	Manufacturing and selling of dairy products	06-2002	11,000,000	(4,179,124)	22,191,228	-	99.50%

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE TRHEE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

(Translation of the Financial Statements originally issued in Spanish – See Note 14)

(Stated in pesos – Note 1)

	2002				2001
Account	Balance at beginning of year	Decrease	Increase	Balance at end of period	Balance at end of period
ALLOWANCES					
For doubtful accounts	36,251,999	4,609,827	1,551,987	33,194,159	26,924,773
For inventory obsolescence	1,922,331	1,020,349	-	901,982	-
For impairment in value of investments	-	-	-	-	1,027,938
	38,174,330	5,630,176	1,551,987	34,096,141	27,952,711
ACCRUALS					
Accrual for litigation	10,142,157	1,614,563	1,861,175	10,388,769	17,976,880
	10,142,157	1,614,563	1,861,175	10,388,769	17,976,880
TOTAL	48,316,487	7,244,739	3,413,162	44,484,910	45,929,591
RESERVES AND FUNDS					
Legal reserve	2,829,257	-	-	2,829,257	2,829,257
Labor and employee assistance fund	3,344	362	-	2,982	6,406
Special reserve (Art. 42, Law No. 20,337)	40,994,428	30,526,062	-	10,468,366	34,720,815
Appraisal revaluation	220,284,353	3,150,488	-	217,133,865	231,266,907
TOTAL	264,111,382	33,676,912	-	230,434,470	268,823,385

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Account	References on decreases		References on increases
ALLOWANCES			
For doubtful accounts	Consumption	365,044	Individual recoverability analysis
	Exposure of inflation	4,244,783	
ACCRUALS			
Accrual for litigation	Write –off of extrajudicial agreement	441,552	Calculation on labor claims as per legal counsel reports
	Exposure of inflation	1,173,011	
RESERVES AND FUNDS			
Labor and employee assistance fund	Interest on and repayment of loans granted to employees	(25)	
	Exposure of inflation	387	
Special reserve (Art. 42, Law No. 20,337)	Absorption of loss for the fiscal year 01/02	30,526,062	
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E	3,150,488	

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Accounts	2002	2001
Inventory of goods at beginning of fiscal year	94,644,366	141,514,112
Purchases and manufacturing expenses (Exhibit H)	192,592,486	273,324,207
Subtotal	287,236,852	414,838,319
(Less) Plus:		
Holding gains (losses)	(12,306,535)	3,577,994
Inventory of goods at end of fiscal year	(81,354,110)	(153,255,463)
Imputed interest on purchases	(6,767,134)	(10,539,568)
Cost of sales	186,809,073	254,621,282

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF SEPTEMBER 30, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002				2001		
Accounts	Foreign currency unit and amount		Current exchange rate	Amount recorded in pesos	Foreign currency unit and amount		Amount recorded in pesos
ASSETS							
CURRENT ASSETS							
Cash and Bank	26,160	USD	3.64000	95,222	20,868	USD	46,161
	2,034	BRL	0.97067	1,974	2,471	BRL	1,929
	22,000	ITL	0.00186	41	22,000	ITL	22
	900	FRF	0.56460	508	900	FRF	277
	265	DEM	1.83783	487	265	DEM	272
	7,000	ESP	0.02160	151	7,000	ESP	84
	1,062	DKK	0.48411	514	1,062	DKK	288
	140	SZL	2.46830	346	140	SZL	195
	43,330	CLP	0.00486	211	43,330	CLP	137
	315	UYU	0.13684	43	315	UYU	51
	125	GBP	5.71124	714	125	GBP	400
	53	EUR	3.59488	192	-	-	-
Investments	564,020	USD	3.64000	2,053,034	-	-	-
Trade receivables	26,125,104	USD	3.64000	95,095,380	20,180,858	USD	44,640,734
Other receivables	417,107	USD	3.64000	1,518,269	933,901	USD	2,065,820
	96,631	DKK	0.48411	46,780	-	-	-
	9,714	EUR	3.59488	34,921	-	-	-
				98,848,787			46,756,370
NONCURRENT ASSETS							
Long-term investments	3,921,000	USD	3.64000	14,272,440	-	-	-
Total				14,272,440			-
LIABILITIES							
CURRENT LIABILITIES							
Vendors	4,042,314	USD	3.74000	15,118,254	2,534,457	USD	5,606,305
	205,200	FRF	0.56460	115,856	205,200	FRF	63,047
Financial debts	76,599,028	USD	3.74000	286,480,365	111,138,745	USD	245,842,630
Other payables	2,905,669	USD	3.74000	10,867,201	465,143	USD	1,028,912
Total				312,581,676			252,540,894
NONCURRENT LIABILITES							
Vendors	-	USD	-	-	1,661,480	USD	3,675,249
Financial debts	73,983,160	USD	3,74000	276,697,018	109,708,973	USD	242,679,927
Total				276,697,018			246,355,176

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002				2001
Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Raw materials	116,587,300	-	-	116,587,300	160,591,880
Labor	16,444,820	2,162,003	6,191,845	24,798,668	45,361,658
Freight and transportation	5,323,761	376,716	8,443,241	14,143,718	26,852,001
Containers and packaging	26,929,916	-	715,854	27,645,770	32,511,739
Uncollected receivables	-	-	1,551,987	1,551,987	1,924,469
Depreciation of PP&E (1)	9,285,260	150,801	627,284	10,063,345	9,484,897
Maintenance of PP&E	1,891,837	28,443	112,116	2,032,396	2,902,276
Fuel and electric power	4,626,521	39,035	201,435	4,866,991	6,622,249
Advertising, promotion and others	170	86,553	5,525,300	5,612,023	18,322,493
Taxes	2,489,787	14,756	783,751	3,288,294	5,098,507
Other services	465,741	353,633	1,144,538	1,963,912	2,811,680
Outsourced services	1,707,851	224,642	4,110,477	6,042,970	12,489,188
Other	6,839,522	440,526	5,621,592	12,901,640	21,583,438
Total 2002	192,592,486	3,877,108	35,029,420	231,499,014	-
Total 2001	273,324,207	7,552,349	65,679,919		346,556,475

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

SUMMARY OF EVENTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2002

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE SAME PERIOD OF THE FOUR PRIOR FISCAL YEARS)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The output volumes recorded for this period, as it happened during the previous year, show in this quarter a decrease in the production of milk vis-a-vis the same period of the previous years, reflecting a trend equal to that of domestic production.
- Although sales in the internal market decreased due to the Argentine macroeconomic context, the volume of total sales maintained stable with respect to the prior year due to the increase in sales in the external market. The average price level – at constant values – in the domestic market had a negative change in the period with respect to the same period of the prior year. Prices in the external market, measured in constant pesos, increased due to the significant devaluation of the Argentine peso.
- The Cooperative incurred losses, mainly due to financial and holding losses, in addition to the other income (loss) item manly related to an early retirement program intended to restructure the company to attain most competitive levels.
- Changes disclosed in the equity and financial structure with respect to the same periods of the prior years are mainly caused by the effect of changes in the exchange rate on financial assets assumed in foreign currency.

2. BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Current Assets	357,776,262	636,561,704	634,322,808	584,359,379	516,194,256
Noncurrent Assets	852,155,660	849,648,042	783,060,016	818,225,752	828,006,659
Total	1,209,931,922	1,486,209,746	1,417,382,824	1,402,585,131	1,344,200,915
Current Liabilities	579,625,278	655,614,692	370,909,168	476,051,347	392,246,565
Noncurrent Liabilities	297,720,149	276,265,774	448,733,467	282,150,834	298,637,193
Subtotal	877,345,427	931,880,466	819,642,635	758,202,181	690,883,758
Owners' Equity	332,586,495	554,329,280	597,740,189	644,382,950	653,317,157
Total	1,209,931,922	1,486,209,746	1,417,382,824	1,402,585,131	1,344,200,915

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Income from recurring operations	16,811,585	(7,577,281)	13,563,296	(2,237,348)	36,131,298
Financial Expense – Net	(22,122,693)	(25,975,778)	(18,204,830)	(13,153,919)	(25,845,090)
Tax on bank transactions	(1,616,693)	-	-	-	-
Cooperative Development Fund	-	(1,406,853)	(1,526,303)	(712,832)	(632,102)
Other Income (expense) - Net (1)	(2,493,287)	(7,406,092)	5,143,354	12,614,595	(1,002,266)
Net Income (Loss)	(9,421,088)	(42,366,004)	(1,024,483)	(3,489,504)	8,651,840

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2002	2001	2000	1999	1998
Production Volume	340,523	411,715	436,258	505,002	448,668
Sales Volume					
Local Market	199,300	282,949	306,715	346,065	312,315
Exports	139,684	46,490	74,073	183,469	79,425
Total	338,984	329,439	380,788	529,534	391,740

5. RATIOS:

	2002	2001	2000	1999	1998
Liquidity	0.62	0.97	1.71	1.23	1.32
Debt-to-equity	2.64	1.68	1.37	1.18	1.06
Annual Operating Income	(2.75%)	(7.10%)	(0.17%)	(0.54%)	1.34%

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The Argentine economy that will affect the domestic market where the company operates will condition the future performance, as in the first quarter. Variables such as the people's purchasing power, the nominal and relative exchange rate, interest rates and inflation and other affecting circumstances such as access to loans and credits, tax pressure and legal and economic regulations will also condition the Cooperative's performance. The Cooperative will adapt its strategy to the changing channels and products, focusing on strengthening brand awareness and maintaining its excellent quality standards.

- The variables and conditions referred to in the prior paragraph, coupled with the conditions of the global dairy market, will govern the Cooperative's exports. The Cooperative has decided to maintain its strategy to increase its exports, profiting from competitiveness resulting from the devaluation and from the recognized reputation of the brand in the international market. Such reputation has been won because the Cooperative values quality policies related to raw materials and process, and also values state-of-the-art technology to satisfy the needs of customers worldwide.

- The combination of the factors mentioned above lead us to expect sustained improvement in the Cooperative's general performance. These are conditions necessary but not sufficient to reverse the current situation in the short term, on account of the illiquidity conditions and the lack of tools to finance working capital and the prevailing recession.

- With respect to the above, we are negotiating with the main creditors and financial institutions to obtain more favorable terms with respect to obligations and cuts in interest rates. We understand that maintenance of a model to increase exports, optimization the product/channel offer in the in the domestic market and intensification of the cost reduction programs, coupled with results of the negotiations mentioned above intended to restructure liabilities, will enable the company to go back to profitability.

(*) Information not covered by the limited review report.

Signed for purposes of identification
with our report dated November 7, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 30 de septiembre de 2002 presentados en forma comparativa con el mismo período del ejercicio anterior juntamente con el Informe del Auditor

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

INFORME DE REVISION LIMITADA
DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 1 de Auditoria Externa, correspondiente al primer trimestre del ejercicio N° 63, terminado el 30 de septiembre de 2002.

1. **Datos referidos a la institución:**

   1.1. Denominación: Sancor Cooperativas Unidas Limitada

   1.2. Domicilio Legal: Teniente Gral. Richieri N° 15
   Sunchales - Dpto. Castellanos - Santa Fe

   1.3. Número de matrícula en I.N.A.E.S.: 772

   1.4. Tipo de Cooperativa: de segundo grado

   1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada del estado de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de septiembre de 2002 y de los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por el período de tres meses terminado en esa fecha. Dichos estados contables y la Reseña Informativa que se indica en el párrafo 14, son responsabilidad de la Dirección de la Sociedad Cooperativa.

3. Los estados contables de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de septiembre de 2001, presentados con fines comparativos, estuvieron sujetos a una revisión limitada realizada por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen. Dicha revisión culminó con un informe de revisión limitada de fecha 8 de noviembre de 2001, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó una salvedad por limitación en el alcance sobre ciertas inversiones en sociedades controladas, que involucran al 30 de septiembre de 2001 inversiones por $ 24.729.721, cuentas por cobrar por $ 171.207.345, y pasivos por $ 33.009.194, así como la falta de reconocimiento de los resultados generados por dichas inversiones durante el período de tres meses terminado el 30 de septiembre de 2001, y salvedades determinadas relacionadas con la no presentación de los estados contables consolidados con sus sociedades controladas y con el criterio de valuación de los productos terminados a su valor neto de realización, y un párrafo de énfasis relacionado con la incertidumbre sobre la recuperabilidad de ciertas cuentas por cobrar por $ 22.120.335, cuyo efecto fue registrado posteriormente por la Sociedad Cooperativa en los estados contables al 30 de junio de 2002 al confirmarse los indicios de incobrabilidad durante el

ejercicio terminado en dicha fecha. La corrección de la salvedad relativa al criterio de valuación de los productos terminados, descripta en la nota 2.3. a los estados contables adjuntos, fue incorporada por la Dirección de la Sociedad Cooperativa a los estados contables al 30 de septiembre de 2001, con posterioridad a la emisión del mencionado informe de revisión limitada.

4. Excepto por lo indicado en los párrafos 5 y 6, nuestro trabajo fue realizado de acuerdo con las normas de auditoria vigentes en la Argentina para la revisión limitada de estados contables de períodos intermedios. Dicha revisión consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoria de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no expresamos tal opinión.

5. El alcance de nuestro trabajo no incluyó la revisión limitada de los estados contables de las sociedades controladas Integral Insumos S.C., El Hornero S.C., SanCor do Brasil Productos Alimenticios Ltda., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, SanCor México S.R.L., San Marco S.A., Aproagro S.A. y Nobleplus S.A., al 30 de junio de 2002. Estos estados contables fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 30 de septiembre de 2002 mediante el método de valor patrimonial proporcional. Los estados contables de estas sociedades controladas correspondientes a los períodos de tres meses terminados al 30 de septiembre de 2002, necesarios para valuar dichas inversiones a su valor patrimonial proporcional conforme a las normas contables profesionales vigentes, no se encontraban disponibles. Asimismo, la Sociedad Cooperativa no dispone de información sobre los resultados generados por dichas sociedades durante el período de tres meses terminado el 30 de septiembre de 2002. Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 30 de septiembre de 2002, que involucran inversiones, cuentas por cobrar y pasivos por $42.446.798, $66.396.696 y $8.970.952, respectivamente, no habiéndose reconocido resultados por inversiones permanentes por el período de tres meses terminado en esa fecha.

6. Tal como se indica en el Anexo C y en la nota 2.4 a los estados contables adjuntos, al 30 de septiembre de 2002, la Sociedad Cooperativa mantiene derechos a recibir títulos registrados en el rubro inversiones no corrientes por $14.272.440. A la fecha de emisión de los estados contables adjuntos, no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

7. Tal como se indica en la nota 2.5. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 13, en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho experto.

8. Nuestro informe de auditoria de fecha 6 de septiembre de 2002, sobre los estados contables al 30 de junio de 2002, incluyó salvedades indeterminadas por incertidumbres, que se mantienen a la fecha de este informe, respecto de las cuestiones que se detallan en los párrafos 9 y 10 del presente de este informe.

9. Tal como se indica en las notas 10 y 11 a los estados contables adjuntos, al 30 de septiembre de 2002, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos mantenidos con la International Finance Corporation y de la segunda serie de obligaciones negociables sobre la base de propuestas de pago realizadas a los acreedores que incluyen quitas y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés previstas en dichos contratos de préstamo. De acuerdo con los mencionados contratos, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas y de los intereses de las obligaciones negociables a las tasas pactadas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previstos en los contratos para exigir el pago anticipado, y en las expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa (a) ha mantenido clasificadas como deudas financieras no corrientes $276.697.018, correspondientes a los préstamos mencionados, y (b) no ha registrado la diferencia entre el monto de los intereses devengados registrados por la Sociedad Cooperativa y el importe que surgiría de cumplir con las pautas establecidas en el prospecto de emisión de las FRN, y cuyo monto se indica en la nota 11 a los estados contables adjuntos. La clasificación y registración de los pasivos mencionados está sujeta al resultado de las mencionadas negociaciones.

10. Como se describe en la nota 13.a) a los estados contables adjuntos, durante los primeros meses del año 2002, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991. Las principales consecuencias del conjunto de medidas adoptadas por el Gobierno Nacional y detalladas en la mencionada nota, son (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública externa, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción de realizar transferencias al exterior en concepto de servicios de capital de préstamos financieros sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos, y (f) las restricciones al acceso a créditos financieros. Este contexto económico ha impactado en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros, y que originaron la situación previamente mencionada en el párrafo 9.

Tal como se menciona en la nota 13.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en el desarrollo de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el incremento de las exportaciones, la reducción de sus costos y gastos y los resultados positivos que se esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitiría alcanzar resultados operativos favorables que compensen parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y revertir la actual situación. Los estados contables al 30 de septiembre de 2002 adjuntos han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

11. Tal como se indica en la nota 1. a los estados contables adjuntos, la Sociedad Cooperativa no presenta sus estados contables consolidados con sus sociedades controladas al 30 de septiembre de 2002. Esta información es requerida por las normas contables profesionales vigentes.

12. Los estados contables adjuntos han sido preparados por la Sociedad Cooperativa de acuerdo con las normas establecidas por la Comisión Nacional de Valores, las cuales difieren en ciertos aspectos de valuación y exposición de las nuevas normas contables profesionales vigentes en Argentina de vigencia obligatoria para los ejercicios iniciados a partir del 1 de julio de 2002. Las principales diferencias entre ambos cuerpos normativos se detallan en la nota 1 a los estados contables adjuntos.

13. Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 7, excepto por (a) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 5. y 6, y (b) la falta de presentación de estados contables consolidados que se menciona en el párrafo 11, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a los estados contables mencionados en el párrafo 2. para que los mismos estén presentados de conformidad con las normas pertinentes de la Comisión Nacional de Valores, la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, y excepto, adicionalmente, por los efectos de las cuestiones descriptas en el párrafo 12, con las normas contables profesionales vigentes en Argentina, todas ellas aplicadas de manera uniforme respecto del ejercicio anterior, luego de dar efecto retroactivo a la corrección en el criterio de valuación de los productos terminados, con la que estamos de acuerdo, y que está descripta en la nota 2.3. a los estados contables adjuntos. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en los párrafos 9 y 10, cuya resolución no puede determinarse a la fecha de este informe.

14. Nuestra revisión fue efectuada, primordialmente, con el propósito de expresar la manifestación que se incluye en el párrafo 13. La información contenida en la sección "Reseña Informativa por el período de tres meses terminado el 30 de septiembre de 2002" no es requerida por las normas contables profesionales vigentes y es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. Dicha Reseña, excepto por los datos indicados como "No cubiertos por el informe del auditor", y excepto por las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 5. y 6, también ha estado sujeta a las indagaciones y procedimientos analíticos aplicados en nuestra revisión de los estados contables al 30 de septiembre de 2002 y a las revisiones efectuadas por Pistrelli, Díaz y Asociados Sociedad Civil de los estados contables al 30 de septiembre de 2001(adjuntos), 2000, 1999 y 1998 (que no se incluyen en el documento adjunto), y sobre los cuales Pistrelli, Díaz y Asociados Sociedad Civil emitió sus informes de revisión limitada de períodos intermedios de fechas 8 de noviembre de 2001, que incluyó las salvedades descriptas en el párrafo 3, y 9 de noviembre de 2000, 5 de noviembre de 1999 y 6 de noviembre de 1998, sin salvedades, respectivamente, a los cuales nos remitimos.

    Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 7, excepto por (a) la falta de presentación de la Reseña Informativa sobre bases consolidadas y (b) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 5 y 6, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a dicha Reseña. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en los párrafos 9 y 10, cuya resolución no puede determinarse a la fecha de este informe.

15. En cumplimiento de disposiciones legales vigentes y de la Bolsa de Comercio de Buenos Aires, informamos que:

a) Los estados contables al 30 de septiembre de 2002, se encuentran asentados en el libro Inventario y Balances.

b) Dichos estados contables surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

c) Al 30 de septiembre de 2002, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones y (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva, ascienden a 822.554 y $181.305, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires,
7 de noviembre de 2002

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T°1 – F°8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

CAPITAL SUSCRIPTO	258,030,770
CAPITAL INTEGRADO	210,676,791
CAPITAL A INTEGRAR	47,353,979

ESTADO DE SITUACION PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

ACTIVO	2002		2001
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		5,105,296	27,008,715
INVERSIONES			
Bancarias ,Títulos y Acciones		2,177,623	45,615,967
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	94,561,045		-
Deudores por Ventas	85,055,479		
Deudores en Gestión Judicial	21,232,249		
Deudores en Gestión Judicial con Gtía. Hip.	10,509,263		
Menos:			
Intereses Implícitos en Créditos	1,718,923		
Previsión para Cuentas Incobrables	27,635,546	182,003,567	265,726,469
Otros Créditos			
Deudores Diversos	47,897,979		
Préstamos a Cooperativas	426,870		
Menos:			
Previsión para Cuentas Incobrables	5,389,506	42,935,343	80,826,714
BIENES DE CAMBIO			
Productos Terminados	81,354,110		
Producción en Proceso	3,510,270		
Almacenes	30,574,878		
Ordenes a Facturar	36,979		
Menos:			
Previsión para Obsolescencia	901,982	114,574,255	192,263,258
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		10,980,178	25,120,581
TOTAL ACTIVO CORRIENTE		357,776,262	636,561,704
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	24,097,672		
Préstamos a Cooperativas	52,215		
Menos:			
Previsión para Cuentas Incobrables	169,107	23,980,780	119,382,000
BIENES DE CAMBIO			
Almacenes		-	-
INVERSIONES			
Bancarias, Acciones, Títulos y Cuotas Sociales		117,058,878	88,688,496
BIENES DE USO			
Valor de Origen	1,280,241,931		
Menos:			
Depreciaciones Acumuladas	591,429,846	688,812,085	611,858,349
OTROS ACTIVOS			
Envases		14,728,240	21,052,555
BIENES INMATERIALES			
Marcas de Fábrica	4,708,295		
Menos:			
Amortizaciones Acumuladas	2,602,426	2,105,869	1,598,960
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		5,469,808	7,067,682
TOTAL ACTIVO NO CORRIENTE		852,155,660	849,648,042
TOTAL DEL ACTIVO		1,209,931,922	1,486,209,746

PASIVO	2002		2001
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	77,060,734		
Cooperativas	125,064,533		
Proveedores del Exterior	5,422,456		
Intereses Implícitos en Deudas	(1,708,208)	205,839,515	333,041,917
Financieras			
Acreedores Bancarios	167,599,706		
Intereses a Pagar	16,066,630		
Obligaciones Negociables	142,991,420	326,657,756	245,842,630
Otras Deudas			
Acreedores Diversos	20,782,288		
Remuneraciones y Cargas Soc. a Pagar	13,646,528		
Régimen de Retiro Anticipado	3,748,654		
Gastos a Pagar	1,128,666		
Impuestos a Pagar	5,599,392		
Otros Pasivos por Inversiones	2,222,479	47,128,007	76,730,145
TOTAL PASIVO CORRIENTE		579,625,278	655,614,692
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		5,664,156	4,501,787
Financieras			
Acreedores Bancarios	93,500,598		
Obligaciones Negociables	183,196,420	276,697,018	242,679,927
Otras Deudas			
Acreedores Diversos	8,400		
Remuneraciones y Cargas Soc. a Pagar	403,543		
Régimen de Retiro Anticipado	4,558,263	4,970,206	11,107,180
PREVISIONES		10,388,769	17,976,880
TOTAL PASIVO NO CORRIENTE		297,720,149	276,265,774
TOTAL DEL PASIVO		877,345,427	931,880,466
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	258,030,770		
Asociados Suscriptores	(47,353,979)		
	210,676,791		
Ajuste del Capital	39,150,341		
Ajuste Global del Pat. Coop. Neto	100,917,438	350,744,570	358,397,961
RESERVAS Y FONDOS			
Reserva Legal	2,829,257		
Fondo para Acción Asist. y Laboral	2,982		
Reserva Especial (art. 42 Ley 20.337)	10,468,366		
Reserva por Rev.Tec. de Bienes de Uso	217,133,865	230,434,470	268,823,385
RESULTADOS NO ASIGNADOS			
Del Período		(9,421,088)	(42,366,004)
De Ejercicios Anteriores		(239,171,457)	(30,526,062)
TOTAL PATRIMONIO NETO		332,586,495	554,329,280
PASIVO MAS PATRIMONIO NETO		1,209,931,922	1,486,209,746
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		868,564	1,536,410
PROVEEDORES VARIOS - Insumos Rec. en Consignación		309,493	409,414
SAN MARCO - Mercadería Recibida en Consignación		129	-
TOTAL DE LAS CUENTAS DE ORDEN		1,178,186	1,945,824

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE RESULTADOS POR EL PERIODO DE TRES MESES TERMINADO EL
30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

	2002			2001
RUBROS	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES	TOTALES
VENTAS				
Ventas brutas	261,276,412	603,569	261,879,981	
Menos:				
Intereses Implícitos en Ventas	5,709,407	13,189	5,722,596	
Bonificaciones e Impuestos	13,603,968	26,231	13,630,199	
VENTAS NETAS	241,963,037	564,149	242,527,186	320,276,269
COSTO DE VENTAS	186,476,327	332,746	186,809,073	254,621,282
RESULTADO BRUTO	55,486,710	231,403	55,718,113	65,654,987
Menos (Más):				
Gastos de Comercialización	34,962,127	67,293	35,029,420	65,679,919
Gastos de Administración	3,868,172	8,936	3,877,108	7,552,349
Resultados Financieros y por Tenencia				
- Generados por Activos	36,156,895	639,844	36,796,739	(7,023,993)
- Generados por Pasivos	(14,642,040)	(32,006)	(14,674,046)	32,999,771
Impuesto al Débito y Crédito Bancario	1,612,967	3,726	1,616,693	-
Fondo Promoción Cooperativo	-	-	-	1,406,853
PERDIDA OPERATIVA	(6,471,411)	(456,390)	(6,927,801)	(34,959,912)
RESULTADO INV.PERMANENTES			-	-
OTROS EGRESOS NETO (Nota 8)			(2,493,287)	(7,406,092)
PERDIDA NETA DEL PERIODO			(9,421,088)	(42,366,004)

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS				RESULTADOS NO ASIGNADOS	TOTAL 2002	TOTAL 2001
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO			
Saldos al Inicio del Ejercicio	258,030,770	(157,742,253)	149,538,615	100,917,438	350,744,570	2,829,257	3,344	40,994,428	220,284,353	(269,697,519)	345,158,433	631,121,767
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(30,526,062)
Saldos al Inicio del Ejercicio Ajustados	258,030,770	(157,742,253)	149,538,615	100,917,438	350,744,570	2,829,257	3,344	40,994,428	220,284,353	(269,697,519)	345,158,433	600,595,705
Disposición según Asamblea 27-09-2002:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(30,526,062)	-	30,526,062	-	-
- Capitalización del Ajuste de Capital	-	110,388,274	(110,388,274)	-	-	-	-	-	-	-	-	-
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Ejercicio	-	-	-	-	-	-	-	-	(3,150,488)	-	(3,150,488)	(3,900,501)
Movimiento Fondo Acción Social	-	-	-	-	-	-	(362)	-	-	-	(362)	80
Pérdida Neta del Período	-	-	-	-	-	-	-	-	-	(9,421,088)	(9,421,088)	(42,366,004)
Saldos al Cierre del Período	258,030,770	(47,353,979)	39,150,341	100,917,438	350,744,570	2,829,257	2,982	10,468,366	217,133,865	(248,592,545)	332,586,495	554,329,280

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE ORIGEN Y APLICACION DE FONDOS (1) POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

C O N C E P T O S	2002	2001
Fondos al Inicio del ejercicio	1,435,596	25,843,648
Aumento neto de fondos	5,847,323	46,781,034
Fondos al Cierre del Período	7,282,919	72,624,682
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	216,667,117	308,034,000
Menos:		
Compras y Gastos de Fabricación	160,852,786	219,968,178
Gastos de Comercialización	39,133,433	43,352,913
Gastos de Administración	4,104,926	6,444,103
Resultados Financieros	18,126,126	20,940,910
Impuesto a los débitos y créditos bancarios	1,616,693	-
Otros egresos - neto	1,996,531	5,969,099
(Disminución) Aumento de fondos originados en las operaciones	(9,163,378)	11,358,797
Otras causas de orígenes de fondos		
Disminución de otros créditos	10,410,234	31,397,843
Disminución de cargos diferidos, bienes inmateriales y otros activos	-	3,643,686
Disminución de Inversiones Permanentes	-	378,904
Aumento de otras deudas	9,969,436	715,250
Aumento de deudas financieras	-	4,903,303
Total de orígenes de fondos	11,216,292	52,397,783
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso	2,638,153	5,616,749
Aumento de Inversiones Permanentes	2,056,819	-
Otras aplicaciones de fondos	673,997	-
Total de aplicaciones de fondos	5,368,969	5,616,749
Aumento neto de fondos	5,847,323	46,781,034

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada ejercicio.

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE SETIEMBRE DE 2002
COMPARATIVAS CON EL MISMO PERÍODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1)

1. BASES DE PRESENTACIÓN

1.1. REEXPRESIÓN EN MONEDA CONSTANTE

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.CE), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores (CNV) y la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.).

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 272 de la CNV y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la CNV, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

1.2. NORMAS CONTABLES PROFESIONALES

El 8 de diciembre de 2000, la Junta de Gobierno de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aprobó las Resoluciones Técnicas Nros. 16,17,18 y 19, que incorporan cambios a las normas contables profesionales de valuación y exposición con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los períodos intermedios correspondientes a dicho ejercicio. A la fecha de aprobación de los presentes estados contables, la Comisión Nacional de Valores se encuentra analizando el alcance y la oportunidad de adopción de las mencionadas normas, las cuales difieren de las aplicadas por la Sociedad para la preparación de los presentes estados contables en los siguientes aspectos relevantes:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).
b) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.
c) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.
d) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-2002
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e) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.
f) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que las diferencias de conversión originadas por las inversiones en entidades en el exterior se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.
g) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b)exposición de información por segmentos; c)el balance general de un período intermedio deberá compararse con el último ejercicio anual.

La Sociedad Cooperativa se encuentra analizando los efectos de los cambios incorporados por las nuevas resoluciones técnicas pero no ha realizado aún una cuantificación de los mismos. La Sociedad Cooperativa comenzará a aplicar las nuevas normas contables cuando las mismas sean aprobadas por la Comisión Nacional de Valores.

1.3. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas en forma anual, no efectuándolo en períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES, CRÉDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.

- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada período por la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada período.

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización al cierre del período finalizado el 30 de septiembre de 2002.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada período, habiéndose segregado los componentes financieros implícitos correspondientes.

La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 30 de septiembre de 2001 el crédito que la Sociedad Cooperativa mantenía con dicha sociedad controlada por el mencionado concepto ascendía a 88.586.340, por el cual había recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto oportunamente por el Consejo de Administración de la Sociedad Cooperativa, serían afectados a la cancelación de las correspondientes deudas financieras. Al 30 de septiembre de 2001, dichos cheques de pago diferido se exponían dentro de los otros créditos corrientes. Al 30 de junio de 2002, la Sociedad Cooperativa expuso los mencionados créditos dentro de los otros créditos no corrientes aplicando este criterio en forma retroactiva al período finalizado al 30 de septiembre de 2001 que se presenta con propósitos comparativos. Durante el período finalizado el 30 de septiembre de 2002, debido al difícil contexto económico, la Sociedad Cooperativa ha

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-2002
PISTRELLI DIAZ Y ASOCIADOS S.R.L.
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decidido cancelar los mencionados cheques de pago diferidos los que a la fecha ascendían a 33.495.508, mediante: a) la recomposición del Patrimonio Neto de la Sociedad Controlada, Capitalizando 20.090.000, b) la recepción de 9.573.200 en títulos del fideicomiso financiero denominado "Consortium Fideicomiso Financiero" en poder de ésta y c) la compensación de ciertos saldos entre las sociedades vinculadas.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional.

2.2. INVERSIONES CORRIENTES

- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período.

- Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados al cierre de cada período.

- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del período finalizado el 30 de septiembre de 2002.

2.3. BIENES DE CAMBIO

- Productos Terminados: al 30 de septiembre de 2002, al menor valor entre el costo de reproducción y el valor neto de realización a dicha fecha. Al 30 de septiembre de 2001 la Sociedad Cooperativa valuaba sus mercaderías al valor neto de realización. La Sociedad Cooperativa ha modificado su criterio de valuación a partir del 30 de junio de 2002 con efecto retroactivo al inicio del ejercicio, motivo por el cual se ha registrado un ajuste al resultado de ejercicios anteriores tal como se menciona en la nota 2.10.

- Producción en Proceso: al costo de reposición.

- Almacenes: al costo reposición al cierre de cada período.

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2002 y 2001, con informe del auditor, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada período, de acuerdo a lo mencionado en la nota 1. La Gerencia de la Sociedad Cooperativa estima que los resultados de estas sociedades por el

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trimestre finalizado el 30 de septiembre de 2002 no son significativos. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.

- Participación en entidades cooperativas y otras sociedades: al valor de costo histórico con el límite del valor patrimonial proporcional al cierre de cada período.

- Inversiones en títulos valores a recibir: Con fecha 7 de diciembre de 2001, la Sociedad Cooperativa celebró diversos contratos con ArsCap S.A., agente fiduciario del fideicomiso financiero denominado "Consortium Fideicomiso Financiero" (CFF), a través de los cuales realizó (a) la cesión de los créditos que poseía con ProBenefit S.A. originados por la venta de su participación en el capital de SanCor Seguros de Retiro S.A. y Trayectoria Cía. de Seguros de Vida S.A. (b) la venta de 2.416.000 títulos de obligaciones negociables emitidas por ProBenefit y (c) la venta de su participación en el capital de Prevención ART y Patrulla S.A. El precio total pactado por estas operaciones ascendió originalmente a US$ 8.320.000 a ser cancelados mediante la transferencia a favor de la Sociedad Cooperativa de títulos valores de deuda subordinada del fideicomiso financiero CFF.

  Posteriormente, con relación a la venta de la participación accionaria en Prevención ART, el 26 de junio de 2002 la Sociedad Cooperativa: (1) adquirió al fideicomiso financiero CFF las acciones de Prevención ART, (2) cedió dicha participación accionaria a SanCor Cooperativas de Seguro Ltda. a cambio de diversos títulos valores y otros activos por igual valor económico, y (3) cedió al fideicomiso financiero CFF los activos recibidos en esta última transacción en calidad de reemplazo.

  Por otra parte, el 27 de junio de 2002, en virtud de las diversas medidas adoptadas por el gobierno nacional en materia de pesificación y renegociación de contratos, principalmente a partir de la Ley 25.561 de Emergencia Económica, mencionadas en la nota 13 a), fueron modificadas mediante un acuerdo entre las partes, las condiciones de emisión de los títulos del fideicomiso financiero CFF, quedando definido el derecho a recibir títulos por parte de la Sociedad Cooperativa como 3.030.000 títulos de deuda subordinada de valor nominal un dólar estadounidense cada uno, de los cuales 1.739.000 fueron posteriormente cedidos a Patrulla S.A.

  Durante el período finalizado el 30 de septiembre de 2002, según se explica en la nota 2.1, la Sociedad Cooperativa recibió de su sociedad controlada Integral Insumos S.C. la cantidad de 2.630.000 certificados de participación clase "A" del fideiconiso financiero CFF de valor nominal un dólar estadounidense cada uno.

  A la fecha de emisión de los presentes estados contables, no han sido emitidos los títulos valores del fideicomiso financiero CFF, estando aún pendiente la autorización de su oferta pública por parte de la Comisión Nacional de Valores.

  Al 30 de septiembre de 2002 la Sociedad Cooperativa ha valuado sus derechos a recibir dichos títulos al valor de 1 dólar por cada título de acuerdo a las condiciones de emisión del fideicomiso, exponiendo dichos saldos dentro del rubro inversiones no corrientes. El detalle respectivo se expone en el Anexo C.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que al 30 de junio de 2002 y/o al 30 de junio de 2001 presentan patrimonio neto negativo. El

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-2002
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detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, en el rubro "Otras deudas" del pasivo corriente a cada fecha. Dichas inversiones fueron valuadas de acuerdo con el método del valor patrimonial proporcional, calculado sobre la base de estados contables auditados al 30 de junio de 2002 y 2001, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada período, de acuerdo a lo mencionado en la nota 1; excepto para SanCor Do Brasil Productos Alimenticios Ltda. y SanCor Dairy Corporation para las cuales se utilizó de base estados contables a dichas fechas con certificación de contador público independiente. La Gerencia de la Sociedad Cooperativa estima que el resultado de estas sociedades por el trimestre finalizado el 30 de septiembre de 2002 no es significativo. Los criterios de valuación utilizados por dichas sociedades fueron similares a los utilizados por la Sociedad Cooperativa.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1 y se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1, menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada período.

Al 30 de septiembre de 2002 los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 124.292.481 que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.11.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.6. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

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2.7. CARGOS DIFERIDOS

Gastos pagados por adelantado: al costo incurrido reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada período.

2.9. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial sin garantías prendaria y/o hipotecaria y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas en moneda de cierre de cada período, de acuerdo a lo mencionado en nota 1, excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.
La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

En el estado de evolución de Patrimonio Cooperativo Neto el 30 de septiembre de 2001 se ha registrado un ajuste de ejercicio anteriores por 30.526.062. Dicho ajuste corresponde a la modificación del criterio de valuación de los bienes de cambio que se menciona en la nota 2.3.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal reexpresadas según se menciona en nota 1 mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos productivos devengados durante cada período han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos, deudas, ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros" se exponen en forma conjunta a) aquellas ganancias y costos financieros en términos reales, b) los resultados por tenencia de bienes de cambio e insumos en términos reales y c) el efecto de la inflación general sobre los activos y pasivos monetarios, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

Conceptos	(Ganancia) Pérdida	
	2002	2001
Resultados Financieros y por Tenencia Generados por Activos		
- Intereses y Diferencias de Cambio	9.974.664	3.202.383
- Intereses Implícitos en Créditos	(4.526.316)	(6.648.382)
- Resultado por Tenencia	12.306.535	(3.577.994)
- Resultado por Exposición a la Inflación	19.041.856	-
TOTAL GENERADO POR ACTIVOS	36.796.739	(7.023.993)
Resultados Financieros y por Tenencia Generados por Pasivos		
- Intereses y Diferencias de Cambio	1.916.795	24.286.626
- Intereses Implícitos en Deudas	5.930.541	8.713.145
- Resultado por Exposición a la Inflación	(22.521.382)	-
TOTAL GENERADO POR PASIVOS	(14.674.046)	32.999.771

La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, deben imputarse a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma profesional, y sea directa la

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relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición, o producción o construcción de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 30 de septiembre de 2002, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 124.292.481 que excede los valores ajustados por inflación de dichos activos. En el Anexo G se exponen los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y se mantienen a la fecha de cierre del presente período.

Durante el período de tres meses finalizado el 30 de septiembre de 2002, la Sociedad Cooperativa ha desafectado 59.031.189 debido al efecto de la inflación, a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002 y a la depreciación de los bienes de uso en el período.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

3. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				25.243.728
Capitalización Dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(2.510.032)	-	-	(2.510.032)
30/09/1994	(312.558)	1994	312.558	-
29/09/1995	(9.847.281)	1995	9.800.388	(46.893)
27/09/1996	(607.006)	1996	607.006	-
27/09/2002	(110.388.274)	2002	113.735.789	3.347.515
		2003	13.116.023	13.116.023
Saldo al 30 de septiembre de 2002				39.150.341

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4. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos	
			Deudas Financieras (2) (5)	Otras Deudas (3)
Sin Plazo	-	75.203.128	-	7.623.095
Con Plazo				
- Vencido:				
Hasta tres meses	-	45.175.149	81.397.876	17.127.136
De tres a seis meses	-	8.526.848	26.042.501	7.288.296
De seis a nueve meses	-	2.831.033	28.068.005	10.155.506
De nueve a doce meses	-	2.581.390	2.327.600	5.810.763
De uno a dos años	-	4.576.972	296.260	2.519.796
De dos a tres años	-	157.074	-	260.416
De tres a cuatro años	-	341.808	-	-
Más de cuatro años	-	229.539	-	-
Total vencido	-	64.419.813	138.132.242	43.161.913
- A Vencer				
Hasta tres meses	2.177.623	122.628.779	70.894.091	158.747.491
De tres a seis meses	-	1.950.542	25.883.396	32.928.528
De seis a nueve meses	-	657.081	50.371.809	7.110.492
De nueve a doce meses	-	343.799	41.376.218	3.396.002
De uno a dos años	-	8.377.559	183.197.018	4.946.343
De dos a tres años	-	8.272.963	9.350.000	3.209.528
De tres a cuatro años	-	131.060	84.150.000	1.414.416
Más de cuatro años	-	129.126	-	1.064.076
Total a vencer	2.177.623	142.490.909	465.222.532	212.816.876
Total con plazo	2.177.623	206.910.721	603.354.774	255.978.789
Total	2.177.623	282.113.849	603.354.774	263.601.884
			(4)	

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables.
(2) Incluye las deudas bancarias y financieras.
(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones.
(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 0,75 % mensual.
(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, 107.525.000 y 326.187.840 correspondientes a las porciones corrientes y no corrientes, respectivamente, de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del período, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe en valores constantes de 468.141.591 y 483.601.029 en garantía de pasivos financieros por 499.139.140 y 411.132.976 y

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comerciales por 11.602.937(2002), para los períodos finalizados al 30 de septiembre de 2002 y 2001, respectivamente.

Los bienes en garantía y su valor de libros al 30 de septiembre de 2002 y 2001 son los siguientes:

Conceptos	Valor de Libros	
	2002	2001
Maquinarias prendadas	241.746.019	205.925.455
Inmuebles hipotecados	160.599.114	197.128.098
Mercadería prendada	59.233.138	80.460.227
Marcas prendadas	98.592	87.249
Total	468.141.591	483.601.029

La Sociedad Cooperativa, al 30 de septiembre 2002 ha otorgado garantías por 260.357, había descontado en entidades financieras cheques emitidos por clientes por un valor de 1.317.871 y había cedido facturas emitidas a clientes por un valor de 14.378.334. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4,000,000 más los correspondientes intereses, asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos y operaciones con las entidades controladas y vinculadas incluidas en el Anexo C son los siguientes:

Concepto		2002	2001
<u>Activo Corriente</u>			
Créditos por Ventas	(1)	31.032.092	24.377.264
Otros Créditos	(2)	21.052.487	45.151.917
<u>Activo No Corriente</u>			
Otros Créditos	(3)	15.030.981	102.002.936
<u>Pasivo Corriente</u>			
Deudas Comerciales	(4)	(6.767.679)	(34.085.138)
Otras Deudas	(5)	(5.060.825)	(22.757.321)
Ventas de Bienes y Servicios	(6)	16.907.518	9.290.806
Comisiones/Bonificaciones - (Pérdida) / Ganancia		262.458	122.381
Gastos de Administración y Comercialización	(7)	568.425	3.017.026

(1) Incluye entre otras: "SanCor Do Brasil S.R.L." 29.995.153 y 22.981.451, "San Marco S.A." 344.608 y 840.913 y "Aproagro S.A." 364.117 y 449.658.

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(2) Incluye entre otras: "El Hornero S.C." 13.119.051 y 27.536.061, "SanCor Do Brasil S.R.L" 6.717.222 (2001), "Amplicampo Inversora S.A." 6.886.299 y 9.302.152, "Arla Foods Ingredients S.A." 422.372(2002), "SanCor Dairy Corporation" 495.198 (2002), "Tranlac S.A." 504.569 (2001) y "San Marco S.A." 418.583 (2001).
(3) Incluye: "Integral Insumos S.C" 88.586.340 (2001), "San Marco S.A." 7.791.802 y 13.416.596 y "Amplicampo Inversora S.A." 7.239.179 (2002)
(4) Incluye entre otras: "Sodecar S.A." 5.031.752 y 15.092.335, "Patrulla S.C." 602.053 (2001), "San Marco S.A." 383.842 y 1.224.347, "Coop Publicidad S.C." 34.131 y 199.306, "Aproagro S.A." 980.611 y 2.508.535, "Arla Foods Ingredient S.A." 1.923.049 (2001) e "Integral Insumos S.C." 289.063 y 12.535.512.
(5) Incluye entre otras: "Arla Foods Ingredients S.A." 11.841.015 (2001), "Integral Insumos S.C." 2.081.842 y 857.933, "San Marco S.A." 1.373.626 (2001), "Amplicampo Inversora S.A." 2.402.795 y 5.315.063, "Patrulla S.C." 474.793 (2001), "Coop Publicidad S.C." 192.243 (2001) y "Aproagro S.A." 462.813 y 2.661.523.
(6) Incluye entre otras: "SanCor Do Brasil S.R.L." 16.158.867 y 8.899.137 "Arla Foods. Ingredients S.A." 435.181(2002) y Aproagro S.A." 310.247 (2002).
(7) Incluye entre otras: "Patrulla S.C." 1.558.827 (2001) y "Aproagro S.A." 567.023 y 1.457.535.

7. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

8. OTROS EGRESOS E INGRESOS NETO

La composición de los otros egresos e ingresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida) 2002	2001
Ingresos:		
Resultado Venta de Bienes de Uso	30.312	91.116
Resultado Venta Almacenes y Material Rezago	81.978	10.527
Diversos	467.418	(1.303.815)
Egresos:		
Indemnizaciones al personal	(459.515)	(1.418.482)
Régimen de retiro anticipado	(1.565.079)	(4.332.411)
Desvalorización de bonos nacionales y provinciales	(841.734)	-
Consignaciones	(77.614)	(302.339)
Servicios y Obras a Cooperativas	(129.053)	(150.688)
TOTAL OTROS (EGRESOS) INGRESOS NETO	(2.493.287)	(7.406.092)

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9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones bajo el programa de emisión de obligaciones negociables (el "Programa") que fuera creado por disposición de la Asamblea Ordinaria de Delegados de la Sociedad Cooperativa el 30 de septiembre de 1994. Esta primera serie era cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001, el cual fue efectivizado en dicha fecha.

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000. En julio de 2000 la Sociedad Cooperativa emitió la segunda serie de obligaciones negociables por un monto de US$ 94,8 millones, cuyas características se explican en la Nota 11.

10. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el período 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.

- Línea C: US$ 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Al 30 de septiembre de 2002, la deuda asciende a US$ 28,75 millones, incluyéndose US$ 3,75 millones ($ 14.025.000) y US$ 25,0 millones ($ 93.500.000) en el rubro deudas financieras corrientes y no corrientes, respectivamente.

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Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitarse la cancelación anticipada del saldo de deuda.

Al 31 de diciembre de 2001, al 31 de marzo de 2002 y al 30 de junio de 2002, tal como se mencionó en los estados contables a dichas fechas, se había producido el incumplimiento de las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 30 de septiembre de 2002, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la IFC, una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la IFC, y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes mencionada con fecha 15 de abril, 15 de mayo, 17 de junio y 15 de julio de 2002, respectivamente.

El 15 de octubre de 2002 venció la undécima cuota de capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,84 millones. Dichas cuotas no han sido canceladas por la Sociedad Cooperativa.

A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones con la I.F.C., para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dicho pasivo en corriente y no corriente de acuerdo a las condiciones originales del citado contrato de préstamo.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

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En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la Emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

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Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiese tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de tenedores, en la cual se aprobó la solicitud de dispensas, respecto del incumplimiento de ciertos índices financieros y del compromiso de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Al 31 de diciembre de 2001, 31 de marzo de 2002 y al 30 de junio de 2002, tal como se mencionó en los estados contables a dichas fechas, se produjo el incumplimiento de los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 30 de septiembre de 2002, de acuerdo con los presentes estados contables, la Sociedad Cooperativa continúa incumpliendo con los ratios financieros establecidos.

El 28 de enero y el 10 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado en término hasta la tercer cuota, restando la cuarta cuota con vencimiento el 27 de noviembre de 2002. Los tenedores de las mencionadas "floating rate notes" (FRN) aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionan precedentemente.

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debería ser subsanada durante un período de 5 días hábiles, período después de cual el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

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A efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en las propuestas de pago presentadas y realizadas a los tenedores, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La diferencia entre el monto de intereses devengados registrado por la Sociedad Cooperativa y el importe que surgiría de cumplir con las pautas establecidas en el prospecto de emisión de las FRN asciende al 30 de septiembre de 2002 a aproximadamente $ 48.100.000. Dicho monto fue calculado sobre la base de la aplicación de la tasa de mercado Badlar, hasta la fecha en la que se encontró disponible en el mercado un valor de referencia para la misma, y a la mejor estimación de su valor en forma posterior teniendo en consideración la relación de esta tasa con respecto a la Libo durante el último año. La Sociedad Cooperativa no ha registrado al 30 de septiembre de 2002 este mayor importe sobre la base de su expectativa de éxito en el proceso de negociaciones en curso con los tenedores, estimando la aceptación por parte de los mismos de las propuestas presentadas.

Respecto de las cuotas de capital por US$ 1.856.000, US$ 3.555.000 y US$ 3.555.000, con vencimiento el 28 de enero, el 28 de abril y el 29 de julio de 2002, respectivamente, y de la cuota de capital e interés con vencimiento el 26 de octubre de 2002, dada la actual incertidumbre reinante en el país y las negociaciones encaradas, los tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas, puesto que actualmente no están dadas las condiciones para definir su cronograma de pago.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros.

En consecuencia de lo expuesto, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 30 de septiembre de 2002 (que a dicha fecha asciende a US$38.233.000, equivalente a $142.991.420, como corriente y US$48.983.000, equivalentes a $183.196.420, como no corriente), de acuerdo a las condiciones originales del prospecto de emisión de las Floating Rate Notes.

12. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio cooperativo neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentraba una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina, durante el ejercicio finalizado el 30 de junio de 2001, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

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Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

13. EFECTOS DE LA DEVALUACION DEL PESO ARGENTINO Y OTRAS MODIFICACIONES A LA NORMATIVA ECONÓMICA Y MARCHA DE LOS NEGOCIOS EN LA ACTUAL CRISIS ECONÓMICA

a) Efectos de la devaluación del peso argentino y de otras modificaciones a la normativa económica

Durante diciembre de 2001, el Gobierno dispuso diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en el sistema bancario, y la imposibilidad práctica de realizar transferencias al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero) que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la unificación del mercado de cambios en un mercado "libre" para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación total de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un "coeficiente de estabilización de referencia" (CER) que se publica por intermedio del BCRA, más una tasa de interés mínima para los depósitos y máxima para las obligaciones con el sistema financiero y c) la autorización previa del BCRA para realizar transferencias al exterior por servicios de capital de préstamos financieros, con ciertas excepciones establecidas en las Comunicaciones "A" 3471 y "A" 3501 del BCRA, y distribución de dividendos, cualquiera sea la forma de pago. Respecto a los pagos a acreedores del exterior por deuda privada no bancaria, los mismos se realizan de acuerdo con la comunicación "A" 3473 emitida por la citada entidad.

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Los activos y pasivos en moneda extranjera fueron valuados hasta el 31 de diciembre de 2001 al tipo de cambio 1 peso por cada dólar vigente a la fecha de suspensión del mercado cambiario, de acuerdo con lo establecido por la Resolución MD N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y por la Resolución N° 392 de la Comisión Nacional de Valores ("CNV"). Al 30 de septiembre de 2002, tal como se indica en la Nota 2.1, los activos y pasivos en moneda extranjera han sido valuados a los tipos de cambio vigentes para la Sociedad al cierre del período, los que ascienden a $3,64 y 3,74, tipo de cambio comprador y vendedor, respectivamente. Cabe mencionar que el tipo de cambio al inicio del ejercicio era de 3,70 y 3,80, tipo de cambio comprador y vendedor respectivamente.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el período desde diciembre 2001 al 30 de septiembre de 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 122 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el período de 3 meses finalizado el 30 de septiembre de 2002 ascendió aproximadamente al 13 %.

Debido a las restricciones impuestas a la disponibilidad de los fondos depositados en el sistema bancario y a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha de los negocios en la actual crisis económica

El contexto económico descrito en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo, incremento del déficit fiscal y aumento del riesgo país.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en el proceso de reestructuración global de sus deudas financieras elaborando una propuesta con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adicionalmente, la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con aprobación de su última Asamblea General Ordinaria del 27 de septiembre de 2002. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el modelo implementado de incremento de las exportaciones, sumado al éxito que se espera de las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos que permitan compensar parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y comenzar a revertir la actual situación.

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Teniendo en cuenta los últimos eventos económicos y su impacto en la Sociedad Cooperativa y que ciertas cuestiones requerirán de nuevas medidas y de precisiones por parte del Gobierno respecto de su instrumentación, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

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RICIERI LUIS PAULÓN
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Comisión Fiscalizadora

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C.P.C.E.C.F. – T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO A

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(EXPRESADO EN PESOS - NOTA 1)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES				VALOR NETO RESULTANTE 2002	VALOR NETO RESULTANTE 2001
	Saldo al Comienzo del Ejercicio	Aumentos	Disminu-ciones	Transfe-rencias	Saldo al Cierre del Período	Acumuladas al Comienzo del Ejercicio	Del Período Aumentos	Del Período Disminu-ciones	Acumuladas al Cierre del Período		
TERRENOS	14,816,844	-	-	-	14,816,844	-	-	-	-	14,816,844	14,467,354
EDIFICIOS	397,089,243	19,194	(16,129,384)	-	380,979,053	117,095,539	2,536,147	-	119,631,686	261,347,367	230,347,897
CERCOS E INSTALACIONES	36,989,033	-	(1,736,669)	-	35,252,364	12,308,514	300,544	-	12,609,058	22,643,306	19,910,357
MAQ. E INSTALACIONES	699,918,615	1,661,936	(27,473,902)	98,471	674,205,120	373,379,005	7,438,970	(410,245)	380,407,730	293,797,390	259,629,658
HERRAMIENTAS EN USO	1,227,223	-	(24,318)	(242)	1,202,663	1,056,871	15,610	(1,649)	1,070,832	131,831	166,778
MUEBLES Y UTILES	20,964,006	5,939	(1,075,132)	(2,617)	19,892,196	13,218,123	274,909	(43,408)	13,449,624	6,442,572	5,556,639
RODADOS	7,787,506	5,962	(527,768)	-	7,265,700	3,040,970	64,439	(29,744)	3,075,665	4,190,035	3,470,307
EQ. COMPUTACION PROPIOS	11,389,921	51,875	(178,417)	3,518	11,266,897	9,641,767	289,417	(17,755)	9,913,429	1,353,468	2,214,987
BIENES DE USO EN COMODATO	287,855	-	(1,884)	-	285,971	84,405	6,553	(446)	90,512	195,459	225,937
EQ.DE COMP. EN COMODATO	194,528	-	(87)	487	194,928	193,509	135	487	194,131	797	3,311
BIENES DE USO EN LEASING	12,489,898	-	(726,470)	-	11,763,428	4,220,869	258,851	-	4,479,720	7,283,708	6,779,394
BIENES DE USO EN LEASING ROD.	1,717,485	-	-	-	1,717,485	329,535	61,461	-	390,996	1,326,489	1,615,118
MAQ.LEY 24402 Y RES.502/95	108,795,890	-	(9,036,481)	(6,521,959)	93,237,450	36,123,197	1,358,837	-	37,482,034	55,755,416	42,802,050
OBRAS EN CURSO	2,127,969	893,247	(623)	(99,617)	2,920,976	-	-	-	-	2,920,976	11,467,259
OBRAS EN CURSO RESOL. 502/95	-	-	-	-	-	-	-	-	-	-	-
BIENES DE USO RESOL. 502/95	21,488,482	-	(2,769,585)	6,521,959	25,240,856	8,113,325	521,104	-	8,634,429	16,606,427	13,201,303
TOTALES 2002	1,337,284,498	2,638,153	(59,680,720)	-	1,280,241,931	578,805,629	13,126,977	(502,760)	591,429,846	688,812,085	-
TOTALES 2001	1,150,732,127	5,616,749	(2,977,499)	-	1,153,371,377	529,668,136	13,335,744	(1,490,852)	541,513,028	-	611,858,349
			(A) y (C)		(C)		(B)	(A)			

(A) - Incluye 86.856 (2002) y 49.654 (2001) de Desafectación de la Reserva Revaluo Técnico por Bajas del Período.

(B) - Incluye 3.063.632 (2002) y 3.850.847 (2001) de Mayor Amortización Técnica.

(C) - Al 30 de setiembre de 2002 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 124.292.481 neto de desafectaciones ocurridas durante el período de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. Las mencionadas desafectaciones han sido incluidas dentro de las bajas del período y ascienden a 59.031.189.

Firmado a efectos de su identificación
con nuestro Informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ACTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO B

ACTIVOS INTANGIBLES POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002

COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Periodo	AMORTIZACION ACUMULADA: Acumuladas al Comienzo del Ejercicio	Del Ejercicio: Alícuota	Del Ejercicio: Monto	Acumuladas al Cierre del Periodo	NETO RESULTANTE
MARCAS DE FABRICA	4,550,231	158,064	4,708,295	2,538,397	10%	64,029	2,602,426	2,105,869
TOTALES 2002	4,550,231	158,064	4,708,295	2,538,397	-	64,029	2,602,426	2,105,869
TOTALES 2001	3,927,926	45,698	3,973,624	2,331,441	-	43,223	2,374,664	1,598,960

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

INVERSIONES EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIORO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

2002					2001	INFORMACIÓN SOBRE EL EMISOR						
						ULTIMO BALANCE						
Emisor y características de los valores	Clase	Valor Nominal	Cantidad	Valor de Libros	Valor de Libros	Actividad	Fecha	Capital Social	Resultados	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias y plazos fijos	-	-	-	2,177,623	34,072,815	-	-	-	-	-	-	-
Títulos y acciones	-	-	-	-	11,543,152	-	-	-	-	-	-	-
Total de Inversiones corrientes	-	-	-	2,177,623	45,615,967	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C.	-	-	-	10,279,420	1,247,868	Ind.y Comerc. de Productos Alimenticios	06-2002	310,000	9,215,840	10,331,074	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	60,778	111,493	Agencia de Publicidad	06-2002	1	(56,350)	67,530	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	12,763,382	22,187,086	Servicios de financiación y actividades financieras	06-2002	433,900	(9,919,687)	13,435,139	95.00%	95.00%
Tranlac S.A.	-	-	-	-	20,740	Empresa transportista de mercaderías y bienes	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	-	-	Imp. y comerc. de Productos Alimenticios	06-2002	10,957,742	2,850,669	(2,318,799)	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	19,338,109	673,564	Provisión de insumos para la actividad agropecuaria y agroindustrial	06-2002	440,000	(10,779,635)	(767,235)	98.00%	99.99%
SanCor Mexico	-	-	-	5,109	5,185	Industrialización y comercialización de productos alimenticios	12-2000	6,383	(80)	5,377	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	12,341,831	17,397,670	Elaboración de fiambres, chacinados y otros	06-2002	15,523,600	(10,108,186)	24,683,661	50.00%	77.40%
Arla Foods Ingredients S.A. (1)	-	1,000.00	13,806	44,752,110	35,891,065	Elaboración y venta de productos derivados del suero de queso	06-2002	27,612,000	0	77,669,397	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	-	-	Imp. y comerc. de Productos Alimenticios	06-2002	10,000	178,038	(89,184)	100.00%	100.00%
Prevención A.R.T.	-	-	-	-	3,695,578	Aseguradora de riesgos del trabajo	-	-	-	-	-	-
Patrulla S.A.	-	-	-	-	483,785	Servicio policía particular, vigilancia, custodia, informes e investigaciones	-	-	-	-	-	-
Aproagro S.A. (3)	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	06-2002	5,012,000	(3,014,549)	8,140,798	-	95.00%
Nobleplus S.A. (3)	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	06-2002	374,181	35,839	70,699	-	99.98%
San Marco S.A. (3)	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	06-2002	11,000,000	(4,179,124)	22,191,228	-	99.50%
Acciones de Cooperativas	-	-	-	3,107,798	6,672,099	-	-	-	-	-	-	-
Derechos a Recibir Títulos												
Consortium Fideicomiso Financiero	Títulos de Deuda Subordinada	3.64	1,291,000	4,699,240	-	-	-	-	-	-	-	-
Consortium Fideicomiso Financiero	Certificados de Participación	3.64	2,630,000	9,573,200	-	-	-	-	-	-	-	-
Otras	-	-	-	137,901	302,363	-	-	-	-	-	-	-
Total de Inversiones no corrientes	-	-	-	117,058,878	88,688,496							
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	(89,184)	(267,222)	-	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	(2,133,295)	(4,755,912)	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(2,222,479)	(5,023,134)							

(1) Durante el período finalizado el 30 de setiembre de 2002 se efectuaron aportes de capital en Integral Insumos S.C. por 20.090.000 y Arla Foods Ingredients S.A. por 1.723.838.29, respectivamente.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2002 asciende a 13.353.846, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en los próximos dos ejercicios de acuerdo a los siguientes porcentajes: 63,2 % y 36.8 %, respectivamente.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C y El Hornero S.C., respectivamente.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T°1 - F°8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002

(Expresado en Pesos - Nota 1)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINUCIONES	AUMENTOS	2002 SALDOS AL CIERRE DEL PERIODO	2001 SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES		REFERENCIAS SOBRE AUMENTOS
PREVISIONES								
Deducidas del Activo:								
Para Cuentas Incobrables	36,251,999	4,609,827	1,551,987	33,194,159	26,924,773	Consumo	365,044	Análisis individual de recuperabilidad
						Exposición a la Inflación	4,244,783	
Para Desv.de Insumos	1,922,331	1,020,349	-	901,982	-			
Para Desv.de Inversiones	-	-	-	-	1,027,938			
	38,174,330	5,630,176	1,551,987	34,096,141	27,952,711			
Incluidas en el Pasivo:								
Previsión Juicios	10,142,157	1,614,563	1,861,175	10,388,769	17,976,880	Absorción por acuerdos extrajudiciales	441,552	Cálculo sobre litigios laborales según informes
						Exposición a la Inflación	1,173,011	
	10,142,157	1,614,563	1,861,175	10,388,769	17,976,880			
TOTAL	48,316,487	7,244,739	3,413,162	44,484,910	45,929,591			
RESERVAS Y FONDOS								
Legal	2,829,257	-	-	2,829,257	2,829,257			
Acción Asist. y Laboral	3,344	362	-	2,982	6,406	Intereses y recuperos de préstamos al personal	(25)	
						Exposición a la Inflación	387	
Especial(Art. 42 Ley 20.337)	40,994,428	30,526,062	-	10,468,366	34,720,815	Absorción rdo.Ejercicio 01/02	30,526,062	
Revalúo Técnico	220,284,353	3,150,488	-	217,133,865	231,266,907	Desaf. por depreciación y bajas Bs.de Uso	3,150,488	
TOTAL	264,111,382	33,676,912	-	230,434,470	268,823,385			

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA

ANEXO F

DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE TRES MESES TERMINADO

EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

RUBROS	2002	2001
Existencia al Comienzo del Ejercicio		
Productos Terminados	94,644,366	141,514,112
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	192,592,486	273,324,207
Subtotal	287,236,852	414,838,319
Menos (más):		
Resultados por Tenencia	12,306,535	(3,577,994)
Existencia Final de Productos Terminados	81,354,110	153,255,463
Intereses Implícitos en Compras	6,767,134	10,539,568
Costo de las Mercaderías Vendidas	186,809,073	254,621,282

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA

DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)

ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos

NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE DE 2002

COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

Rubros	2002				2001		
	Monto y clase de la moneda extranjera		Cambio Vigente	Monto en moneda local	Monto y clas de la moneda extranjera		Monto en moneda local
ACTIVO							
ACTIVO CORRIENTE							
CAJA Y BANCOS	26,160	USD	3.64000	95,222	20,868	USD	46,161
	2,034	BRL	0.97067	1,974	2,471	BRL	1,929
	22,000	ITL	0.00186	41	22,000	ITL	22
	900	FRF	0.56460	508	900	FRF	277
	265	DEM	1.83783	487	265	DEM	272
	7,000	ESP	0.02160	151	7,000	ESP	84
	1,062	DKK	0.48411	514	1,062	DKK	288
	140	SZL	2.46830	346	140	SZL	195
	43,330	CLP	0.00486	211	43,330	CLP	137
	315	UYU	0.13684	43	315	UYU	51
	125	GBP	5.71124	714	125	GBP	400
	53	EUR	3.59488	192	-	-	-
INVERSIONES	564,020	USD	3.64000	2,053,034	-	-	-
CREDITOS POR VENTAS	26,125,104	USD	3.64000	95,095,380	20,180,858	USD	44,640,734
OTROS CREDITOS	417,107	USD	3.64000	1,518,269	933,901	USD	2,065,820
	96,631	DKK	0.48411	46,780	-	-	-
	9,714	EUR	3.59488	34,921	-	-	-
TOTAL				**98,848,787**			**46,756,370**
ACTIVO NO CORRIENTE							
INVERSIONES	3,921,000	USD	3.64000	14,272,440	-	-	-
TOTAL				**14,272,440**			-
PASIVO							
PASIVO CORRIENTE							
PROVEEDORES	4,042,314	USD	3.74000	15,118,254	2,534,457	USD	5,606,305
	205,200	FRF	0.56460	115,856	205,200	FRF	63,047
DEUDAS FINANCIERAS	76,599,028	USD	3.74000	286,480,365	111,138,745	USD	245,842,630
OTRAS DEUDAS	2,905,669	USD	3.74000	10,867,201	465,143	USD	1,028,912
TOTAL				**312,581,676**			**252,540,894**
PASIVO NO CORRIENTE							
PROVEEDORES	-	USD	-	-	1,661,480	USD	3,675,249
DEUDAS FINANCIERAS	73,983,160	USD	3.74000	276,697,018	109,708,973	USD	242,679,927
TOTAL				**276,697,018**			**246,355,176**

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA ANEXO H
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

Rubros	2002				2001
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	116,587,300	-	-	116,587,300	160,591,880
Mano de Obra	16,444,820	2,162,003	6,191,845	24,798,668	45,361,658
Fletes y Traslados	5,323,761	376,716	8,443,241	14,143,718	26,852,001
Envases y Embalajes	26,929,916	-	715,854	27,645,770	32,511,739
Deudores Incobrables	-	-	1,551,987	1,551,987	1,924,469
Depreciación de Bienes de Uso (1)	9,285,260	150,801	627,284	10,063,345	9,484,897
Conservación de Bienes de Uso	1,891,837	28,443	112,116	2,032,396	2,902,276
Combustible y Energía Eléctrica	4,626,521	39,035	201,435	4,866,991	6,622,249
Publicidad, Promoción y Otros	170	86,553	5,525,300	5,612,023	18,322,493
Impuestos	2,489,787	14,756	783,751	3,288,294	5,098,507
Otros Servicios	465,741	353,633	1,144,538	1,963,912	2,811,680
Servicios Contratados a 3°	1,707,851	224,642	4,110,477	6,042,970	12,489,188
Otros	6,839,522	440,526	5,621,592	12,901,640	21,583,438
Total 2002	192,592,486	3,877,108	35,029,420	231,499,014	-
Total 2001	273,324,207	7,552,349	65,679,919	-	346,556,475

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa por el período de tres meses finalizado el 30 de septiembre de 2002

(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- *Los volúmenes de producción del período, tal como sucediera durante todo el ejercicio anterior, continúan mostrando un decrecimiento en el nivel de producción de leche respecto de los ejercicios anteriores, reflejando la misma tendencia que la producción nacional.*

- *Las ventas totales en volumen, se mantuvieron en similares niveles, respecto del período anterior, influenciadas por las menores colocaciones en el mercado interno a raíz de la situación macroeconómica de nuestro país compensado por el fuerte incremento que en este aspecto se dio en el mercado externo. En tanto, el nivel promedio de los precios – a valores constantes - en el mercado interno tuvo una variación negativa en el período respecto a igual período del ejercicio anterior. Mientras que en el mercado externo se incrementaron los precios a valores constantes en pesos con relación al ejercicio anterior producto de la fuerte devaluación del tipo de cambio.*

- *El resultado neto se ubica en niveles negativos, siendo sus principales causas los resultados financieros y por Tenencia, además de la partida de otros ingresos y egresos que tienen origen principalmente en un programa de retiro voluntario del personal con el objetivo de reestructurar la empresa hacia niveles más competitivos.*

- *La variación que expone la estructura patrimonial y financiera respecto de los mismos períodos de ejercicios anteriores se debe principalmente al impacto de la variación del tipo de cambio sobre los pasivos financieros contraídos en moneda extranjera.*

2) Estructura Patrimonial Comparativa (en pesos):

	2002	2001	2000	1999	1998
Activo Corriente	357.776.262	636.561.704	634.322.808	584.359.379	516.194.256
Activo no Corriente	852.155.660	849.648.042	783.060.016	818.225.752	828.006.659
Total	1.209.931.922	1.486.209.746	1.417.382.824	1.402.585.131	1.344.200.915
Pasivo Corriente	579.625.278	655.614.692	370.909.168	476.051.347	392.246.565
Pasivo no Corriente	297.720.149	276.265.774	448.733.467	282.150.834	298.637.193
Subtotal	877.345.427	931.880.466	819.642.635	758.202.181	690.883.758
Patrimonio Neto	332.586.495	554.329.280	597.740.189	644.382.950	653.317.157
Total	1.209.931.922	1.486.209.746	1.417.382.824	1.402.585.131	1.344.200.915

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.

3) *Estructura de Resultados Comparativa (en pesos):*

	2002	2001	2000	1999	1998
Resultado Oper. Ordinario	16.811.585	(7.577.281)	13.563.296	(2.237.348)	36.131.298
Resultados Financieros	(22.122.693)	(25.975.778)	(18.204.830)	(13.153.919)	(25.845.090)
Imp.al Déb. y Créd. Bancario	(1.616.693)	-	-	-	-
Fondo Promoción Cooperativa	-	(1.406.853)	(1.526.303)	(712.832)	(632.102)
Otros Ingresos y Egresos (1)	(2.493.287)	(7.406.092)	5.143.354	12.614.595	(1.002.266)
Resultado Neto	(9.421.088)	(42.366.004)	(1.024.483)	(3.489.504)	8.651.840

(1) Incluye Resultados de Inversiones Permanentes

4) *Datos Estadísticos (en unidades físicas): (*)*

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2002	2001	2000	1999	1998
# Volumen de Producción	340.523	411.715	436.258	505.002	448.668
# Volumen de Ventas					
- Mercado Local	199.300	282.949	306.715	346.065	312.315
- Exportación	139.684	46.490	74.073	183.469	79.425
- Total	338.984	329.439	380.788	529.534	391.740

5) *Índices:*

	2002	2001	2000	1999	1998
Liquidez	0,62	0,97	1,71	1,23	1,32
Endeudamiento	2,64	1,68	1,37	1,18	1,06
Rentab. Ordinaria	-2,75	-7,10 %	-0,17 %	-0,54 %	1,34 %

6) *Perspectivas para el próximo del ejercicio: (*)*

- *El contexto económico argentino seguirá condicionando de manera importante la performance de nuestra empresa como ha sucedido en este primer trimestre. En el mercado interno las variables como el poder adquisitivo de la población, el tipo de cambio nominal y relativo, la tasa de interés y la tasa de inflación; y condicionantes como el acceso al crédito, la presión tributaria y las regulaciones jurídicas y económicas serán determinantes. La empresa prevé desenvolverse adaptando permanentemente su estrategia de canales y productos a la realidad cambiante, orientando su oferta al fortalecimiento del mercado y manteniendo su excelente standard de calidad.*

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-02
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T°1 F°8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.

- *Las variables y condicionantes referidos en el párrafo anterior, más los condicionantes propios del mercado lácteo mundial serán el marco de la actividad de exportación de la empresa, que ha decidido mantener vigente su estrategia de incremento de ventas al exterior, aprovechando no sólo la competitividad que confiere el tipo de cambio, sino también el reconocido prestigio de sus productos en el mercado internacional, que valora adicionalmente las políticas de calidad, tanto de materia prima como de procesos y el nivel tecnológico líder para satisfacer las necesidades de los clientes de cualquier parte del mundo.*

- *La conjugación relativa de los factores antes mencionados nos hacen prever el mantenimiento de una mejora en la performance general de la Sociedad Cooperativa, siendo esta realidad condición necesaria aunque no suficiente aún para la reversión en el corto plazo de la situación actual, debido a las condiciones de iliquidez e inexistencia de herramientas de financiamiento de capital de trabajo y el proceso recesivo dominante.*

- *En relación con lo expuesto, nos encontramos en proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener términos más favorables de las obligaciones y disminución de las tasas de interés. Entendemos que el mantenimiento de un modelo de incremento de las exportaciones, optimización permanente de la oferta de producto/canal en el mercado interno y la profundización de los programas de reducción de costos, sumado a la obtención de lo esperado en las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, posibilitarán alcanzar resultados positivos y revertir la actual situación que estamos atravesando.*

(*) Información no cubierta por el informe del auditor.

Firmado a efectos de su
identificación con nuestro
informe de fecha 07-11-02
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 – F° 8

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR C.U.L.

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002
PRESENTADOS EN FORMA COMPARATIVA CON EL MISMO
PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 33.

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN	ENRIQUE J. COLOMBO	MIGUEL OMAR ALTUNA
Presidente Comisión Fiscalizadora	Socio	Presidente
	Contador Público U.C.A.	
	C.P.C.E.C.F. T° 113 - F° 103	

DOCUMENT 16

memoria y balance

ejercicio 2001 - 2002



SanCor Cooperativas Unidas Limitada



memoria y balance

ejercicio 2001 - 2002

memoria y balance


MANTECA
SanCor

DOMICILIOS

FABRICAS EN:

SUNCHALES (SANTA FE)
Tel. (03493) 428000 / 420101 - Fax 421158 / 428081
BRINKMANN (CORDOBA)
Tel. y Fax (03562) 480063 / 480619 / 480122 / 480123 / 480313
DEVOTO (CORDOBA)
Tel. (03564) 481012 / 481035 / 481167 / 481351 - Fax 481404
CORONEL CHARLONE (BUENOS AIRES)
Tel. y Fax (02388) 490012 / 490055 / 490133
SAN JUSTO (SANTA FE)
Tel. y Fax (03498) 427420 / 428190
CORDOBA (CORDOBA)
Tel. y Fax (0351) 4961123 / 4961346 / 4961293 / 4961252
SAN GUILLERMO (SANTA FE)
Tel. (03562) 466575 Fax 466108
MORTEROS (CORDOBA)
Tel. y Fax (03562) 422433 / 422786 / 422795
CENTENO (SANTA FE)
Tel. (03401) 498256
CORONEL MOLDES (CORDOBA)
Tel. y Fax (03582) 481694 / 482205 / 482472
CERES (SANTA FE)
Tel. (03491) 420126 / 420256 Fax 421801
CHIVILCOY (BUENOS AIRES)
Tel. y Fax (02346) 421306 / 421307 / 423154 / 424101 / 425101
HURLINGHAM (BUENOS AIRES)
Tel. y Fax (011) 46653011 / 46653151 / 46653695 / 46654081 / 46654181
LA CARLOTA (CORDOBA)
Tel. y Fax (03584) 422200
BALNEARIA (CORDOBA)
Tel. y Fax (03563) 420599 / 420600

DEPOSITO DE MADURACION DE QUESOS EN:

GALVEZ (SANTA FE)
Tel. y Fax (03404) 482209 / 482609 / 482891


QUESO
SanCor

SUCURSALES DE VENTA EN:

ROSARIO (SANTA FE)
Tel. y Fax (0341) 4327983 / 4327545 / 4327411
CORDOBA (CORDOBA)
Tel. y Fax (0351) 4961123 / 4961346 / 4961293 / 4961252
RIO CUARTO (CORDOBA)
Tel. y Fax (0358) 4645503 / 4641292
MAR DEL PLATA (BUENOS AIRES)
Tel. y Fax (0223) 4650170 / 4650213
RESISTENCIA (CHACO)
Tel. y Fax (03722) 434784 / 430994
SANTA FE (SANTA FE)
Tel. y Fax (0342) 4520144 / 4528805 / 4528642
TUCUMAN (TUCUMAN)
Tel. y Fax (0381) 4260331 / 4260332 / 4260633
Depósito Salta - (0387) 4230663/4231107
BAHIA BLANCA (BUENOS AIRES)
Tel. y Fax (0291) 430519 / 4511455 / 4511034 / 4511064
POSADAS (MISIONES)
Tel. y Fax (03752) 437296
MENDOZA (MENDOZA)
Tel y Fax (0261) 4311566 / 4311596
LA PLATA (BUENOS AIRES)
Tel. y Fax (0221) 4840721 / 4840221
NEUQUEN (NEUQUEN)
Tel. y Fax (0299) 4487321 / 4422696
GENERAL PICO (LA PAMPA)
Tel. y Fax (02302) 430813 / 430687
QUILMES (BUENOS AIRES)
Tel. y Fax (011) 42511247 / 42511258

OFICINA EN BUENOS AIRES:

TACUARI 202 (BUENOS AIRES)
Tel. (011) 53827200 / 43423350 - Fax 43347357

ADMINISTRACION CENTRAL:

SUNCHALES (SANTA FE)
Tel. (03493) 428000 / 420101 - Fax 421158 / 428081

CENTRO DE DISTRIBUCION:

BUENOS AIRES NORTE (BUENOS AIRES)
Tel. (011) 47485300 - Fax 47485340


Q U E S O
ROVOLONE
PARA PARRILLA
SanCor

CONSEJO DE ADMINISTRACION

MIGUEL OMAR ALTUNA	Presidente
JUAN CARLOS MEIA	Vicepresidente
EMILIO GERARDO WALTER	Secretario
CLEMAR JUAN GARNERO	Prosecretario
ALBERTO EDUARDO SANCHEZ	Tesorero
ALBERTO CESAR VAZQUEZ	Protesorero
WALTER VALENTIN TOLDO	Vocal Titular
MIGUEL ANGEL CARDINALI	Vocal Titular
OCLIDES AMATORE CARDELLINO	Vocal Titular
RAUL ANTONIO MARANZANA	Vocal Titular
ROBERTO OSVALDO MARCHIARO	Vocal Titular
ARIEL ALDO SALERA	Vocal Titular
EDUARDO ISAAC HONORIO BARCAROLO	Vocal Suplente
VICENTE CARLOS BAUDUCCO	Vocal Suplente
OSCAR JUAN CARRERAS	Vocal Suplente
ALBERTO EDUARDO ROSSETTI	Vocal Suplente

COMISION FISCALIZADORA

RICARDO ALBERTO GARRONE	Presidente
RICIERI LUIS PAULON	Síndico Titular
NESTOR JUAN GARETTO	Síndico Titular
IDELBERTO NESTOR ASTESANA	Síndico Suplente
OSCAR ROBERTO FERRERO	Síndico Suplente
ALBERTO RAUL LINGUETTI	Síndico Suplente


QUESO
PROVOLONE
SanCor

CONVOCATORIA

SUNCHALES, 23 de agosto de 2002

A la Cooperativa de Tamberos:
De nuestra consideración:

Ref.: Convocatoria a Asamblea Ordinaria de Asociadas.

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea Ordinaria que nuestro Consejo de Administración convoca para el viernes 27 de septiembre de 2002, a la hora 8, en nuestra Casa Central ubicada en calle Teniente General Richieri Nº 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

ORDEN DEL DIA

1º - Comisión de Poderes.

2º - Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.

3º - Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos de «Algarrobal» Limitada Nº 22; Cooperativa de Tamberos «El Chipión» Limitada Nº 74; Cooperativa Limitada de Tamberos «La Crispense» Nº 241; y «Tambos» Cooperativa Tambera Limitada Nº 448, dado lo establecido por el Artículo 11º (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

4º - Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 62º ejercicio económico cerrado el 30 de junio de 2002. Informes del Auditor y de la Comisión Fiscalizadora.

5º - Consideración sobre el destino de la cuenta «Ajuste de Capital», según proyecto adjunto.

6º - *Consideración sobre la autorización para la participación de SanCor Cooperativas* Unidas Limitada en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al Consejo de Administración, por el término de doce (12) meses, para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en


MILK CARAMEL SPREAD
SanCor

que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Se anexa información.

7º - Consideración de los Artículos 67º y 78º de la Ley 20337, según información que se anexa.

8º - Designación de una Junta Escrutadora para las elecciones a realizar, según puntos 9º y 10º siguientes.

9º - Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores MIGUEL OMAR ALTUNA, EMILIO GERARDO WALTER, ALBERTO EDUARDO SANCHEZ y WALTER VALENTIN TOLDO. Elección de doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44º y 49º del Estatuto Social. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor RICARDO ALBERTO GARRONE, como consecuencia de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores IDELBERTO NESTOR ASTESANA, OSCAR ROBERTO FERRERO y ALBERTO RAUL LINGUETTI, por finalización de mandatos.

10º - Elección y proclamación del Presidente del Consejo de Administración, por un período de tres ejercicios, conforme a lo determinado por los Artículos 48º y 23º del Estatuto Social y del Reglamento Interno, respectivamente.

Saludámosles muy atentamente.

EMILIO GERARDO WALTER Secretario	MIGUEL OMAR ALTUNA Presidente

Artículo 31º: Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.

Nota: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el «orden del día». No obstante, en su momento dicha documentación también se encontrará disponible en la Administración Central Sunchales y/o en cada una de nuestras Unidades Operacionales Industriales, según lo dispuesto por el Artículo 24º del Estatuto.

SanCor



memoria

ejercicio 2001 - 2002


QUESO
RALLADO
SanCor

A las cooperativas asociadas:

De conformidad con las disposiciones vigentes, estamos sometiendo a vuestra consideración la presente Memoria, Estado de Situación Patrimonial y Resultados, correspondientes al ejercicio económico comprendido entre el 1 de julio de 2001 y el 30 de junio de 2002.

SITUACION Y PERSPECTIVAS DEL SECTOR LACTEO

En el transcurso del ejercicio comentado, el sector lácteo argentino experimentó cambios significativos. En la primera parte del mismo, hasta el mes de diciembre de 2001, la economía del país se mantuvo dentro de los parámetros generales de la década anterior –aunque profundizándose la recesión y el desfase cambiario– y la lechería se desenvolvió en un contexto muy similar al que comenzó luego de la devaluación brasileña. La producción de leche se mantuvo en una leve tendencia a la baja, continuó la transferencia de materia prima láctea hacia la industria marginal y el consumo interno mostró una razonable fortaleza, a pesar de que la economía transitaba ya por su tercer año de recesión. Los precios internos, a lo largo de toda la cadena, oscilaron en un rango levemente por debajo de los valores del ejercicio anterior, producto de la mencionada caída en el nivel de actividad económica y de un descenso en los precios internacionales, que comenzó a observarse en el mes de septiembre de 2001.

El segundo semestre del ejercicio que reseñamos se desenvolvió en un contexto totalmente diferente. La pronunciada devaluación de nuestra moneda produjo tres efectos directos sobre el sector lechero. En primer lugar, la caída del ingreso real de los consumidores se tradujo rápidamente en una fuerte disminución del consumo interno, que se estima en el orden de los 170 litros por persona para el año 2002. En segundo lugar, la devaluación y el aumento de la inflación revirtieron la rentabilidad relativa de la lechería y los principales granos pampeanos, acelerando la tasa de disminución de la producción primaria. No obstante este contexto de caída de la producción y bajos precios internacionales, el tipo de cambio favorable ha determinado que se mantenga una sostenida corriente de exportaciones, cuyo valor seguramente superará el récord del año 1999.

Las perspectivas para el próximo ejercicio están fuertemente condicionadas por situaciones no resueltas, que ya se han manifestado en el primer semestre de 2002. Por el lado de la economía nacional, los distintos comportamientos posibles del tipo de cambio se traducen en diferentes escenarios para el sector.

Respecto del consumo interno, todos los indicadores disponibles muestran que en los próximos meses estará muy deprimido y no se alcanzarán los valores del año anterior, el que ya ha resultado bajo respecto de los últimos ejercicios. En estos meses, la evolución de los


SanCor
VENTA AL PESO

precios internos ha sido muy despareja, con aumentos proporcionalmente superiores de los bienes transables –incluidos los alimentos– lo que se ha traducido en una caída de alta magnitud en la capacidad de compra del grupo de consumidores pertenecientes a la franja de menores ingresos, que hoy componen más del 35% de la población argentina. Esto permite pronosticar que se producirán cambios significativos, tanto cuali como cuantitativos en el comportamiento del mercado interno de productos lácteos.

Por las razones apuntadas, y aún persistiendo la tendencia de reducción en la producción de leche, en los próximos tiempos se mantendrá una mayor orientación hacia el mercado externo de muchas firmas importantes del país. La incertidumbre económica que vive la Argentina y la falta de un sistema financiero que sustente la producción continuarán en los próximos meses, traduciéndose en un valor relativo del dólar que favorecerá la exportación, aún en un contexto de precios internacionales muy deprimidos.

Precisamente, la evolución del precio internacional de los productos lácteos para los próximos meses es motivo de preocupación para los principales exportadores y observadores del mercado. La caída que comenzó en septiembre de 2001, si bien se ha estabilizado, lo ha hecho en valores para las principales commodities que son los más bajos –en términos reales– de la serie histórica. Las perspectivas de corto plazo indican que por el nivel de stocks conocido, tanto de importadores como de exportadores, más la difícil situación económica de algunos importadores tradicionales y el inminente comienzo del ciclo productivo de los países de Oceanía, es probable una recuperación de los precios recién para el próximo año.

En el mediano y largo plazo, nuestro país tiene expectativas puestas en la presentación de una sensible liberación del comercio internacional, como resultado de las negociaciones multilaterales que se llevan adelante en la Organización Mundial de Comercio. Sin embargo, somos perfectamente conscientes de que ello no tendrá un impacto inmediato, por lo que también esperamos que la Argentina avance en el desarrollo de otras tratativas bilaterales o regionales, que incrementen nuestra posibilidad de acceso a mercados en condiciones más favorables, lo que tendrá efectos positivos sobre el sector lácteo argentino.


FONTINA
CHEESE

LABOR DE LA EMPRESA

El accionar de SanCor en este ejercicio, al igual que en la mayoría de las empresas argentinas, estuvo fuertemente marcado por las condiciones político-económicas del país y por el cambio de las reglas de juego conocidas, que obligaron a la cooperativa, fundamentalmente a partir del proceso devaluatorio, a actuar en todos los campos con la flexibilidad necesaria para realizar ajustes, ofrecer las respuestas oportunas y, en algunos casos, desistir o diferir proyectos cuya factibilidad se vio comprometida.

Dentro de estos últimos, se ubica el proyecto de integración con Asociación Unión Tamberos Cooperativa Limitada, accionista mayoritaria de Milkaut S.A., el que contó con la aprobación pertinente en la última Asamblea General de Asociadas, alcanzó pleno desarrollo y debió postergarse hasta tanto se recreen las posiciones de financiamiento y las situaciones de las entidades acordes para la consustanciación del proyecto, toda vez que el programa de financiamiento previsto ha sido suspendido por los acontecimientos económico-financieros ocurridos en nuestro país desde el mes de diciembre.

Fue un objetivo de trabajo constante y compartido por los diferentes sectores mejorar el nivel de eficiencia en todas las instancias y lograr una mayor integración entre las mismas. Para ello, se aprovecharon al máximo los recursos disponibles y las fortalezas adquiridas en lo concerniente a la calidad, productividad, tecnología, imagen de marca e institucional.

La calidad de la materia prima se vio incrementada, no sólo por los óptimos niveles obtenidos en su composición, sino por el avance logrado en el proceso de recolección, que puso de manifiesto la capacidad de innovación y organización.

Desde la faz industrial, la flexibilidad en las distintas etapas posibilitó responder en forma rápida a las cambiantes necesidades de un mercado cada vez más complejo. Asimismo, con un definido perfil proactivo, se llevó adelante el proyecto para la elaboración de derivados de suero de queso, que además de abrir excelentes perspectivas comerciales, redunda en beneficios para la producción primaria.

En cuanto al desempeño en el mercado interno, considerando las limitaciones de un consumo deprimido, se desarrollaron acciones comunicacionales de marketing tendientes a reforzar la relación de los consumidores con nuestra marca. La profundización de la crisis económica exigió respuestas que contemplaran la pérdida de poder adquisitivo, así como los cambios de hábito de la población en general.
Por otro lado, SanCor afianzó su presencia en diversos mercados externos, fruto del prestigio alcanzado por sus productos en todo el mundo y el contexto altamente favorable para las exportaciones argentinas.

En este año, también se realizaron gestiones y se mantuvo un fluido diálogo con los representantes de las diferentes etapas de la cadena productiva, a fin de acordar parámetros de referencia para todo el sector lácteo. A partir de minuciosos análisis de la realidad de la


queso
YNBO
SanCor

principal cuenca lechera del país, se elaboraron diagnósticos sobre cada una de sus dimensiones y se definieron prioridades de intervención.

Fue, en definitiva, un período difícil, de intensa actividad e importantes decisiones acerca de las diversas cuestiones comprendidas en el ámbito de actuación de SanCor, que seguramente fortalecerá el espíritu solidario y el compromiso de todos los que trabajan por esta cooperativa.

ATENCION A ASOCIADAS

Al efecto de hacer más eficiente el manejo institucional, se ha concentrado en este sector todo lo relacionado con el quehacer cotidiano entre la empresa y las cooperativas adheridas.

En ese sentido, recientemente se ha formulado una propuesta en relación con el abastecimiento de materia prima, tendiente a dinamizar el proceso de recolección de leche a cargo de las mencionadas asociadas y el pago de la producción, de acuerdo con las actuales condiciones.

Respecto de la materia prima, se mantuvieron los excelentes niveles de calidad higiénica y composición y, además, pese a las circunstancias adversas en el nivel nacional, ha aumentado el número de tambos en la categoría de entregas con leche «Plus», producto de los alcances del Sistema de Aseguramiento de Calidad SanCor.

Asimismo, se ha avanzado en la resolución de temas de carácter tecnológico, entre los que se destaca especialmente un novedoso desarrollo para lograr el aprovechamiento en los tambos del permeado de suero generado en la planta de producción de ingredientes a partir del suero de quesos.

En el manejo de los volúmenes aportados al sector industrial, se ha progresado considerablemente para llegar desde los tambos a las plantas de elaboración, minimizando la operatoria de fletes interplantas. El nivel promedio de producción recibida por parte de las cooperativas adheridas se ubicó en los 3.960.000 litros diarios.

En el plano de las comunicaciones con las asociadas, se han mantenido contactos con todas las zonas, que seguramente se profundizarán en el transcurso del ejercicio venidero.

El sector de Asistencia a Cooperativas continuó brindando los distintos tipos de servicio a las entidades primarias que lo solicitaron, procurando ser un aporte útil en el difícil marco en que deben desenvolverse las mismas. Además, se ofrecieron en forma complementaria otros servicios de incuestionable valor agregado, como la consultoría de gestión en sus múltiples aspectos y el asesoramiento administrativo, contable y de sistemas.

De igual manera, se prosiguió con las tareas de control en las cooperativas adheridas y aquellas orientadas a afianzar el vínculo con las mismas. Se desarrollaron también otras acciones referidas a aspectos institucionales, como la integración entre las cooperativas primarias, la reforma de estatutos sociales y reglamento interno, y el asesoramiento sobre temas afines.

POLITICA INDUSTRIAL

El accionar de las operaciones industriales mantuvo dos perfiles de trabajo acordes con la realidad del país:

Durante el primer semestre del ejercicio, se continuó con los esfuerzos para acomodar los costos operativos en función de las posibilidades del mercado. Esto implicó trabajar, mancomunada y creativamente, e intentando aprovechar el máximo del potencial humano y tecnológico, a fin de satisfacer los requerimientos del mercado en cuanto a las fluctuaciones de la mezcla de productos.

La exportación de leche en polvo entera a México, un negocio de gran importancia tanto por su alto volumen como por su exigencia en calidad, tiempo de entrega y condiciones de habilitación de planta, demostró nuestra capacidad de respuesta, fruto de la inversión tecnológica, la capacitación, el compromiso del personal, la sinergia de las operaciones y la aplicación de sistemas de gestión de calidad y trabajo en equipo.

Este fue también un período de revisión de estructuras, dentro del proceso de integración emprendido, que, por el análisis de recursos que implicó y las expectativas puestas en juego, marcó un ritmo distinto al desarrollo de los programas propios.

El devenir del segundo semestre determinó un drástico ajuste en todos los frentes. En primer lugar, fue necesario adaptarse a la disponibilidad de insumos para minimizar los inconvenientes en el mercado interno. En segundo término, viabilizar las unidades con mejor capacidad de respuesta y menores costos, para optimizar estructuras y atenuar impactos colaterales. Se requirió, además, aprovechar todos los recursos para atender los diferentes requerimientos del mercado externo y, en materia de mantenimiento e inversiones, adecuarse a la situación financiera. Finalmente, se implementó un programa de sustitución de insumos importados y se colaboró aportando ideas para diferenciar productos y reducir costos.

Ante el cambio de escenario económico, las distintas unidades productivas debieron reducir gastos específicos y actuar con mayor flexibilidad, a fin de cumplir satisfactoriamente los planes comerciales. La tarea de los sectores staff fue un valioso aporte en ese sentido.

Además, en relación con el proyecto de procesamiento de suero de queso en AFISA, cuya dirección técnica culminó en este período, comenzó el proceso de adecuación de las plantas abastecedoras del suero.

POLITICA COMERCIAL

La acción comercial de este ejercicio se vio influenciada por tendencias y acontecimientos desfavorables, que introdujeron marcados cambios en el contexto nacional e internacional.

En lo referente al mercado interno, cuando transitábamos la mitad del período y el cuarto año consecutivo de recesión económica, la crisis de fines de 2001, por los drásticos cambios que introdujo en lo político, económico y social, obligó a desistir de proyectos, planes de trabajo y acciones emprendidas, y a realizar rápidamente cambios y ajustes de direccionamiento en un marco de incertidumbre y crecientes limitaciones.

En cuanto al mercado internacional, el inicio de este período nos encontró con un muy buen nivel de precios, pero imposibilitados de sacar provecho de los mismos, debido a las restricciones que nos impuso el haber sido declarado país afectado por la fiebre aftosa. A esto se sumó que Brasil –que por varios años venía siendo nuestro mayor comprador– continuó devaluando su moneda y, al mismo tiempo, alcanzó mayores niveles de autoabastecimiento, dado el incremento de su producción lechera y el tránsito por un proceso recesivo del consumo interno.

Durante la segunda mitad del ejercicio, los precios del mercado internacional de lácteos cayeron de manera notoria y la demanda de Brasil apareció de forma tenue y mediante compras muy puntuales. No obstante, la devaluación de nuestra moneda generó una paridad cambiaria favorable que, junto al deterioro de las condiciones en el mercado interno, impulsó los negocios en el mercado externo, posibilitados por el levantamiento gradual de las barreras sanitarias.


VENTAS
Mercado interno
Mercado externo
Porcentaje
100
80
60
40
20
0
Ejercicio 2000-2001
Ejercicio 2001-2002


queso
DANBO
SanCor

MERCADO INTERNO

Los diferentes canales de comercialización han desempeñado, en el período analizado, un importante rol y experimentado los cambios que comentamos por separado.

Concesionarios
Impulsados por la recesión del consumo, el incremento en los costos de distribución, el avance del supermercadismo sobre los negocios tradicionales y el crecimiento de los quebrantos comerciales, nos vimos en la necesidad de intensificar la reestructuración del Canal de Concesionarios iniciada en el ejercicio precedente. Se avanzó así en un plan de integración y reducción de costos de las sucursales de venta, que actualmente está siendo aplicado.

Supermercados
Durante el ejercicio que nos ocupa, como consecuencia de las condiciones del país, se sucedieron dos etapas en la evolución de este canal, así como de nuestra relación con el mismo.

En la primera de ellas –último semestre de 2001– algunas cadenas continuaron consolidándose mediante la absorción o fusión, y sus operaciones mostraron crecimientos continuos. El rasgo más notable fue el crecimiento continuo en todos los rubros de productos de muy bajo precio y de marcas conocidas como «propias» o «exclusivas» de las cadenas. La oferta del supermercadismo, entonces, mostró una amplia grilla de productos, con marcas nacionales muy distanciadas en precios, tanto de las «propias» como del resto. La participación de SanCor en este período tuvo un comportamiento también creciente, en nuestras líneas y marcas nacionales, así como en las pocas «propias» o «exclusivas» que abastecimos.

Durante el primer semestre de 2002, se produjo una significativa caída en las ventas del canal y la desaparición paulatina de las marcas de bajo precio. Los volúmenes de venta mostraron una retracción similar a la del consumo, tanto por efecto de éste como por los desabastecimientos que generó la falta de insumos y algunas materias primas, principalmente de origen importado.

Se debió entablar intensas negociaciones con las cadenas para acortar plazos de cobro y mejorar las condiciones económicas de los acuerdos, tendiendo a recuperar la rentabilidad impuesta por las actuales circunstancias –cedida en momentos de exagerada sobreoferta a este canal– y de menor impacto inflacionario.

Mayoristas
Este canal experimentó una fuerte concentración, a la vez que incrementó su participación en la distribución de productos de consumo masivo. Nuestra evolución en el mismo se mantuvo en correlato con dicha tendencia, principalmente mediante la marca Chelita, asignada en forma exclusiva al Canal Mayoristas.

Ventas al Estado - Licitaciones
Las compras de organismos del Estado mostraron en este período disminuciones cercanas al 50% respecto del ciclo anterior, como consecuencia de los fuertes recortes presupuesta-

rios. Al cierre del ejercicio, se conocieron proyectos de compras importantes de leche en polvo, producto de la crítica situación social, y en muchos casos con la colaboración y el aporte financiero de organismos internacionales.

Ventas Industriales
También este rubro mostró dos etapas muy diferenciadas. Hasta la caída de la convertibilidad, por falta de condiciones para el mercado externo, se caracterizó por sobreoferta y precios en baja. A comienzos del corriente año, los precios se recuperaron rápidamente, aunque las compras continuaron en niveles menores que los del año anterior.

MARKETING

A raíz de los cambios producidos en el país, se produjo un replanteo total de las políticas de marketing de la cooperativa, fundamentado en la razonabilidad de reducir presupuestos de publicidad y promoción, revisar las políticas de precios y marcas, asumir como objetivo central la racionalización y priorización de productos y presentaciones, la reducción de costos y la sustitución de insumos importados.

En la segunda mitad del ejercicio económico, fue posible aliviar el mercado interno de la presión de la sobreoferta de productos terminados y encarar acciones para la recuperación de precios. No obstante, las contribuciones no reflejaron el beneficio en forma directa pues, paralelamente, se incrementaron los costos por efecto de la devaluación y los precios de la materia prima.

La crisis financiera nacional provocó la falta absoluta de crédito, dificultando el abastecimiento de insumos y afectando la continuidad de la oferta interna de productos terminados.
El empobrecimiento del consumidor local se agravó por la mayor desocupación y la pérdida del poder adquisitivo. Las nuevas condiciones del mercado motivaron bruscos y continuos cambios en los hábitos de consumo de la población.

La situación descripta ha sido, en la segunda mitad del ejercicio, factor de constantes ajustes en la política comercial de cada una de las líneas, al extremo de decidir la discontinuidad de algunas, consideradas no estratégicas para el negocio de lácteos, como Mayonesa y Cremas Heladas.

Respecto de las distintas familias de productos, a continuación se ofrece una síntesis de su desempeño y posición en el mercado interno:

Quesos: SanCor ganó un punto de participación en un mercado que mostró, en el cambio de período, una caída del 1,6% en el consumo.
Luego de analizar la variedad de quesos, se decidió discontinuar una serie de especialidades que no resultaban atractivas para el nuevo mercado.

En función de los distintos tipos de quesos, se lograron resultados diversos:

En Blandos, tal como otras marcas líderes, la empresa perdió un punto de participación ganado por segundas marcas, que compitieron con precios muy por debajo del promedio.

En Especiales, se ganó participación en Por Salut, Danbo, Azul, Fontina, Gruyere y Fynbo. Se mantuvo el liderazgo en Por Salut y la facturación de Danbo.

Semiduros fue una categoría afectada por faltantes, fundamentalmente durante el segundo semestre, lo que ocasionó una baja de participación.

Respecto de los Quesos Duros en hormas, se perdió participación, que pasó a mano de marcas de bajo precio. En Quesos Rallados y en Hebras, donde se venía ganando participación durante el ejercicio, se produjo una leve pérdida de la misma durante el segundo semestre por problemas de abastecimiento de envases.

Luego de una acción promocional exitosa, desarrollada en el primer semestre en apoyo de los untables Tholem, SanCor alcanzó su récord histórico de participación en Quesos Procesados que, luego se vio afectada en algunos puntos por faltantes de insumos.
A lo largo del período analizado, se lanzaron cuatro variedades de Tholem Light, que fueron muy bien recibidas por su público objetivo.

Otro lanzamiento fue el de Por Salut SanCor Diet, con promesas de éxito, aún con el escaso tiempo transcurrido, y a pesar de que se realizó en el momento en que se produjo la devaluación monetaria.


VENTAS POR LINEAS DE PRODUCTOS
Porcentaje
0
4
8
12
16
20
24
28
32
28,5%
27,8%
22,2%
6,4%
6,1%
4,7%
2,5%
1,8%
Leche Fluida
Quesos
Leche en Polvo
Manteca
Yogures y Flanes
Crema
Dulce de Leche
Otros

Leches Fluidas: En el comienzo del ejercicio, el mercado de Leches Fluidas mostró un estancamiento en la evolución del consumo. Si bien no se produjo una diferencia significativa en la participación de las leches refrigeradas en relación con las larga vida, durante el primer semestre hubo un incremento de la participación de estas últimas sobre las primeras,


DIET
San Regim
REDUCIDO EN CALORIAS
Queso Mini Fynbo

que luego se revirtió en el segundo. El primer semestre coincidió con la campaña publicitaria que SanCor realizó en apoyo de su marca de leche larga vida. El segundo semestre, con el incremento de los precios relativos de las leches larga vida, que desde diciembre aumentaron con más intensidad que las refrigeradas, debido a la mayor incidencia de los insumos importados en la estructura de costos.

SanCor logró mantener la participación en ambos segmentos, reteniendo el liderazgo en el de las larga vida. Al mismo tiempo, se está adecuando la producción y la oferta, en función de la evolución de los cambios de hábitos generados como respuesta a la situación económica imperante.

Leche en Polvo: A partir de la devaluación de nuestra moneda, el mercado lácteo ha mostrado un crecimiento significativo. No obstante, dado que la transabilidad de la leche en polvo favorece su comercialización en el mercado externo, no se percibió un fuerte interés por incentivar su consumo interno.

Yogur: El mercado de yogures en la Argentina tuvo un crecimiento levemente mayor –2,8 puntos– que en el anterior período contable.
No obstante ello, la imposibilidad de actualizar precios en la medida del incremento de los costos y la alta inversión publicitaria que caracteriza esa categoría de productos, determinó que la misma no representara una alternativa atractiva para nuestra cooperativa, lo que se tradujo en una pérdida de participación.

Postres Lácteos: El mercado de postres lácteos ha mostrado un leve decrecimiento. Nuestro desarrollo estuvo afectado por las mismas razones que el de yogures, razón por la cual disminuyó nuestra participación en este rubro.

Dulce de Leche: El mercado de dulce de leche se caracteriza por la atomización de concurrentes y la tendencia a la comoditización de la categoría. También la oferta de la empresa se ha visto afectada por discontinuaciones en presentaciones y escaso apoyo publicitario y promocional. En el caso del dulce de leche industrial, se produjo una significativa caída en la facturación, debido a que los clientes tradicionales también sufrieron una fuerte disminución de la venta de sus productos.

Crema de Leche: Se logró incrementar nuestra participación en este rubro. El desarrollo exitoso de nuestras cremas se debió a la política de precios y marcas implementada, que permitió responder a un consumidor demandante de productos acordes con su disminuida capacidad adquisitiva.
Por otro lado, el rediseño gráfico de los envases de nuestra primera marca permitió aumentar el atractivo visual en el punto de venta.

Manteca: El mercado total de manteca fraccionada mostró un incremento del consumo de cinco puntos con referencia al período anterior. Este crecimiento se verificó a través de las segundas marcas que, fundamentalmente en el segundo semestre, funcionaron como alternativa económica de las margarinas, cuyo precio reflejó el fuerte aumento del aceite.
Nuestra cooperativa continúa liderando la categoría, a pesar de haber perdido algunos


Queso
MOZZARELLA
ARGENTINO
SanCor
FETEADA

puntos de participación, producto de los faltantes de envases para la tradicional versión de 200 gramos y la manteca untable.

Leches Modificadas: SanCor mantiene el liderazgo del segmento de fórmulas infantiles líquidas, registrándose a su vez un avance en el de alimentación enteral.
Con muy buena respuesta inicial, a fines del ejercicio se lanzó «SanCor Primeros Años», en sus variedades Polvo en estuches por 800 gramos y Líquida en envase U.A.T. por un litro.

NEGOCIOS INTERNACIONALES

Por las causas y razones que ya mencionamos, en los últimos ocho meses de este ejercicio debimos dar un fuerte impulso a las exportaciones. En primer lugar, nos referimos al elevado stock acumulado, debido a las restricciones impuestas en los distintos mercados por la reaparición de la fiebre aftosa. Recién en noviembre de 2001, tras prolongadas y arduas gestiones, México permitió –de manera excepcional– el embarque de operaciones concertadas a inicios del ejercicio. A comienzos de 2002, otros países compradores comenzaron a liberar el ingreso de productos argentinos.

La fuerte retracción del consumo interno y una paridad cambiaria más favorable a partir del fin de la convertibilidad fueron factores decisivos para impulsar rápidamente la ampliación de nuestros negocios de exportación, que, a pesar de la significativa caída de los precios internacionales, contribuyeron a mejorar el cuadro de rentabilidad.

Se exportó por un valor de US$ 91.051.257, lo que representó un incremento del 3% respecto del ejercicio anterior. El volumen vendido al exterior corresponde a 458 millones de litros de leche industrializados y representa el 31,35% del total de los litros de leche procesados por la cooperativa.

Los distribuidores en Chile, Paraguay, Perú, Bolivia, Brasil y México mantuvieron la presencia de nuestros productos en dichos mercados, superándose las dificultades que se presentaron para sostener un abastecimiento normal.

Se modificó el plan de negocios de SanCor Do Brasil Produtos Alimenticios Ltda., tanto en su enfoque estratégico como en su operatoria, reduciendo la dotación de personal y mudando sus oficinas y depósitos, con el fin de reducir costos y mejorar su rentabilidad. La facturación alcanzó los US$ 18.945.878,40, un 22% menos que en el ejercicio anterior. Ello se debió, fundamentalmente, a las condiciones de autoabastecimiento del vecino país y al mayor grado de selectividad con que se manejaron los negocios de la empresa.

También se introdujeron ajustes en la operatoria de SanCor Dairy Corporation, adecuándola a las reales necesidades y posibilidades actuales de los negocios en Estados Unidos y la región del Caribe y Centro América.

CROFILTRADA *

Dentro del convenio celebrado con Laboratorios Bagó S.A., se efectuó el lanzamiento de la línea de productos nutricionales en Paraguay y Ecuador, encontrándose muy avanzados los trabajos para hacer lo propio en otros países de América latina.

El desarrollo de nuevos mercados demandó una especial dedicación y esfuerzo. Entre los logros más importantes, se destacan México, Argelia e Indonesia, y se encuentran avanzadas las gestiones para incorporar como clientes a otros países de Africa, Medio y Lejano Oriente.

Aún ante la caída de los precios internacionales, el incremento de medidas proteccionistas y las mayores producciones propias de países tradicionalmente importadores de lácteos, es posible ser optimista con respecto a la evolución futura de las exportaciones, basados sobre la alta competitividad que otorga la cadena de valor constituida por la calidad de nuestra materia prima, la productividad y tecnología industrial de nuestra cooperativa, el reconocimiento que gozan nuestros productos y el manejo de los negocios.


EXPORTACIONES (en base a valores constantes)
Ej. 98/99 = Base 100
120
115
110
105
100
95
90
85
80

	Ej. 98/99	Ej. 99/00	Ej. 00/01	Ej. 01/02
Ventas	100,0	108,3	83,7	119,2
Tendencia	97,9	101,2	104,5	107,8


EXPORTACIONES POR PAIS
Millones de US$
40
35
30
25
20
15
10
5
0
36,83
17,81
13,28
2,84
2,50
2,24
2,20
1,23
16,89
Brasil
México
EE.UU.
Argelia
Perú
Paraguay
Jordania
Marrueco
Otros


SanCor
Leche entera
U.A.T. homogeneizada

RECURSOS HUMANOS

La política de Recursos Humanos estuvo alineada con la dinámica de los cambios tecnológicos, económicos y culturales que se viven, orientando todo nuestro accionar hacia el objetivo de potenciar la eficiencia y productividad.

Se han mantenido las actividades en programas de seguridad industrial y medicina interna, apuntando a la mejor calidad de vida laboral y manteniendo un permanente diálogo con todo el personal, dentro de un marco de mutuo entendimiento y en procura de mejores resultados operativos y beneficios para el conjunto de la cooperativa.

Si bien de modo acotado a la realidad económica, se continuó con las acciones de capacitación del personal, especialmente en lo relativo a los procesos y trabajo en equipo, base prioritaria para alcanzar el liderazgo que estratégicamente se ha propuesto la cooperativa.

POLITICA DE CALIDAD Y MEDIO AMBIENTE

La Gestión de la Calidad continuó desarrollándose con la orientación hacia el cliente y, en especial, con sistemas de aseguramiento que posibilitan un buen desempeño en mercados exigentes, como son los de exportación. Dentro de este marco, se llevaron a cabo auditorías de calidad de importantes firmas internacionales, en las que se obtuvieron excelentes resultados y que representan la posibilidad de ganarse buenos y prestigiosos clientes.

El Sistema de Gestión Ambiental de SanCor fue revisado por especialistas de la Corporación Financiera Internacional, que reforzó y otorgó un importante respaldo a los lineamientos técnicos y a la gestión operativa en vigencia. La política de minimizar los gastos en tratamiento y maximizar los procesos de recupero, como los de aguas blancas, motivó una completa aprobación.

Con el objetivo de producir de manera sustentable, se han concretado acciones tendientes a lograr mayor competitividad y eficiencia. Junto a Relaciones Laborales y Administración, se inició el camino hacia la integración de las gestiones de Calidad, Medio Ambiente, Seguridad y Salud Ocupacional, Mejora Continua y Costos, procurando el máximo desempeño operacional orientado a los negocios.

COMUNICACIONES Y RELACIONES INSTITUCIONALES

Convencidos de la significación de estos aspectos para toda institución, se desarrollaron acciones en múltiples sentidos, con el fin de administrar el flujo de comunicaciones de acuerdo con la estrategia empresarial.


CHE ENTERA
EN POLVO
SanCor

En la relación con los productores, las cooperativas asociadas, el personal, la prensa, entidades gubernamentales y diversas instituciones, se dio prioridad al intercambio de información relevante para cada grupo.
Se dispuso la utilización de nuevas herramientas para afianzar dichas relaciones, atendiendo a las necesidades generadas por los tiempos actuales, que demandan a las empresas en general, una actitud abierta al diálogo y comprometida con su comunidad.

A pesar de las dificultades, el sector lechero siguió demostrando su fortaleza y dinamismo en distintas oportunidades de encuentro en las que la empresa estuvo presente, aprovechando también la ocasión para establecer nuevos contactos.

Nuestros establecimientos industriales convocaron la visita de delegaciones escolares y público en general. La revista SanCor cumplió su función informativa y de integración entre los asociados de las diferentes zonas comarcales.

Las relaciones institucionales de la empresa se desarrollaron en forma acorde con las circunstancias del país, privilegiando la atención de numerosas situaciones no previstas, pero esenciales para la marcha de los asuntos de SanCor y de sus productores asociados.

Con el objeto de adaptarnos a la nueva realidad, sobre fines de ejercicio se reestructuró el sector de ejecución de las relaciones y comunicaciones, el que se halla actualmente en proceso de instrumentación, con el fin de lograr un perfil de mayor manejo técnico en las relaciones con entes de la producción y de representación en el sector lechero.

Una parte importante de la articulación institucional de SanCor, tanto en el plano nacional como provincial, se llevó a cabo a través del conjunto de las entidades intermedias que nos representan, como el Centro de la Industria Lechera (CIL), la Coordinadora de las Industrias de Productos Alimenticios (COPAL), la Unión Industrial Argentina (UIA), la Junta Intercooperativa de Productores de Leche (JIPL) y la Confederación Intercooperativa Agropecuaria Cooperativa Limitada (CONINAGRO). Los temas de trabajo específicos de cada ámbito, como se mencionó, estuvieron en gran parte determinados por la propia dinámica de la política nacional y sectorial. Pero no puede dejar de mencionarse el permanente accionar de directivos y funcionarios de SanCor en el análisis de alternativas para mejorar la situación del sector lechero, afectado por las nuevas medidas económicas.

Nuestra acción de relaciones institucionales no estuvo solamente circunscripta a lo sectorial, sino que a través de nuestra participación en entidades como el Instituto para el Desarrollo Empresarial de la Argentina (IDEA) y el Consejo Interamericano de Comercio y Producción (CICyP), entre otros, también desarrollamos una intensa labor de análisis y aportes a la solución de otros grandes temas nacionales.

En el plano internacional, SanCor mantuvo su participación en la Federación Panamericana de Lechería (FEPALE), que en el transcurso de este ejercicio celebró su 10º aniversario, y –hasta fines del año 2001– en la Federación Internacional de Lechería. Adicionalmente, cabe mencionar que participamos de una misión binacional argentino-uruguaya, invitados

por la Corporación Australiana de Lácteos, con la finalidad de alcanzar un acuerdo de trabajo conjunto para las negociaciones de la Organización Mundial de Comercio.

SOPORTE ADMINISTRATIVO, DE SISTEMAS Y LOGISTICO

El trabajo coordinado de estos sectores contribuyó, en el transcurso de este ejercicio, a la integración de todo el accionar de la empresa. A través de las tareas realizadas en forma conjunta con otras áreas de la cooperativa, se desarrollaron sistemas y aplicaciones informáticas con el objetivo de obtener los niveles de rentabilidad y financiamiento requeridos. En este sentido, el avance ha sido muy significativo, toda vez que se generaron herramientas útiles para el análisis del negocio empresario.

En línea con la estrategia empresarial, se profundizaron los ahorros en cada una de las actividades propias y se brindaron servicios para otros sectores de la entidad, también con el objetivo de reducir costos y mejorar el valor agregado.

La presencia cada vez mayor en el mercado internacional demandó un servicio exigente, fundamentalmente, de abastecimiento y logístico, acorde con la competitividad de los mercados externos.

Continuó la tendencia hacia una mayor complejidad de los negocios del sector y los aspectos fiscales, financieros y administrativos, lo cual requirió adaptar los sistemas informáticos y los procedimientos, tanto en el nivel centralizado como de las divisiones de ventas y unidades industriales.


APLICACION DE FONDOS
52,3%
0,5%
Cancelación de otras deudas
Aumento de inversiones permanentes
Adquisición de bienes de uso
Otros
23,7%
23,5%
Aplicación de Fondos: 46,49


SCREMADA
HIDRATADA
DE DISOLUCION INSTANTANEA
SanCor


COMPOSICION DEL ACTIVO
2,6%
0,1%
58,1%
22,2%
9,7%
7,2%
Bienes de uso e inmateriales
Inversión permanente
Bienes de cambio
Disp. e inv. transitorias
Crédito
Cargos diferios

AUDITORIA INTERNA

Se continuó trabajando con el objetivo de mejorar la productividad y optimizar los sistemas de información para la toma de decisiones, todo ello con un enfoque de negocios. Asimismo, cumpliendo con la función de apoyo a las decisiones empresariales, se trabajó en la identificación de los riesgos más significativos de cada actividad auditada y se evaluó el sistema de control interno, lo cual posibilitó llevar los riesgos a niveles aceptables.

Dentro de este marco de trabajo, la actividad de Auditoría Interna se mantuvo en estrecha coordinación con el Consejo de Administración y la Comisión de Auditoría y Control. Paralelamente, se colaboró con la Comisión Fiscalizadora en el ejercicio de sus funciones.

GESTION FINANCIERA

El presente ejercicio se ha caracterizado por una restricción de liquidez bancaria más importante que la de períodos anteriores, que se profundizó desde enero de 2002, a partir de la nueva política devaluatoria implementada por el gobierno nacional y la crisis del sistema financiero argentino.

En noviembre de 2001, SanCor canceló la primera serie de obligaciones negociables por US$ 50 millones. Esto permitió reducir el endeudamiento total medido en dólares; el 87% del mismo se mantuvo en dólares, lo cual impactó fuertemente en el incremento del costo financiero total por efecto de la devaluación.

La mencionada estrechez financiera fue compensada levemente a partir de enero, por el crecimiento de la exportación, utilizando el elevado tipo de cambio como una fuente de


UTILLA
SanCor
natur

financiamiento para las necesidades de capital de trabajo, ante la falta de alternativas bancarias.

Las obligaciones financieras, a partir de dicho mes, han sido atendidas solo en sus intereses y dentro de programas de pago acordados con las entidades financieras. En el próximo ejercicio prevemos cerrar con las entidades financieras el acuerdo de los términos definitivos para la reestructuración de pasivos.

El flujo de caja de la compañía fue comprometido por las necesidades de capital de trabajo, la presentación de demoras en el pago a proveedores locales y del exterior, y el deterioro de la calidad de las cobranzas, particularmente por los medios de pago del mercado (títulos provinciales y nacionales).


COMPOSICION DE LOS MEDIOS DE FINANCIAMIENTO
9,8%
7,9%
51,4%
26,4%
3,7%
0,8%
Deuda bancaria
Cooperativas
Proveedores
Patrimonio neto
Previsiones
Otras deudas


PATRIMONIO
Porcentaje
100
90
80
70
60
50
40
30
20
10
0
Activo corriente
Activo no corriente
Pasivo corriente
Pasivo no corriente
Patrimonio neto
30-06-02


SanCor

COOPERATIVAS ASOCIADAS

En el transcurso del ejercicio, se han producido los siguientes movimientos en nuestro registro de asociadas:

Egresos:
Nº 463 Cooperativa Limitada de Tamberos «El Molino» (exclusión)
Nº 483 Cooperativa de Tamberos «San Antonio» Limitada (exclusión)
Nº 018 Cooperativa de Tamberos Unidos de «Monigotes» Limitada (desafiliación)
Nº 058 Cooperativa Tambera «Cinco Estrellas» Limitada (desafiliación)
Nº 085 Cooperativa de Tamberos Limitada «Concepción» (desafiliación)
Nº 098 Cooperativa de Tamberos «Sadil» Limitada (desafiliación)
Nº 267 Soc. Cooperativa de Tamberos «Huanchilla» Limitada (desafiliación)
Nº 374 Coop. Tamb. Agric.-Gan. «La Danesa» de Adelia María Ltda. (desafiliación)

Asociadas al 30-06-01	Ingresos	Egresos	Asociadas al 30-06-02
84	-	8	76

MATERIA PRIMA RECIBIDA DE COOPERATIVAS ASOCIADAS

Los datos referidos a la grasa butirosa de la producción recibida de nuestras asociadas durante el ejercicio se reseñan en la información que se expone seguidamente:


LITROS DE LECHE RECIBIDOS DE COOPERATIVAS (por Ejercicios)
Millones
2.000
1.600
1.200
800
400
0
1 5 10 15 20 25 30 35 40 45 50 51 52 53 54 55 56 57 58 59 60 61 62

SanCor Cooperativas Unidas Limitada


SanCor
VIDA
Yogur entero

EVOLUCION DEL PRECIO TOTAL DE LA PRODUCCION *(Ejercicio 2001-2002)*


0,36
0,30
0,24
0,18
0,12
0,06
0
$/litros de leche
Jul. 01
Ago.
Sep.
Oct.
Nov.
Dic.
Ene. 02
Feb.
Mar.
Abr.
May.
Jun.

DETALLE DE LA PRODUCCION RECIBIDA DE COOPERATIVAS ASOCIADAS

Meses	Litros de leche	Tenor graso	Tenor proteico
Julio 2001	131.745.155	3,63	3,30
Agosto	139.005.723	3,57	3,23
Setiembre	140.963.489	3,53	3,25
Octubre	144.486.350	3,51	3,23
Noviembre	135.137.832	3,45	3,18
Diciembre	131.731.419	3,47	3,19
Enero 2002	122.037.476	3,48	3,19
Febrero	104.434.857	3,56	3,23
Marzo	100.287.490	3,64	3,19
Abril	94.345.976	3,79	3,28
Mayo	99.199.620	3,71	3,27
Junio	101.763.675	3,66	3,31
Total	**1.445.139.062**	**3,57**	**3,23**

DETALLE DE LOS IMPORTES ABONADOS A COOPERATIVAS ASOCIADAS POR LA PRODUCCION RECIBIDA (EN PESOS)

Meses	Precio total litro de leche	Importes totales abonados (miles)
Julio 2001	0,1687	22.223.742
Agosto	0,1562	21.710.945
Setiembre	0,1516	21.374.558
Octubre	0,1435	20.737.994
Noviembre	0,1407	19.008.165
Diciembre	0,1426	18.780.017
Enero 2002	0,1425	17.391.288
Febrero	0,1561	16.307.209
Marzo	0,1920	19.256.492
Abril	0,2485	23.448.126
Mayo	0,2934	29.105.407
Junio	0,3120	31.753.654
Total	**0,1807**	**261.097.598**


SanCor
ViDA

OPERACIONES CON NO ASOCIADOS

Al igual que en ejercicios anteriores, se ha continuado con la recepción de materia prima y productos elaborados prevenientes de no asociados.
Los volúmenes recibidos e importes abonados son los que se detallan a continuación:

	Volúmenes (en kgs.)	Importes (en $)
Productos lácteos	1.880.814	6.717.383
Productos no lácteos	1.984.272	2.527.342

En el transcurso del ejercicio se han operado los siguientes sistemas de consignación:

- Chacinados, carne vacuna y derivados elaborados por Sodecar S.A. por 6.832.215 kgs. y un monto de $ 40.205.505.
- Por la venta de lácteos elaborados por Establecimientos Lácteos San Marco S.A., 48.668 kgs., y un monto de $ 181.791.

BIENES DE USO

En el período comentado, los rubros que componen el activo mayoritario de SanCor, sus bienes de uso, han registrado los siguientes movimientos globales:

Movimientos	Importes (en $)
Incorporaciones	173.127.060
Bajas por ventas y causas diversas	5.115.029
Amortizaciones	46.490.145


BIENES DE USO
5,0%
42,1%
Maquinarias
Inmuebles
Obras en curso
Otros
0,3%
52,6%
Valor Residual: 670,76

ACTIVOS GRAVADOS CON DERECHOS REALES

Al 30 de junio de 2002, esta entidad de segundo grado mantenía deudas garantizadas por un monto de $ 506.830.890, comprendiendo las siguientes operaciones y tipos de garantías:

A- Créditos con garantías prendarias

▪ <u>Sobre maquinarias y equipos</u> ABN-Amro Bank	$	11.590.000
▪ <u>Sobre Mercaderías</u> Banco de la Nación Argentina	$	53.952.296

B- Créditos con garantías hipotecarias y prendarias

▪ I.F.C. (International Finance Corp-USA)	$	109.250.000
▪ Banco Rio de la Plata S.A. Obligaciones Negociables	$	331.420.800

COMPRAS Y VENTAS DE INMUEBLES

Compras

- Incorporación en concepto de «dación en pago» de un inmueble gravado con hipoteca en favor de SanCor, ubicado en San Miguel de Tucumán, sobre calle Corrientes Nº 567, con una superficie de 512 m², entregado por un ex cliente en cancelación de la deuda que mantenía con nuestra entidad. Recibido en la suma de $ 110.000,00.

- Incorporación en concepto de «dación en pago» como cancelación de la deuda que mantiene un cliente, por la suma de $ 242.752,00, de los siguientes inmuebles ubicados en Santo Tomé (provincia de Santa Fe), gravados con hipoteca en favor de SanCor: 1) Depósito-galpón de aproximadamente 280 m², con oficina principal, baños y demás dependencias, con todos los servicios y en muy buena ubicación; 2) dos fracciones de terrenos adyacentes, de 277 m² y 321 m² aproximadamente.

- Incorporación de una casa habitación en regular estado, gravada con hipoteca en favor de SanCor, sobre un lote de 300 m² en calle Necochea de la ciudad de Santa Fe. Recibida

como «dación en pago» en $ 50.000,00 liberando la hipoteca existente sobre la misma en favor de nuestra entidad.

Ventas

- Venta de una casa-habitación que era utilizada por el Jefe de la Unidad Operacional Gálvez, ubicada en Av. 25 de Mayo Nº 752 de esa ciudad. La operación se concretó en la suma de $ 53.000,00 al contado, habiéndola comprado el Sr. Roberto Foglia.

- Venta de un inmueble de 512 m² de superficie, ubicado en la ciudad de San Miguel de Tucumán, al Sr. Juan Carlos Díaz y otros, en la suma de $ 120.462,50. Operación realizada de contado.

- Venta al Sr. Rafael Marcelo Verrico de un inmueble en regular estado de conservación, ubicado en la ciudad de Santa Fe, sobre un lote de 300 m² de superficie, en la suma de $ 37.000,00 pagados de contado.

ARTICULOS 67º Y 78º DE LA LEY 20.337

Según lo establecido por nuestra última asamblea general ordinaria de asociadas, realizada el 28 de setiembre de 2001, se cumplimentaron dichos aspectos normativos en función de los parámetros autorizados.

FONDOS

Fondo de Acción Asistencial y Laboral o para Estímulo del Personal: Como en períodos anteriores, este fondo, conforme lo determina el artículo 42º inciso 2º de la ley 20.337, fue utilizado para subsidiar actos médicos altamente calificados y otorgar préstamos al personal, según lo establecido en la reglamentación vigente para tales efectos.

Ingresos y egresos extra explotación (en pesos)

Ingresos	$	1.590.510
Egresos	$	(25.709.111)
Total de otros ingresos y egresos	$	(24.118.601)


yogs
SanCor

EVOLUCION DE LAS EMPRESAS CONTROLADAS

Durante el ejercicio se prosiguió con las acciones destinadas a concentrar los recursos en el negocio principal, procediéndose a la desvinculación de participación en sociedades y perfeccionamiento de las operaciones en aquellas vinculadas con el objeto social principal de nuestra cooperativa.

«Amplicampo» Inversora Sociedad Anónima

Esta Sociedad, enmarcada estratégicamente en el proceso de reestructuración de nuestra participación en sociedades, continuó involucrándose y operando con cada una de las entidades, con el fin de desafectar la participación directa de SanCor Cooperativas Unidas Limitada en cada una de ellas.

En el presente ejercicio y como resultado de estas acciones, se completó la desvinculación de la cooperativa en: Unidos S.A. AFJP, Trayectoria C.S.V. S.A., SanCor Seguros de Retiro S.A., Patrulla S.A., SanCor Medicina Privada S.A. , Prevención ART S.A. y la disolución de Tranlac S.A. A la vez, se continuó apoyando el proceso de reconversión en Integral Insumos S.C. y Aproagro S.A.

«Sodecar» Sociedad Anónima

En el período se registró una caída importante en la venta de chacinados, del 19% con respecto al año anterior, debido al cambio en la política económica del país a partir de diciembre de 2001, que provocó un aumento en los precios de los productos, por la alta participación de componentes importados, y afectó el consumo interno. La comercialización de carnes de consumo en el mercado interno sintió el mismo efecto de baja en los volúmenes, pero en menor medida, ya que la variación de precios no fue tan pronunciada como la de los chacinados. A partir de marzo de 2002, se reinició la exportación de carnes al concretarse la apertura de los mercados externos. El cupo asignado de cuota Hilton para el período 2001-2002 se completó con buenos resultados.

El ejercicio finalizado muestra un desfase económico y una situación financiera ajustada, originada en los cambios ocurridos en el país, que nos obligaron a suspender las inversiones proyectadas y redefinir la estrategia comercial en el mercado interno.

«AproAgro» Sociedad Anónima

La empresa intensificó en este ejercicio la comercialización de insumos agropecuarios y la prestación de servicios a través de su División Informática, incorporando nuevos usuarios y clientes. Las dificultades ocasionadas por la difícil situación económico-financiera del país provocaron, en algunos meses del ejercicio, una retracción tanto en las compras como en las ventas, tendencia que comenzó a regularizarse a fines del ejercicio.

Los objetivos para el próximo ejercicio económico son mantener el actual nivel de ventas, con incrementos en algunas operaciones específicas, y tratar de llegar al productor tambero con insumos y servicios al menor costo posible mejorando los actuales plazos de pago. Además, ampliar la operatoria comercial aumentando la modalidad de consignación de insumos e incorporando nuevos productos a la misma.

«Integral Insumos» Sociedad Colectiva

En esta empresa se continuó con la administración de los activos, lográndose una realización constante y/o la transferencia de los mismos a las entidades continuadoras de las actividades de aprovisionamiento de insumos agropecuarios y de informática. Asimismo se intensificó la acción de cobranzas y se prosiguió con la política de reducción de deudas financieras. A comienzos de año, sus tenencias en semillas de alfalfa fueron utilizadas para concretar nuestra decisión de distribuir las mismas a precios y modos de pago sumamente convenientes para los productores.

«Arla Foods Ingredients» Sociedad Anónima

Los cambios en la situación general del país a comienzos del año obligaron a afrontar un perjuicio económico para el proyecto, debido a la forzada pesificación de los impuestos adelantados para la inversión y al incumplimiento en los plazos de entrega de algunos contratistas.

A pesar de ello, durante el transcurso de este segundo ejercicio se concluyeron con todo éxito la casi totalidad de las obras comprometidas para la construcción de la planta procesadora, que ya se encuentra habilitada y desarrollando programas de producción.

La empresa, durante esta nueva etapa que se inicia, volcará todos sus esfuerzos en el desarrollo y aceptación de sus productos por parte del mercado mundial.

«El Hornero» Sociedad Colectiva

El movimiento principal corresponde al realizado por su controlada Establecimientos Lácteos San Marco Sociedad Anónima, que consolidó su actividad propia y la ejecutada a través del convenio con la sociedad Cooperativa de Tamberos Zona de Rosario Limitada. Asimismo, siguió participando como socio minoritario en otras sociedades del Grupo Cooperativo SanCor.

«SanCor Do Brasil» Produtos Alimenticios Limitada

Las asimetrías en orden cambiario mantenidas hasta la devaluación del peso argentino y las modificaciones en la relación peso-real posteriores, determinaron variaciones en el flujo de los negocios.

Durante el transcurso del 2002 los volúmenes y facturaciones se incrementaron a partir de la política exportadora implementada en nuestro país.

Resultado de la participación en Sociedades

De la participación en el capital de distintas sociedades, de diferente naturaleza jurídica, con las que nuestra cooperativa comparte intereses comunes –estén controladas o no por la misma– se obtuvo un resultado deficitario ajustado de $ 26.349.343.



Inversión total: 69,40
Millones de $
40
35
30
25
20
15
10
5
0
38,05
11,29
10,91
9,09
0,06
AFISA S.A.
Amplicampo S.A.
Sodecar S.A.
El Hornero S.C.
Otras

PERSPECTIVAS DE LA EMPRESA

El panorama para el ejercicio económico que se inicia anticipa dificultades por superar, debido a que son muchos los factores que inciden en la actividad y su evolución está sujeta a la de cuestiones ajenas al ámbito de la cooperativa.

No obstante, una clara estrategia empresarial –centrada en nuestro negocio principal– y el enfoque solidario con el que siempre hemos ido avanzando, harán que enfrentemos las dificultades con temple firme y sereno.

Adaptarnos a las exigencias de la crítica situación que estamos viviendo no implica resignar los grandes objetivos que constituyen la razón de ser y el sentido de la cooperativa. Calidad, integración, función social, son algunos de los aspectos en los que seguiremos trabajando intensamente.

Desde diversos ámbitos, se comparte la visión de que, por lo menos en el corto y mediano plazo, las exportaciones marcarán el ritmo de la economía. Las empresas exportadoras, por tanto, están llamadas a cumplir un rol fundamental en el encauzamiento y el crecimiento de la Argentina.
Nuestra cooperativa ha asumido, desde sus inicios, un marcado perfil en ese sentido, que ahora, ante las nuevas condiciones macroeconómicas favorables para la colocación de los productos nacionales en el exterior, se ha visto potenciado.

A fin de poder aprovechar la actual coyuntura económica, SanCor avanzará en las gestiones iniciadas junto a organismos internacionales, que contribuirán a afianzar la inserción de sus productos en el nivel mundial y obtener mejores niveles de rentabilidad. Con el mismo objetivo, se recurrirá a fuentes alternativas de financiamiento, de persistir las limitaciones ocasionadas por la falta de crédito.

A la vez, atendiendo los requerimientos del mercado interno, que tendrá una leve recuperación, según las estimaciones, se impulsarán acciones acordes con la realidad y que satisfagan las necesidades de los consumidores.

Las perspectivas plantean oportunidades y desafíos en forma simultánea, que sólo se transformarán en posibilidades de crecimiento en la medida que quienes formamos parte de esta cooperativa aceptemos la responsabilidad conjunta de asumir el protagonismo en la búsqueda de una lechería más justa y beneficiosa para todos.

PALABRAS FINALES

En términos generales, mediante una breve reseña hemos tratado de comentar diversos hechos y aspectos que han sido considerados como de mayor relevancia en la cooperativa y que, en definitiva, conformaron el quehacer de esta entidad de segundo grado en su ejercicio económico concluido el 30 de junio de 2002.

Como en los años anteriores, expresamos nuestro agradecimiento a los directivos, productores, asociados y personal de las cooperativas adheridas, extensivo a sus familiares. A la vez, hacemos partícipes de ese reconocimiento a todos quienes apoyaron las distintas tareas llevadas a cabo diariamente en SanCor Cooperativas Unidas Limitada.

En realidad, no obstante las múltiples dificultades que tuvimos que afrontar ante la preocupante crisis nacional, hemos tratado de proseguir con políticas y planes de trabajo que redunden en favor de los procesos de readecuación de las estructuras operativas de la cooperativa, frente a la demanda del mundo globalizado que integramos.

Debemos también destacar las relaciones mantenidas con diversas entidades, tales como: Asociación Mutual SanCor, Federación de Centros Juveniles Agrarios Cooperativistas Zona SanCor, Fundación SanCor, Unidos S.A. Administradora de Fondos de Jubilaciones y Pensiones, Sancor Cooperativa de Seguros Limitada, Confederación Intercooperativa Agropecuaria Cooperativa Limitada, Junta Intercooperativa de Productores de Leche, Centro de la Industria Lechera, y Unión Industrial Argentina. En lo concerniente a las sociedades controladas, seguimos trabajando con la premisa de tratar de que cada una de ellas logre –independientemente de cubrir sus objetivos– resultados beneficiosos para las cooperativas adheridas y sus asociados.

Al propio tiempo, merece consignarse la colaboración del personal de la cooperativa, y la que nos brindaron distintas instituciones crediticias, organismos oficiales –nacionales y provinciales– concesionarios, clientes, proveedores, consumidores de nuestros productos, transportistas, y periodismo en general.

Resta señalar que tanto directivos como funcionarios, mediante la gestión diaria, fuimos tratando de conseguir resultados que fortalezcan el protagonismo de nuestras asociadas y de los productores que las integran.

Cordialmente.

Sunchales (Santa Fe), 6 de septiembre de 2002.

EMILIO GERARDO WALTER
Secretario

MIGUEL OMAR ALTUNA
Presidente



estados contables

estados contables
ejercicio 2001 - 2002

Planilla de Datos Estadísticos

(Expresado en Pesos - Nota 1)

DENOMINACION DE LA COOPERATIVA:	SanCor Cooperativas Unidas Limitada.
ACTIVIDAD PRINCIPAL:	Elaboración y Comercialización de Productos Lácteos.
MATRICULA:	I.N.A.E.S. Nro. 772.
DOMICILIO:	Tte. Gral. Richieri Nro. 15 - Sunchales (Santa Fe).
EJERCICIO CERRADO EL:	30 de junio de 2002.
NUMERO DE ASOCIADOS:	76 Cooperativas.
CAPITAL SUSCRIPTO:	258.030.770
CAPITAL INTEGRADO:	100.288.517
RESERVAS LEGAL:	2.502.034
RESERVA REVALUO TECNICO:	194.806.926
RESULTADO:	(211.509.604)
VENTAS :	Manteca: 73.135.981 Cremas Heladas: 3.207.924 Quesos: 316.095.096 Dulce de Leche: 28.963.540 Leche Pasteurizada: 99.498.643 Crema Pasteurizada: 53.519.692 Yogur: 60.457.883 *Suero de Queso en Polvo*: 4.446.652 Mayonesa y Salsa Golf: 6.102.521 Jugos: 847.819 Leche en Polvo: 252.293.668 Leche U.A.T Blanca: 213.789.277 Flanes y Postres: 9.437.581 Leche Fluida: 6.303.763 Leche U.A.T. Saborizada: 5.177.804 Diversos: 5.610.673
DENOMINACION DE LA ENTIDAD COOPERATIVA DE GRADO SUPERIOR A LA QUE SE ENCUENTRA ASOCIADA:	CONINAGRO.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Situación Patrimonial Consolidado

Al 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 5)

ACTIVO		2002	2001
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		7.063.996	24.338.358
INVERSIONES			
Bancarias, Títulos y Acciones		1.228.747	6.090.635
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	84.770.240		
Deudores por Ventas	76.145.502		
Deudores en Gestión Judicial	22.502.603		
Deudores en Gestión Judicial con Gtía Hip.	9.992.888		
Menos:			
Intereses Implícitos en Créditos	1.379.993		
Previsión para Cuentas Incobrables	39.980.813	152.050.427	256.058.020
Otros Créditos			
Deudores Diversos	48.709.062		
Préstamos a Cooperativas	1.146.664		
Menos:			
Previsión para Cuentas Incobrables	3.780.514	46.075.212	121.019.316
BIENES DE CAMBIO			
Mercaderías	106.342.789		
Producción en Proceso	3.662.968		
Almacenes	29.652.425		
Ordenes a Facturar	6.329		
Menos:			
Previsión para Obsolescencia	1.700.000	137.964.511	200.359.577
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		18.722.690	26.793.296
TOTAL ACTIVO CORRIENTE		363.105.583	634.659.202
ACTIVO NO CORRIENTE			
CREDITOS			
Créditos por Ventas		2.494.759	7.516.215
Otros Créditos			
Deudores Diversos	10.805.661		
Préstamos a Cooperativas	89.907		
Menos:			
Previsión para Cuentas Incobrables	512.806	10.382.762	22.297.319
BIENES DE CAMBIO			
Almacenes		-	1.500.868
INVERSIONES			
Acciones, Títulos y Cuotas Sociales		67.048.415	91.145.447
BIENES DE USO			
Valor de Origen	1.234.249.975		
Menos:			
Depreciaciones Acumuladas	526.726.814	707.523.161	590.052.707
OTROS ACTIVOS			
Envases		15.165.210	20.602.791
BIENES INMATERIALES			
Marcas de Fábrica	12.066.180		
Llave de Negocio	3.432.784		
Menos:			
Amortizaciones Acumuladas	5.598.058	9.900.906	10.791.347
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		8.916.599	22.595.144
TOTAL ACTIVO NO CORRIENTE		821.431.812	766.501.838
TOTAL DEL ACTIVO		1.184.537.395	1.401.161.040

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

MIGUEL OMAR ALTUNA	EMILIO GERARDO WALTER	ALBERTO EDUARDO SANCHEZ
Presidente	Secretario	Tesorero

PASIVO		2002	2001
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	87.879.539		
Cooperativas	112.155.814		
Proveedores del Exterior	17.860.548		
Intereses Implícitos en Deudas	(992.278)	216.903.623	274.951.418
Financieras			
Acreedores Bancarios	160.979.378		
Intereses a Pagar	13.089.418		
Obligaciones Negociables	103.246.000	277.314.796	208.602.228
Otras Deudas			
Acreedores Diversos	2.642.451		
Remuneraciones y Cargas Soc. a Pagar	14.039.113		
Régimen de Retiro Anticipado	3.502.335		
Gastos a Pagar	1.040.178		
Impuestos a Pagar	6.155.323	27.379.400	96.061.914
PREVISIONES		-	3.639
TOTAL PASIVO CORRIENTE		521.597.819	579.619.199
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		2.806.780	4.739.566
Financieras			
Acreedores Bancarios	100.410.804		
Obligaciones Negociables	228.174.800	328.585.604	233.726.745
Otras Deudas			
Acreedores Diversos	237.892		
Remuneraciones y Cargas Soc. a Pagar	360.470		
Régimen de Retiro Anticipado	4.557.747	5.156.109	18.616.364
PREVISIONES		9.400.939	16.020.213
TOTAL PASIVO NO CORRIENTE		345.949.432	273.102.888
TOTAL DEL PASIVO		867.547.251	852.722.087
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS		11.751.699	17.306.344
SUBTOTAL		879.298.950	870.028.431
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	258.030.770		
Asociados Suscriptores	(157.742.253)		
	100.288.517		
Ajuste del Capital	120.644.359		
Ajuste Global del Pat. Coop. Neto	89.245.630	310.178.506	316.946.729
RESERVAS Y FONDOS			
Reserva Legal	2.502.034		
Fondo para Acción Asistencial y Laboral	2.957		
Reserva Especial (Art.42 Ley 20.337)	36.253.136		
Reserva por Rev. Tec. de Bienes de Uso	194.806.926	233.565.053	255.901.615
RESULTADOS NO ASIGNADOS			
Del Ejercicio		(211.509.604)	(32.132.924)
Del Ejercicio Anterior		(26.995.510)	(9.582.811)
TOTAL PATRIMONIO NETO		305.238.445	531.132.609
TOTAL IGUAL AL ACTIVO		1.184.537.395	1.401.161.040

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

Firmado a efectos de su identificación con
nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Resultados Consolidado

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 5)

RUBROS	2002	2001
VENTAS		
Ventas Brutas	1.256.377.493	1.473.602.602
Menos:		
Intereses Implícitos en Ventas	19.238.396	18.951.006
Bonificaciones e Impuestos	62.205.376	53.991.358
VENTAS NETAS	1.174.933.721	1.400.660.238
COSTO DE VENTAS		
Existencia Inicial	163.563.861	173.100.080
Más		
Compras y Gastos de Fabricación	862.656.716	1.085.903.994
Menos:		
Existencia Final	106.342.789	163.563.861
Intereses Implícitos en Compras	31.705.708	26.584.040
SUBTOTAL DE COSTO	888.172.080	1.068.856.173
RESULTADO BRUTO	286.761.641	331.804.065
Menos (Más):		
Gastos de Comercialización	235.405.804	241.671.618
Gastos de Administración	31.237.775	42.804.450
Resultados Financieros		
- Generados por Activos	185.542.385	(15.896.813)
- Generados por Pasivos	(32.864.493)	108.040.293
Impuesto a los Débitos y Créditos Bancarios	7.221.115	-
Otros Gastos No Ordinarios	30.634.269	-
Fondo Promoción Cooperativo	-	4.847.433
PERDIDA OPERATIVA	(170.415.214)	(49.662.916)
RESULTADO INV.PERMANENTES	(153.399)	1.404.627
OTROS (EGRESOS) INGRESOS NETO	(45.095.803)	17.151.128
IMPUESTO A LAS GANANCIAS	(748.177)	(853.524)
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	4.902.989	(172.239)
PERDIDA NETA DEL EJERCICIO	(211.509.604)	(32.132.924)

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

Estado de Origen y Aplicación de Fondos (1) Consolidado

Al 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 5)

CONCEPTOS	2002	2001
Fondos al Inicio del ejercicio	30.428.993	27.757.204
(Disminución) Aumento neto de fondos	(22.136.250)	2.671.789
Fondos al Cierre del ejercicio	8.292.743	30.428.993
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	1.224.071.126	1.446.350.277
Menos/(Más):		
Compras y Gastos de Fabricación	858.227.110	933.844.905
Gastos de Comercialización	242.110.024	216.689.865
Gastos de Administración	35.099.035	45.244.502
Resultados Financieros (2)	148.992.704	92.238.389
Impuesto a los débitos y créditos bancarios	7.221.115	-
Otros egresos (ingresos) - neto	37.608.415	(6.102.793)
Otros Gastos no ordinarios	30.634.269	-
(Disminución) Aumento de Fondos originados en las operaciones	(135.821.546)	164.435.409
Otras causas de orígenes de fondos		
Disminución de Inversiones Permanentes	40.041.267	-
Disminución de otros créditos	63.700.751	-
Disminución cargos diferidos y otros activos	28.194.499	-
Aumento de otras deudas	-	43.033.194
Total de orígenes de fondos	(3.885.029)	207.468.603
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso (2) (3)	14.113.320	29.566.020
Aumento de Inversiones Permanentes (4)	-	55.770.597
Aumento de otros créditos	-	29.098.489
Aumento de cargos diferidos y otros activos	-	13.303.919
Movimiento de Cooperativas	239.485	3.523.403
Disminución de deudas financieras	2.237.402	73.534.384
Disminución de otras deudas	1.661.014	-
Total de aplicaciones de fondos	18.251.221	204.796.814
(Disminución) Aumento neto de fondos	(22.136.250)	2.671.789

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre de cada ejercicio.
(2) Netos de aumentos por 1.281.054 (2001) financiados con pasivos comerciales
(3) Al 30 *de junio de 2002 neto de diferencias de cambio activadas por 162.121.000 (ver nota 2.5.)*
(4) Neto de aumentos por 17.165.623 financiados al 30 de junio de 2001 con otras deudas

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
AL 30 DE JUNIO DE 2002 COMPARATIVAS CON EL EJERCICIO ANTERIOR
(Importes expresados en pesos - Nota 5)

1. BASES DE PREPARACION

Los Estados Contables Consolidados de SanCor Cooperativas Unidas Limitada, al 30 de junio de 2002 y 2001, han sido elaborados en base al método establecido en la Resolución Técnica Nº 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

Dicho método se aplicó a las entidades en que SanCor Cooperativas Unidas Limitada tiene, directa o indirectamente, el control societario. La participación de capital en las mismas está valuada, en los Estados Contables de la Controlante, según el método del Valor Patrimonial Proporcional (Resolución Técnica Nº 5 de la Federación de Consejos Profesionales de Ciencias Económicas).

La consolidación se ha efectuado línea por línea según lo especificado en la Resolución Técnica Nº 4.

2. ENTIDADES OBJETO DE LA CONSOLIDACION

Las entidades que se consolidan son:

ENTIDAD	DOMICILIO	FECHA DE CIERRE DE EJERCICIO	PARTICIPACION DIRECTA EN EL CAPITAL	PARTICIPACION DIRECTA E INDIRECTA EN EL CAPITAL
El Hornero S.C.	Sunchales (Santa Fe)	30 de junio	99,500 %	99,500 %
Coop Publicidad S.C.	Sunchales (Santa Fe)	30 de junio	90,000 %	99,950 %
Amplicampo Inversora S.A.	Sunchales (Santa Fe)	31 de diciembre	95,000 %	95,000 %
SanCor do Brasil S.R.L.	San Pablo (Brasil)	31 de diciembre	92,000 %	99,960 %
Integral Insumos S.C.	Sunchales (Santa Fe)	30 de junio	98,000 %	99,990 %
SanCor México S.R.L.	México D.F.	30 de junio	95,000 %	99,975 %
Sodecar S.A.	Capital Federal	30 de junio	50,000 %	77,403 %
San Marco S.A.	Córdoba (Córdoba)	30 de junio	-	99,505 %
Nobleplus S.A.	Montevideo (Uruguay)	30 de junio	-	99,980 %
Aproagro S.A.	Capital Federal	30 de junio	-	95,000 %
SanCor Dairy Corporation	Maimi (USA)	30 de junio	100,000 %	100,000 %

En las sociedades controladas en las que la fecha de cierre del ejercicio económico difiere de la Controlante, se han confeccionado Estados Contables Especiales al 30 de junio de 2002 y 2001. La Sociedad Controlada, «SanCor México» S.R.L. de Capital Variable, no ha sido consolidada por la escasa significación de su patrimonio, además de no haber iniciado sus operaciones.

3. CRITERIOS DE VALUACION

Los estados contables de las sociedades controladas han sido confeccionados sobre la base de criterios similares a los aplicados por la sociedad controlante para la elaboración de sus estados contables.

4. INTEGRAL INSUMOS S.C. - CESION DE CREDITOS

La sociedad cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2002 ascendía a 13.353.846, asumiendo sobre ellos la garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en los próximos dos ejercicios, de acuerdo con los siguientes porcentajes: 63,20% y 36,80%, respectivamente.

5. NOTAS CORRESPONDIENTES A LOS ESTADOS CONTABLES DE SANCOR COOPERATIVAS UNIDAS LIMITADA APLICABLES AL ENTE CONSOLIDADO

Las notas 1 a 3, 5, 7, 8 y 9 a 14, adjuntas a los estados contables básicos de SanCor Cooperativas Unidas Limitada, son aplicables a estos estados contables consolidados.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Situación Patrimonial

Al 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1)

ACTIVO		2002	2001
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		312.584	18.232.928
INVERSIONES			
Bancarias ,Títulos y Acciones		956.975	4.621.721
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	84.998.989		
Deudores por Ventas	68.876.377		
Deudores en Gestión Judicial	20.827.020		
Deudores en Gestión Judicial con Gtía. Hip.	9.992.888		
Menos:			
Intereses Implícitos en Créditos	1.077.121		
Previsión para Cuentas Incobrables	27.765.882	155.852.271	225.422.831
Otros Créditos			
Deudores Diversos	53.348.073		
Préstamos a Cooperativas	1.146.664		
Menos:			
Previsión para Cuentas Incobrables	3.780.514	50.714.223	107.255.772
BIENES DE CAMBIO			
Productos Terminados	83.698.083		
Producción en Proceso	1.657.415		
Almacenes	28.358.413		
Ordenes a Facturar	6.329		
Menos:			
Previsión para Obsolescencia	1.700.000	112.020.240	161.941.636
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		9.158.273	22.905.174
TOTAL ACTIVO CORRIENTE		329.014.566	540.380.062
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	51.190.730		
Préstamos a Cooperativas	89.907		
Menos:			
Previsión para Cuentas Incobrables	512.806	50.767.831	99.956.320
BIENES DE CAMBIO			
Almacenes		-	1.500.868
INVERSIONES			
Bancarias, Acciones, Títulos y Cuotas Sociales		83.836.174	77.662.588
BIENES DE USO			
Valor de Origen	1.182.618.187		
Menos:			
Depreciaciones Acumuladas	511.862.707	670.755.480	549.233.594
OTROS ACTIVOS			
Envases		15.165.210	20.602.791
BIENES INMATERIALES			
Marcas de Fábrica	4.023.965		
Menos:			
Amortizaciones Acumuladas	2.244.814	1.779.151	1.411.840
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		6.133.332	6.685.587
TOTAL ACTIVO NO CORRIENTE		828.437.178	757.053.588
TOTAL DEL ACTIVO		1.157.451.744	1.297.433.650

Las notas 1 a 14, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

CAPITAL SUSCRIPTO	258.030.770
CAPITAL INTEGRADO	100.288.517
CAPITAL A INTEGRAR	157.742.253

PASIVO		2002	2001
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	76.797.568		
Cooperativas	113.486.442		
Proveedores del Exterior	13.330.073		
Intereses Implícitos en Deudas	(921.355)	202.692.728	254.957.880
Financieras			
Acreedores Bancarios	151.443.612		
Intereses a Pagar	13.089.418		
Obligaciones Negociables	103.246.000	267.779.030	194.029.547
Otras Deudas			
Acreedores Diversos	12.636.652		
Remuneraciones y Cargas Soc. a Pagar	12.975.565		
Régimen de Retiro Anticipado	3.502.335		
Gastos a Pagar	1.040.178		
Impuestos a Pagar	4.665.771		
Otros Pasivos por Inversiones	2.630.363	37.450.864	62.609.475
TOTAL PASIVO CORRIENTE		507.922.622	511.596.902
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		2.806.780	4.599.800
Financieras			
Acreedores Bancarios	99.427.145		
Obligaciones Negociables	228.174.800	327.601.945	226.039.103
Otras Deudas			
Acreedores Diversos	9.600		
Remuneraciones y Cargas Soc. a Pagar	345.459		
Régimen de Retiro Anticipado	4.557.747	4.912.806	8.581.223
PREVISIONES		8.969.146	15.484.013
TOTAL PASIVO NO CORRIENTE		344.290.677	254.704.139
TOTAL DEL PASIVO		852.213.299	766.301.041
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	258.030.770		
Asociados Suscriptores	(157.742.253)		
	100.288.517		
Ajuste del Capital	120.644.359		
Ajuste Global del Pat. Coop. Neto	89.245.630	310.178.506	316.946.729
RESERVAS Y FONDOS			
Reserva Legal	2.502.034		
Fondo para Acción Asist. y Laboral	2.957		
Reserva Especial (art. 42 Ley 20.337)	36.253.136		
Reserva por Rev.Tec. de Bienes de Uso	194.806.926	233.565.053	255.901.615
RESULTADOS NO ASIGNADOS			
Del Período		(211.509.604)	(32.132.924)
De Ejercicios Anteriores		(26.995.510)	(9.582.811)
TOTAL PATRIMONIO NETO		305.238.445	531.132.609
PASIVO MAS PATRIMONIO COOPERATIVO NETO		1.157.451.744	1.297.433.650
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		922.655	2.134.365
PROVEEDORES VARIOS - Insumos Rec. en Consignación		-	647.912
SAN MARCO-Mercadería Recibida en Consignación		129	-
TOTAL DE LAS CUENTAS DE ORDEN		922.784	2.782.277

Las notas 1 a 14, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación con
nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Resultados

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1)

RUBROS	2002 RUBROS DE EXPLOTACION	2002 OPERACIONES CON NO ASOCIADOS	2002 TOTALES	2001 TOTALES
VENTAS				
Ventas Brutas	1.132.670.130	6.218.387	1.138.888.517	
Menos:				
Intereses Implícitos en Ventas	18.866.192	100.957	18.967.149	
Bonificaciones e Impuestos	52.803.170	109.428	52.912.598	
VENTAS NETAS	1.061.000.768	6.008.002	1.067.008.770	1.266.825.791
COSTO DE VENTAS				
Existencia Inicial	122.313.655	2.833.359	125.147.014	
Más:				
Compras y Gastos de Fabricación	790.614.648	6.329.564	796.944.212	
Menos:				
Existencia Final	80.423.564	3.274.519	83.698.083	
Intereses Implícitos en Compras	30.477.915	1.042.084	31.519.999	
SUB TOTAL DE COSTO	802.026.824	4.846.320	806.873.144	954.785.066
RESULTADO BRUTO	258.973.944	1.161.682	260.135.626	312.040.725
Menos (Más):				
Gastos de Comercialización	207.433.374	90.746	207.524.120	217.403.157
Gastos de Administración	21.639.622	128.857	21.768.479	32.777.907
Resultados Financieros				
- Generados por Activos	131.807.643	481.113	132.288.756	(16.780.876)
- Generados por Pasivos	20.638.680	1.101.867	21.740.547	92.835.555
Impuesto al Débito y Crédito Bancario	7.181.687	39.428	7.221.115	-
Otros Gastos No Ordinarios	30.467.004	167.265	30.634.269	-
Fondo Promoción Cooperativo	-	-	-	4.847.433
PERDIDA OPERATIVA	(160.194.066)	(847.594)	(161.041.660)	(19.042.451)
RESULTADO INV.PERMANENTES			(26.349.343)	(20.847.643)
OTROS (EGRESOS) INGRESOS NETO (Nota 8)			(24.118.601)	7.757.170
PERDIDA NETA DEL EJERCICIO			(211.509.604)	(32.132.924)

Las notas 1 a 14, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Evolución del Patrimonio Cooperativo Neto

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS						
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIP-TORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP. NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART. 42 LEY 20337	RESERVA REVALUO TECNICO	RESULTADOS NO ASIGNADOS	TOTAL 2002	TOTAL 2001
Saldos al Inicio del Ejercicio	128.942.747	(22.798.913)	121.557.265	89.245.630	316.946.729	2.502.034	5.595	45.425.336	207.968.650	(14.720.225)	558.128.119	563.543.335
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-		-	(26.995.510)	(26.995.510)	(20.351.756)
Saldos al Inicio del Ejercicio Ajustados	128.942.747	(22.798.913)	121.557.265	89.245.630	316.946.729	2.502.034	5.595	45.425.336	207.968.650	(41.715.735)	531.132.609	543.191.579
Disposición según Asamblea 28-09-01:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(14.720.225)	-	14.720.225	-	-
Reintegro Anticipo Integración de Capital	-	-	-	-	-	-	-	-	-	-	-	(3.701.266)
Retiro de Cooperativas	(8.050.371)	1.832.326	(551.174)	-	(6.769.219)	-	-	5.548.025	-	-	(1.221.194)	(3.638.259)
Integración de Cooperativas	-	864.065	117.645	-	981.710	-	-	-	-	-	981.710	177.863
Compromisos de Integración no efectivizados (Nota 12)	-	(501.337)	(479.377)	-	(980.714)	-	-	-	-	-	(980.714)	44.657.852
Movimiento de Cooperativas	137.138.394	(137.138.394)	-	-	-	-	-	-	-	-	-	-
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Ejercicio	-	-	-	-	-	-	-	-	(13.161.724)	-	(13.161.724)	(17.422.609)
Movimiento Fondo Acción Social	-	-	-	-	-	-	(2.638)	-	-	-	(2.638)	373
Pérdida Neta del Ejercicio	-	-	-	-	-	-	-	-	-	(211.509.604)	(211.509.604)	(32.132.924)
Saldos al Cierre del Ejercicio	258.030.770	(157.742.253)	120.644.359	89.245.630	310.178.506	2.502.034	2.957	36.253.136	194.806.926	(238.505.114)	305.238.445	531.132.609

Las notas 1 a 14, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estado de Origen y Aplicación de Fondos (1)

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1)

CONCEPTOS	2002	2001
Fondos al Inicio del ejercicio	22.854.649	14.649.411
(Disminución) Aumento neto de fondos	(21.585.090)	8.205.238
Fondos al Cierre del Ejercicio	1.269.559	22.854.649
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	1.077.316.003	1.289.426.927
Menos (Más):		
Compras y Gastos de Fabricación	749.945.467	856.662.624
Gastos de Comercialización	186.858.554	199.650.000
Gastos de Administración	23.236.621	36.237.137
Resultados Financieros	150.344.115	76.149.588
Impuesto a los débitos y créditos bancarios	7.221.115	-
Otros egresos - neto	19.524.721	4.760.818
Otros gastos no ordinarios	30.634.269	-
(Disminución) Aumento de fondos originados en las operaciones	(90.448.859)	115.966.760
Otras causas de orígenes de fondos		
Disminución de cargos diferidos, bienes inmateriales y otros activos	19.486.750	-
Disminución de otros créditos	86.362.711	5.129.667
Aumento de deudas financieras	9.503.500	-
Total de orígenes de fondos	24.904.102	121.096.427
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso (2) (3)	11.006.060	18.201.912
Aumento de cargos diferidos, bienes inmateriales y otros activos	-	7.746.244
Aumento de Otros Créditos	239.484	-
Aumento de Inversiones Permanentes (4)	10.915.393	29.958.831
Movimientos de Cooperativas	-	3.523.403
Disminución de otras deudas	24.328.255	1.738.859
Disminución de deudas financieras	-	51.721.940
Total de aplicaciones de fondos	46.489.192	112.891.189
(Disminución) Aumento neto de fondos	(21.585.090)	8.205.238

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada ejercicio.
(2) Netos de aumentos por 1.281.054 (2001) financiados con pasivos comerciales
(3) Al 30 de junio de 2002 neto de diferencias de cambio activadas por 162.121.000 (ver nota 2.5.)
(4) Neto de aumentos por 27.145.540 financiados al 30 de junio de 2001 con otras deudas

Las notas 1 a 14, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

NOTAS A LOS ESTADOS CONTABLES

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002
COMPARATIVAS CON EL EJERCICIO ANTERIOR
(Importes expresados en pesos - Nota 1)

1. BASES DE PRESENTACION

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica Nº 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.CE), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General Nº 415 de la Comisión Nacional de Valores (CNV) y la Resolución Nº 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.).

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General Nº 272 de la CNV y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General Nº 415 de la CNV, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

2. CRITERIOS DE VALUACION

2.1. DISPONIBILIDADES, CREDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.
- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada ejercicio por la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada ejercicio.
- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización al cierre del ejercicio finalizado el 30 de junio de 2002.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada ejercicio, habiéndose segregado los componentes financieros implícitos correspondientes.

La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 30 de junio de 2002 y 2001 los créditos que la Sociedad Cooperativa mantiene con dicha sociedad controlada por el mencionado concepto ascienden a 33.358.923 y 74.316.771, respectivamente, por los cuales ha recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto oportunamente por el Consejo de Adminis-

tración de la Sociedad Cooperativa, serían afectados a la cancelación de las correspondientes deudas financieras. Hasta el ejercicio finalizado el 30 de junio de 2001, dichas deudas financieras se exponían netas de los mencionados cheques de pago diferido. Al 30 de junio de 2002, la Sociedad Cooperativa, expone los mencionados créditos dentro de los otros créditos no corrientes, aplicando este criterio en forma retroactiva al ejercicio finalizado el 30 de junio de 2001, presentado con propósitos comparativos.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional, calculado en base a las normas contables vigentes.

2.2. INVERSIONES CORRIENTES

- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada ejercicio.

- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del ejercicio finalizado el 30 de junio de 2002.

2.3. BIENES DE CAMBIO

- Productos Terminados: al 30 de junio de 2002, al menor valor entre el costo de reproducción y el valor neto de realización a dicha fecha. Con anterioridad la Sociedad Cooperativa valuaba sus mercaderías al valor neto de realización. La Sociedad Cooperativa ha modificado su criterio de valuación al 30 de junio de 2002 con efecto retroactivo al inicio del ejercicio, motivo por el cual ha registrado un ajuste al resultado de ejercicios anteriores tal como se menciona en la nota 2.10.

- Producción en Proceso: al costo de reposición.

- Almacenes: al costo reposición al cierre de cada ejercicio.

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2002 y 2001, con informe del auditor, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada ejercicio, de acuerdo a lo mencionado en la nota 1. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.

- Participación en entidades cooperativas y otras sociedades: al valor de costo con el límite del valor patrimonial proporcional al cierre de cada ejercicio.

- Depósitos a plazo fijo: corresponde a plazos fijos reprogramados y pesificados al tipo de cambio 1,40 pesos por cada dólar de acuerdo a lo mencionado en el punto b) de la nota 14 a) que han sido adquiridos por la Sociedad Cooperativa al 30 de junio de 2002 con

el fin de aplicarlos a la cancelación de determinadas obligaciones con los bancos en los que se encuentran depositados. Se han valuado a su valor nominal pesificado de acuerdo a lo mencionado precedentemente, más los intereses devengados al 30 de junio de 2002.

- Inversiones en títulos valores a recibir: Con fecha 7 de diciembre de 2001, la Sociedad Cooperativa celebró diversos contratos con ArsCap S.A., agente fiduciario del fideicomiso financiero denominado «Consortium Fideicomiso Financiero» (CFF), a través de los cuales realizó (a) la cesión de los créditos que poseía con ProBenefit S.A. originados por la venta de su participación en el capital de SanCor Seguros de Retiro S.A. y Trayectoria Cía. de Seguros de Vida S.A. (b) la venta de 2.416.000 títulos de obligaciones negociables emitidas por ProBenefit y (c) la venta de su participación en el capital de Prevención ART y Patrulla S.A. El precio total pactado por estas operaciones ascendió originalmente a US$ 8.320.000 a ser cancelados mediante la transferencia a favor de la Sociedad Cooperativa de títulos valores de deuda subordinada del fideicomiso financiero CFF.

  Posteriormente, con relación a la venta de la participación accionaria en Prevención ART, el 26 de junio de 2002 la Sociedad Cooperativa: (1) adquirió al fideicomiso financiero CFF las acciones de Prevención ART, (2) cedió dicha participación accionaria a Sancor Cooperativas de Seguro Ltda. a cambio de diversos títulos valores y otros activos por igual valor económico, y (3) cedió al fideicomiso financiero CFF los activos recibidos en esta última transacción en calidad de reemplazo.

  Por otra parte, el 27 de junio de 2002, en virtud de las diversas medidas adoptadas por el gobierno nacional en materia de pesificación y renegociación de contratos, principalmente a partir de la Ley 25.561 de Emergencia Económica, mencionadas en la nota 14 a), fueron modificadas mediante un acuerdo entre las partes, las condiciones de emisión de los títulos del fideicomiso financiero CFF, quedando definido el derecho a recibir títulos por parte de la Sociedad Cooperativa como 3.030.000 títulos de deuda subordinada de valor nominal un dólar estadounidense cada uno. Asimismo, en esa misma fecha la Sociedad Cooperativa celebró un contrato con Patrulla S.A. a través del cual cedió 1.739.000 títulos de deuda subordinada del fideicomiso financiero CFF a cambio de la cantidad de (a) 888.943 certificados de participación clase «C» del fideicomiso financiero TCAr 1 y (b) 1.688.699 certificados de participación clase «C» del fideicomiso financiero TCAr 2.

  A la fecha de emisión de los presentes estados contables, no han sido emitidos los títulos valores del fideicomiso financiero CFF, estando aún pendiente la autorización de su oferta pública por parte de la Comisión Nacional de Valores.

  Al 30 de junio de 2002 la Sociedad Cooperativa ha valuado sus derechos a recibir los mencionados títulos (CFF, TCAr 1 y TCAr 2) al valor acordado por las partes en los diversos contratos que dieron su ingreso al patrimonio, exponiendo dichos saldos dentro del rubro inversiones no corrientes. El detalle respectivo se expone en el Anexo C.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que al 30 de junio de 2002 y/o al 30 de junio de 2001 presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, en el rubro «Otras deudas» del pasivo corriente a cada fecha. Dichas inversiones fueron valuadas de acuerdo con el método del valor patrimonial proporcional, calculado sobre la base de estados contables auditados al 30 de junio de 2002 y 2001, luego de eliminar los resultados entre estas sociedades no trascendidos a

terceros, reexpresados en moneda de cierre de cada ejercicio, de acuerdo a lo mencionado en la nota 1; excepto para SanCor Do Brasil Produtos Alimenticios Ltda. y SanCor Dairy Corporation para las cuales se utilizó de base estados contables a dichas fechas con certificación de contador público independiente. Los criterios de valuación utilizados por dichas sociedades fueron similares a los utilizados por la Sociedad Cooperativa.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1 y se expone en la cuenta «Reserva por Revalúo Técnico de Bienes de Uso», formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1, menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada ejercicio.

Durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad realizó una valuación técnica de ciertos bienes de uso ofrecidos en garantía para la emisión de la segunda serie B de obligaciones negociables (floating rate notes), tal como se menciona en la nota 11. Dicha valuación técnica, realizada por un valuador independiente, ha arrojado como resultado una mayor expectancia de vida útil y un mejor factor de estado y conservación de los mencionados bienes. A partir de los nuevos elementos de juicio obtenidos, la Sociedad Cooperativa ha efectuado al 31 de diciembre de 2000 un cambio prospectivo de las vidas útiles determinadas individualmente para cada bien, a fin de alinearlas con el mencionado cambio de vidas útiles.

Al cierre del ejercicio los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 162.121.000 que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución M.D. Nº 3/2002 del CPCECABA que se menciona en la nota 2.11.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.6. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.7. CARGOS DIFERIDOS

Gastos pagados por adelantado: al costo incurrido reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada ejercicio.

2.9. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial sin garantías prendaria y/o hipotecaria y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas en moneda de cierre de cada ejercicio, de acuerdo a lo mencionado en nota 1, excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50% del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5% establecido en el artículo 10 de los estatutos sociales.

En el estado de evolución del Patrimonio Cooperativo Neto al 30 de junio de 2001 se han registrado ajustes de ejercicios anteriores. Los mencionados ajustes incluyen los efectos del reconocimiento contable del régimen de retiro anticipado para el personal de la Sociedad Cooperativa por 13.536.879, las modificaciones a los resultados de ejercicios anteriores efectuados en la sociedad controlada SanCor do Brasil S.R.L. por 5.670.700, y el recupero de crédito fiscal IVA en la Sociedad Cooperativa por 1.144.177.

Tal como se menciona en la nota 2.3., la Sociedad Cooperativa valuaba sus mercaderías al 30 de junio de 2001 a su valor neto de realización. Al 30 de junio de 2002 cambió el criterio de valuación de los bienes de cambio, valuando los mismos al menor valor entre el costo de reproducción o reposición, según corresponda, al cierre del ejercicio y su valor neto de

realización a dicha fecha. El mencionado cambio fue realizado en forma retroactiva sobre los estados contables al 30 de junio de 2001, presentados con propósitos comparativos, registrando un ajuste de ejercicios anteriores por 26.995.510.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada ejercicio (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal reexpresadas según se menciona en nota 1 mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. No se han segregado del costo los resultados por tenencia de bienes de cambio y otros insumos productivos en virtud de que los mismos no han resultado significativos.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada ejercicio, de los saldos de créditos, deudas, ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de «Resultados Financieros» se exponen en forma conjunta a) aquellas ganancias y costos financieros en términos reales y b) el efecto de la inflación general sobre los activos y pasivos monetarios, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

CONCEPTOS	(Ganancia) Pérdida 2002	(Ganancia) Pérdida 2001
Resultados Financieros y por Tendencia Generados por Activos		
• Intereses y Diferencias de Cambio	(4.493.933)	739.368
• Intereses Implícitos en Créditos	(18.429.385)	(17.520.244)
• Resultado por Exposición a la Inflación	155.212.074	-
TOTAL GENERADO POR ACTIVOS	132.288.756	(16.780.876)
Resultados Financieros y por Tendencia Generados por Pasivos		
• Intereses y Diferencias de Cambio	171.426.473	67.337.615
• Intereses Implícitos en Deudas	30.384.499	25.497.940
• Resultado por Exposición a la Inflación	(180.070.425)	-
TOTAL GENERADO POR PASIVOS	21.740.547	92.835.555

La Resolución General Nº 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, deben imputarse a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma profesional, y sea directa la relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de

uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición, o producción o construcción de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al cierre del ejercicio, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 162.121.000 que excede los valores ajustados por inflación de dichos activos. En el Anexo G se exponen los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y se mantienen a la fecha de cierre del presente ejercicio.

Bajo la denominación «Otros Gastos no Ordinarios» se han incluido los cargos registrados por deudores en gestión y otros créditos por ventas de cierta antigüedad que durante el presente ejercicio, ante el importante deterioro del contexto económico que se menciona en la nota 14, han sido considerados de muy difícil recupero. En la evaluación de estas pérdidas se han tenido en cuenta los informes de los abogados.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en «rubros de explotación» y «operaciones con no asociados», de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

3. EVOLUCION DE LA CUENTA AJUSTE DEL CAPITAL

SALDO AL 30 DE JUNIO DE 1993				22.324.111
CAPITALIZACION DISPUESTA POR ASAMBLEA GENERAL		**AUMENTO DEL EJERCICIO**		
FECHA	**IMPORTE**	**FINALIZADO EN EL AÑO**	**IMPORTE**	
29/10/1993	(2.219.729)	-	-	(2.219.729)
30/09/1994	(276.409)	1994	276.409	-
29/09/1995	(8.708.374)	1995	8.666.905	(41.469)
27/09/1996	(536.802)	1996	536.802	-
-	-	2002	100.581.446	100.581.446
SALDO AL 30 DE JUNIO DE 2002				120.644.359

4. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

PLAZO	COLOCACIONES DE FONDOS	CREDITOS (1)	PASIVOS DEUDAS FINANCIERAS (2) (5)	PASIVOS OTRAS DEUDAS (3)
Sin Plazo	899.722	129.139.170	-	683.908
Con Plazo				
- Vencido:				
Hasta tres meses	-	52.201.615	47.489.841	19.431.244
De tres a seis meses	-	5.040.853	29.059.573	14.287.105
De seis a nueve meses	-	1.234.914	-	12.545.043
De nueve a doce meses	-	338.216	-	2.234.337
De uno a dos años	-	526.927	-	362.521
De dos a tres años	-	60.195	-	-
De tres a cuatro años	-	323.783	-	-
Más de cuatro años	-	305	-	-
Total vencido	-	59.726.808	76.549.414	48.860.250
- A Vencer				
Hasta tres meses	57.253	95.304.005	86.217.102	124.343.576
De tres a seis meses	-	1.765.683	39.960.112	40.922.921
De seis a nueve meses	-	502.974	13.872.489	8.745.054
De nueve a doce meses	-	346.896	51.179.913	17.509.238
De uno a dos años	-	1.258.924	242.101.945	5.011.831
De dos a tres años	-	660.378	85.500.000	1.604.169
De tres a cuatro años	-	193.985	-	1.103.586
Más de cuatro años	-	1.571.825	-	-
Total a vencer	57.253	101.604.670	518.831.561	199.240.375
Total con plazo	57.253	161.331.478	595.380.975	248.100.625
TOTAL	956.975	290.470.648	595.380.975	248.784.533
			(4)	

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables y los intereses implícitos en créditos.
(2) Incluye las deudas bancarias y financieras.
(3) Incluye el pasivo total excluidas las deudas bancarias y financieras, las previsiones y los intereses implícitos en deudas.
(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 0,75% mensual.
(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, 95.000.000 y 228.174.800 correspondientes a las porciones corrientes y no corrientes, respectivamente, de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTIAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del ejercicio, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe en valores constantes de 468.141.591 y 384.713.693 en garantía de pasivos financieros por 506.830.890 y 370.274.718, para los ejercicios finalizados al 30 de junio de 2002 y 2001, respectivamente.

Los bienes en garantía y su valor de libros al 30 de junio de 2002 y 2001 son los siguientes:

CONCEPTOS	VALOR DE LIBROS 2002	2001
Maquinarias prendadas	232.628.762	187.365.392
Inmuebles hipotecados	180.441.262	176.182.355
Mercadería prendada	54.987.311	21.104.561
Marcas prendadas	84.256	61.385
TOTAL	468.141.591	384.713.693

Adicionalmente la Sociedad Cooperativa, al 30 de junio 2002 ha otorgado garantías por 352.257 y había descontado en entidades financieras facturas emitidas a clientes y cartas de créditos emitidas a clientes del exterior por un valor de 14.999.998 y 16.166.127 respectivamente. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

Asimismo la Sociedad Cooperativa es garante de una línea de asistencia crediticia de hasta US$ 1.500.000 que su subsidiaria SanCor Do Brasil Produtos Alimenticios Ltda. mantiene con el Banco de la Nación Argentina. El monto de esta línea de crédito utilizado por la mencionada subsidiaria al 30 de junio de 2002 ascendía a US$ 364.118.

6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos, resultados y operaciones con las entidades controladas y vinculadas incluidas en el Anexo C son los siguientes:

CONCEPTO		2002	2001
Activo Corriente			
Créditos por Ventas	(1)	29.662.304	22.160.268
Otros Créditos	(2)	21.080.369	34.904.111
Activo No Corriente			
Otros Créditos	(3)	40.689.524	84.496.206
Pasivo Corriente			
Deudas Comerciales	(4)	(11.465.455)	(9.127.503)
Otras Deudas	(5)	(5.066.672)	(22.749.654)
Ventas de Bienes y Servicios	(6)	44.069.865	49.226.839
Comisiones/Bonificaciones - (Pérdida) / Ganancia		(252.720)	1.772.015
Gastos de Administración y Comercialización	(7)	3.249.113	8.383.671

(1) **Incluye entre otras: «SanCor Do Brasil S.R.L.» 28.221.408 y 19.709.670, «San Marco S.A.» 649.430 y 943.466, «El Hornero S.C.» 832.037 (2001) y «Aproagro S.A.» 346.479 (2002).**

(2) **Incluye entre otras: «El Hornero S.C.» 12.767.056 y 25.516.594, «SanCor Do Brasil S.R.L» 5.940.329 (2001), «Amplicampo Inversora S.A.» 6.865.515 y 521.522, «Tranlac S.A»431.504 (2001), «Coop Publicidad S.C.» 140.086 y 606.521, «Arla Foods Ingredients S.A.» 548.147 y 148.205, «SanCor Dairy Corporation» 513.231 (2002) y «San Marco S.A.» 472.050 (2001).**

(3) **Incluye: «Integral Insumos S.C.» 33.358.923 y 74.316.771 y «San Marco S.A.» 7.330.601 y 10.179.435.**

(4) **Incluye entre otras: «Sodecar S.A.» 6.764.655 y 7.675.850, «San Marco S.A.» 209.011 y 149.416, «Coop Publicidad S.C.» 295.131 y 336.008, «Aproagro S.A.» 3.872.867 y 377.333 e «Integral Insumos S.C.» 323.791 (2002).**

(5) Incluye entre otras: «Arla Foods Ingredients S.A.» 603.000 y 17.165.623, «Integral Insumos S.C.» 361.814 y 3.142.232, «Amplicampo Inversora S.A.» 2.402.795 (2002) y «Patrulla S.C.» 481.220 (2001).
(6) Incluye entre otras: «SanCor Do Brasil S.R.L.» 43.126.108 y 47.936.226, «Integral Insumos S.C.» 32.180 y 1.284.728 y «Aproagro S.A.» 911.577 (2002).
(7) Incluye: «Patrulla S.C.» 6.420.874 (2001), «Integral Insumos S.C.» 1.962.797 (2001) y «Aproagro S.A.» 3.249.113 (2002).

7. RESTRICCION A LA DISTRIBUCION DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta «Reserva Especial (art. 42 Ley 20.337)».

8. OTROS EGRESOS E INGRESOS NETO

La composición de los otros egresos e ingresos neto al cierre de cada ejercicio es la siguiente:

CONCEPTOS	Ganancia (Pérdida) 2002	2001
Ingresos:		
Resultado Venta de Bienes de Uso	173.572	279.885
Resultado por disposición de Participaciones en otras Entidades	507.573	14.039.993
Resultado Venta Almacenes y Material Rezago	104.693	278.564
Ingresos por Desafiliación de Cooperativas	804.672	3.874.182
Egresos:		
Indemnizaciones al personal	(3.861.368)	(4.073.386)
Régimen de retiro anticipado	(8.308.585)	(4.765.682)
Desvalorización de bonos nacionales y provinciales	(5.557.895)	-
Consignaciones	(314.827)	(358.301)
Servicios y Obras a Cooperativas	(251.926)	(373.250)
Diversos	(7.414.510)	(1.144.835)
TOTAL OTROS (EGRESOS) INGRESOS NETO	(24.118.601)	7.757.170

9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones bajo el programa de emisión de obligaciones negociables (el «Programa») que fuera creado por disposición de la Asamblea Ordinaria de Delegados de la Sociedad Cooperativa el 30 de septiembre de 1994. Esta primera serie era cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001, el cual fue efectivizado en dicha fecha.

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cual fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nº 269 del 25 de julio de 2000. En julio de 2000 la Sociedad Cooperativa emitió la segunda serie de obligaciones negociables por un monto de US$ 94,8 millones, cuyas características se explican en la Nota 11.

10. PRESTAMO DE LA INTERNATIONAL FINANCE CORPORATION

a) El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor Cooperativas Unidas Limitada un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el período 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.

- Línea C: US$ 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor Cooperativas Unidas Limitada, para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses son calculados en base a tasa Libor más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Al 30 de junio de 2002, la deuda asciende a US$ 28,75 millones, incluyéndose US$ 3,75 millones ($ 14.250.000) y US$ 25,0 millones ($ 95.000.000) en el rubro deudas financieras corrientes y no corrientes, respectivamente.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros y etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

Al 31 de diciembre de 2001 y al 31 de marzo de 2002, tal como se mencionó en los estados contables a dichas fechas, se había producido el incumplimiento de las relaciones mínimas

de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 30 de junio de 2002, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la I.F.C., una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la I.F.C., y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes mencionada con fecha 15 de abril, 15 de mayo, 17 de junio y 15 de julio de 2002. A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones con la I.F.C. para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dicho pasivo en corriente y no corriente de acuerdo a las condiciones originales del citado contrato de préstamo.

b) La Sociedad Cooperativa estaba en negociaciones con la I.F.C. para obtener un nuevo préstamo cuyo destino le permitiría mejorar el actual perfil y características de su endeudamiento, reemplazar ciertas deudas financieras, y recomponer su capital de trabajo.

El mismo se encuentra momentáneamente suspendido debido a la difícil situación por la que actualmente atraviesa el país.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas «floating rate notes», por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
FONDOS RECIBIDOS DE LA EMISION	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25% del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del posible incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001 luego confirmados, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiese tener sobre este hecho, con fecha 17 de Septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de tenedores, en la cual se aprobó la solicitud de dispensas, respecto del incumplimiento de ciertos índices financieros y del compromiso de no hacer, comprometidos al momento de la emisión de las mencionadas «floating rate notes», como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Al 31 de diciembre de 2001 y al 31 de marzo de 2002, tal como se mencionó en los estados contables a dichas fechas, se produjo el incumplimiento parcial y total, respectivamente, de los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 30 de junio de 2002, de acuerdo con los presentes estados contables, la Sociedad Cooperativa continúa incumpliendo con la totalidad de los ratios financieros establecidos.

El 28 de enero y el 10 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado la totalidad de las cuotas correspondientes a esta última propuesta. Los tenedores de las mencionadas «floating rate notes»(FRN) aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionan precedentemente. Adicionalmente, ha registrado los intereses devengados en forma posterior al 29 de abril de 2002 a una tasa fija del 8%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado y con las propuestas que se están evaluando dentro de las negociaciones que se están manteniendo con los tenedores.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debería ser subsanada durante un período de 5 días hábiles, período después de cual el Fiduciario o los Tenedores de al menos el 25% del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

A efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en las propuestas de pago presentadas y realizadas a los tenedores, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La diferencia entre el monto de intereses devengados registrado por la Sociedad Cooperativa y el importe que surgiría de cumplir con las pautas establecidas en el prospecto de emisión de las FRN asciende al 30 de junio de 2002 a aproximadamente $ 37.700.000. Dicho monto fue calculado en base a la aplicación de la tasa de mercado Badlar, hasta la fecha en la que se encontró disponible en el mercado un valor de referencia para la misma, y a la mejor estimación de su valor en forma posterior teniendo en consideración la relación de esta tasa con respecto a la Libor durante el último año. La Sociedad Cooperativa no ha registrado al 30 de junio de 2002 este mayor importe sobre la base de su expectativa de éxito en el proceso de negociaciones en curso con los tenedores, estimando la aceptación por parte de los mismos de las propuestas de pago presentadas.

Respecto de las cuotas de capital US$ 1.856.000 y US$ 3.555.000, con vencimiento el 28 de enero y el 28 de abril de 2002, respectivamente, dada la actual incertidumbre reinante en el país, la Sociedad Cooperativa y los Tenedores han acordado verbalmente posponer la definición de la fecha de pago de las mismas, puesto que actualmente no están dadas las condiciones para definir su cronograma de pago.

Adicionalmente, a la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa se encuentra trabajando con los Tenedores, conjuntamente con sus asesores legales y con los asesores financieros contratados a tal efecto, respecto a la propuesta a efectuar en cuanto forma de pago del vencimiento de capital e intereses del 29 de julio de 2002, como instancia previa a la futura convocatoria de una nueva asamblea de tenedores en donde se puedan plantear y aprobar nuevas condiciones para el programa en su conjunto.

En consecuencia a lo mencionado previamente la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 30 de junio de 2002 (que a dicha fecha asciende a US$ 27.170.000, equivalente a $ 103.246.000, como corriente y US$ 60.046.000, equivalentes a $ 228.174.800, como no corriente), de acuerdo a las condiciones originales del prospecto de emisión de las Floating Rate Notes.

12. INTEGRACION DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio cooperativo neto, regularizando la cuenta «capital suscripto», hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentraba una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina, durante el ejercicio finalizado el 30 de junio de 2001, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

El capital nominal integrado por las cooperativas primarias haciendo uso de la mencionada línea de crédito con el Banco de la Nación Argentina ascendió a 22.327.584. Sin embargo, ciertas cooperativas primarias que habían comprometido la integración de saldos pendientes haciendo uso de la mencionada línea de crédito, no han podido reunir durante el presente ejercicio los requisitos exigidos por el Banco de la Nación Argentina, situación que hacía improbable la integración de dichos aportes en el corto plazo. Consecuentemente, los saldos comprometidos por dichas cooperativas primarias cuyo valor nominal ascendía a 501.337 y era clasificado hasta ese momento como «Otros Créditos Corrientes», han sido expuestos dentro de la cuenta «Asociados Suscriptores», regularizando la cuenta «Capital Suscripto». Los importes correspondientes a la reexpresión de dichos saldos han sido registrados contra la cuenta «Ajuste de Capital».

13. CONVENIO DE ADHESION ENTRE SANCOR COOPERATIVAS UNIDAS LIMITADA Y ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT)

Con fecha 11 de julio de 2001, SanCor Cooperativas Unidas Limitada y AUT (accionistas de Milkaut S.A.) suscribieron un Convenio de Adhesión de ésta a la primera, el que tendría

efecto entre las partes al cumplimiento por parte de las mismas de una serie de condiciones antes del 15 de octubre de 2001, entre las cuales figuraban: la celebración de una asamblea ordinaria de asociados en SanCor Cooperativas Unidas Limitada cuyo objeto fuera la consideración de una reforma estatutaria referente a la participación política de AUT y prestara conformidad a la transferencia de activos y pasivos de ésta a SanCor Cooperativas Unidas Limitada para la integración de los saldos de suscripción, la aprobación por la autoridad competente de Defensa de la Competencia y la suscripción de una acuerdo marco entre las partes y los accionistas de Milkaut S.A.

El Convenio de Adhesión preveía la suscripción por parte de AUT de 21.186.662 nuevas cuotas sociales de 1 peso cada una a realizar con una integración del siguiente modo: 5% a la fecha de firma del convenio, el 66,66% a más tardar el 15 de octubre de 2001 mediando la transferencia de activos y pasivos de AUT en montos sujetos a la aprobación de la asamblea ordinaria según lo indicado en el párrafo anterior, y el 28,24% restante dentro de los cinco años de la firma del Convenio de Adhesión.

Con fecha 28 de septiembre de 2001, la Asamblea General Ordinaria de SanCor aprobó los puntos antes mencionados. Sin embargo, dado que el cumplimiento de algunas de las condiciones no estuvieron resueltas al citado día 15 de octubre de 2001, el mencionado Convenio de Adhesión había quedado en condición suspensiva. El escenario económico imperante en el país desde enero de este año y la imposibilidad de obtener una financiación externa para hacer viable este proyecto obligó a que ambas entidades suspendan el proceso de integración.

14. EFECTOS DE LA DEVALUACION DEL PESO ARGENTINO Y OTRAS MODIFICACIONES A LA NORMATIVA ECONOMICA Y MARCHA DE LOS NEGOCIOS EN LA ACTUAL CRISIS ECONOMICA

a) Efectos de la devaluación del peso argentino y de otras modificaciones a la normativa económica

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias al exterior con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley Nº 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley de Convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto Nº 71/2002 del Poder Ejecutivo y la Comunicación «A» 3425 y sus modificatorias, del Banco Central de la República Argentina («BCRA»), establecieron un mercado de cambios «oficial», básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro «libre» para el resto de operaciones. La paridad del mercado «oficial» fue establecida en 1,40 pesos por dólar y la cotización del mercado «libre» al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspen-

dido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, cuyos aspectos principales a la fecha de aprobación de estos estados contables, se resumen a continuación:

a) la unificación dispuesta por la comunicación «A» 3471 del BCRA del mercado de cambios en un mercado «libre» por el que se negociarán las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras que a la finalización de este ejercicio, 30 de junio de 2002, su cotización osciló entre 3,70 y 3,80 pesos por cada dólar, tipo comprador y vendedor, respectivamente;

b) la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar. Los depósitos y deudas convertidos a pesos se actualizarán posteriormente por un «coeficiente de estabilización de referencia» («CER») a ser publicado por el BCRA, que se aplicará a partir de la fecha de dictado del Decreto Nº 214/2002 (3 de febrero de 2002), más una tasa de interés mínima. En el caso de las deudas mantenidas con entidades financieras, no será de aplicación el CER y se aplicará una tasa de interés máxima. Ambas tasas serán establecidas por el BCRA. Los titulares de los depósitos en dólares mencionados han tenido plazo hasta el pasado 16 de julio para optar por convertirlos, total o parcialmente, en bonos en dólares a 10 años ó bonos en pesos 3 ó 5 años;

c) la pesificación de todos los contratos privados celebrados al 6 de enero de 2002 a un tipo de cambio de 1 peso por cada dólar y su posterior actualización por el CER en los mismos términos indicados en el inciso b);

d) la pesificación de las tarifas de los servicios públicos anteriormente pactados en dólares y su posterior renegociación caso por caso;

e) la restricción a la libre disponibilidad de fondos depositados en las instituciones financieras con anterioridad al 3 de diciembre de 2001. Todos los depósitos efectuados en dinero en efectivo en las entidades financieras con posterioridad a dicha fecha, así como las transferencias al exterior recibidas con posterioridad a la misma, son de libre disponibilidad para los depositantes y pueden ser retirados en la moneda originalmente prevista;

f) la autorización previa del BCRA para realizar transferencias al exterior por servicios de capital e intereses de préstamos financieros, con ciertas excepciones establecidas en las Comunicaciones «A» 3471 y «A» 3501 del BCRA, y distribución de dividendos, cualquiera sea la forma de pago;

g) la suspensión de los despidos sin causa justificada por el término de 360 días, a partir del 6 de enero de 2002, y la penalización de abonar el doble de la indemnización que prevé la legislación laboral, en caso de llevarse a cabo;

h) la suspensión por dos años de la ley de intangibilidad de los depósitos; y

i) la declaración de la emergencia productiva y crediticia hasta el 10 de diciembre de 2003, que incluye, entre otras cuestiones:

(1) la suspensión por el plazo de 180 días corridos, desde el 14 de febrero de 2002, de (i) la totalidad de las ejecuciones judiciales y extrajudiciales, ya sea para deudores en concurso preventivo como para el resto de deudores del sector privado e hipotecario, de la vivienda única de los deudores o de inmuebles que se encuentren afectados a su actividad productiva y, (ii) la ejecución de medidas cautelares que importen el desapoderamiento de bienes que resulten indispensables para la continuidad de las actividades relacionadas con el giro habitual del deudor;

(2) la prórroga del vencimiento del período de exclusividad en todos los procesos concursales iniciados con anterioridad al 14 de febrero de 2002 y regidos por la Ley Nº 24.522, por un plazo no menor a 90 días contados desde la fecha de vencimiento prevista o desde la fecha de la última prórroga otorgada.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el ejercicio se produjo un incremento de precios internos al por mayor de aproximadamente un 96% de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC).

Debido a las restricciones impuestas a la disponibilidad de los fondos depositados en el sistema bancario y a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha de los negocios en la actual crisis económica

El contexto económico descripto en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo, incremento del déficit fiscal y aumento del riesgo país.

Este contexto económico ha impactado en la Sociedad Cooperativa generando en sus operaciones de mercado interno un incremento de la morosidad de su cartera de créditos, una caída en el nivel de las ventas, una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones, las que se han incrementado significativamente, como consecuencia de la devaluación del peso argentino. Adicionalmente, la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el modelo implementado de incremento de las exportaciones, sumado al éxito que se espera de las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos que

permitan compensar parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y comenzar a revertir la actual situación.

Teniendo en cuenta los últimos eventos económicos y su impacto en la Sociedad Cooperativa y que ciertas cuestiones requerirán de nuevas medidas y de precisiones por parte del Gobierno respecto de su instrumentación, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentran en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO A

Evolución de los Bienes de Uso

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES					
	SALDO AL COMIENZO DEL EJERCICIO	AUMENTOS	DISMINUCIONES	TRANSFERENCIAS	SALDO AL CIERRE DEL EJERCICIO	ACUMULADAS AL COMIENZO DEL EJERCICIO	DEL EJERCICIO AUMENTOS	DEL EJERCICIO DISMINUCIONES	ACUMULADAS AL CIERRE DEL EJERCICIO	VALOR NETO RESULTANTE 2002	VALOR NETO RESULTANTE 2001
TERRENOS	12.794.103	364.510	(55.443)	-	13.103.170	-	-	-	-	13.103.170	12.794.103
EDIFICIOS	299.857.569	47.225.044	(289.110)	4.369.590	351.163.093	94.752.223	8.849.690	(49.340)	103.552.573	247.610.520	205.105.346
CERCOS E INSTALACIONES	27.657.317	4.959.348	(10.321)	104.639	32.710.983	9.857.631	1.033.511	(6.194)	10.884.948	21.826.035	17.799.685
MAQ. E INSTALACIONES	534.112.892	79.513.842	(2.981.209)	8.322.674	618.968.199	304.069.483	27.011.130	(885.475)	330.195.138	288.773.061	230.043.408
HERRAMIENTAS EN USO	1.044.425	48.864	(7.997)	-	1.085.292	879.860	62.065	(7.282)	934.643	150.649	164.565
MUEBLES Y UTILES	15.938.593	2.671.549	(122.999)	52.329	18.539.472	10.841.798	920.917	(73.275)	11.689.440	6.850.032	5.096.795
RODADOS	6.364.862	1.233.224	(757.678)	46.419	6.886.827	3.205.916	193.595	(710.250)	2.689.261	4.197.566	3.158.946
EQ. COMPUTACION PROPIOS	10.455.167	883.802	(1.524.678)	258.165	10.072.456	9.028.691	741.611	(1.243.710)	8.526.592	1.545.864	1.426.476
BIENES DE USO EN COMODATO	257.187	-	(2.623)	-	254.564	51.489	23.374	(219)	74.644	179.920	205.698
EQ.DE COMP. EN COMODATO	221.263	122	(7.207)	(42.187)	171.991	216.694	9.493	(55.094)	171.093	898	4.570
BIENES DE USO EN LEASING	9.178.078	1.867.277	-	-	11.045.355	2.953.857	778.840	-	3.732.697	7.312.658	6.224.222
BIENES DE USO EN LEASING ROD.	1.564.660	-	-	(45.814)	1.518.846	80.462	215.868	(4.908)	291.422	1.227.424	1.484.197
MAQ. LEY 24402 Y RES.502/95	66.191.953	30.020.929	-	-	96.212.882	27.138.582	4.806.713	-	31.945.295	64.267.587	39.053.372
OBRAS EN CURSO	14.536.896	2.802.298	(2.391.511)	(13.065.815)	1.881.868	-	-	-	-	1.881.868	14.536.896
BIENES DE USO RESOL. 502/95	17.466.938	1.536.251	-	-	19.003.189	5.331.623	1.843.338	-	7.174.961	11.828.228	12.135.315
TOTALES 2002	1.017.641.903	173.127.060	(8.150.776)	-	1.182.618.187	468.408.309	46.490.145	(3.035.747)	511.862.707	670.755.480	-
TOTALES 2001	1.015.901.589	19.482.967	(17.742.652)	-	1.017.641.904	433.360.744	46.674.464	(11.626.898)	468.408.310	-	549.233.594
		(C)	(A)				(B)	(A)			

(A) - Incluye 521.149 (2002) y 4.336.983 (2001) de Desafectación de la Reserva Revalúo Técnico por Bajas del Ejercicio.

(B) - Incluye 12.640.575 (2002) y 13.085.626 (2001) de Mayor Amortización Técnica.

(C) - Incluye 162.121.000 de Activación Diferencias de Cambio.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO B

Evolución de los Activos Intangibles

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1)

CUENTA PRINCIPAL	SALDO AL COMIENZO DEL EJERCICIO	AUMENTOS	SALDO AL CIERRE DEL EJERCICIO	AMORTIZACION ACUMULADA				NETO RESULTANTE
				ACUMULADAS AL COMIENZO DEL EJERCICIO	DEL EJERCICIO		ACUMULADAS AL CIERRE DEL EJERCICIO	
					ALICUOTA	MONTO		
MARCAS DE FABRICA	3.473.634	550.331	4.023.965	2.061.794	10%	183.020	2.244.814	1.779.151
TOTALES 2002	3.473.634	550.331	4.023.965	2.061.794	-	183.020	2.244.814	1.779.151
TOTALES 2001	2.745.778	727.856	3.473.634	1.776.328	-	285.466	2.061.794	1.411.840

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

SanCor Cooperativas Unidas Limitada

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Inversiones Bancarias, en Acciones, otros Valores Negociables y participación en otras Sociedades

Al 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1)

	2002				2001
EMISOR Y CARACTERISTICAS DE LOS VALORES	CLASE	VALOR NOMINAL	CANTIDAD	VALOR DE LIBROS	VALOR DE LIBROS
Inversiones corrientes					
Inversiones bancarias y plazos fijos	-	-	-	841.659	28.028
Títulos y acciones	-	-	-	115.316	4.593.693
Total de inversiones corrientes	-	-	-	956.975	4.621.721
Inversiones No Corrientes					
El Hornero S.C. (1)	-	-	-	9.090.532	-
Coop Publicidad S.C.	-	-	-	53.748	98.598
Amplicampo Inversora S.A.	A / B	1,00	412.205	11.287.207	19.620.994
Traniac S.A. (6)	-	-	-	-	18.341
SanCor Do Brasil Productos Alimenticios Ltda. (4)	-	-	-	-	-
Integral Insumos S.C. (1) (2)	-	-	-	-	595.662
SanCor Mexico	-	-	-	4.518	4.585
Sodecar S.A.	A	100,00	77.618	10.914.412	15.385.508
Arla Foods Ingredients S.A. (1)	-	1,00	13.806	38.051.752	31.740.012
SanCor Dairy Corporation	-	1,00	10.000	-	-
Prevención A.R.T. (3)	-	-	-	-	3.698.522
Patrulla S.A. (3)	-	-	-	-	427.832
Aproagro S.A. (5)	-	-	-	-	-
Nobleplus S.A. (5)	-	-	-	-	-
San Marco S.A. (5)	-	-	-	-	-
Acciones de Cooperativas	-	-	-	2.912.339	5.785.412
Derechos a Recibir Títulos					
Consortium Fideicomiso Financiero	Títulos de Deuda Subordinada	3,70	1.291.000	4.776.700	-
TCAR1	Cert.de Particip.Clase C	1,00	888.943	2.665.542	-
TCAR2	Cert.de Particip.Clase C	1,00	1.688.699	3.941.778	-
Otras	-	-	-	137.646	287.122
Total de inversiones no corrientes	-	-	-	83.836.174	77.662.588
Otros Pasivos por Inversiones					
SanCor Dairy Corporation	-	-	-	(78.869)	(236.316)
El Hornero S.C. (1)	-	-	-	-	(842.872)
Integral Insumos S.C. (1) (2)	-	-	-	(664.929)	-
SanCor Do Brasil Produtos Alimenticios (4)	-	-	-	(1.886.565)	(4.205.858)
Total de Otros Pasivos por Inversiones	-	-	-	(2.630.363)	(5.285.046)

(1) Durante el ejercicio finalizado el 30 de junio de 2002 se efectuaron aportes de capital en El Hornero S.C., Integral Insumos S.C. y Arla Foods Ingredients S.A. por 1.946.415, 8.081.646 y 6.311.740 respectivamente.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2002 asciende a 13.353.846, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en los próximos dos ejercicios de acuerdo a los siguientes porcentajes: 63,2% y 36,8%, respectivamente.

(3) Con fecha 7 de diciembre de 2001 la Sociedad Cooperativa vendió su participación accionaria en Patrulla S.A. y Prevención A.R.T. generando una ganancia de 507.573 que fue expuesta en el rubro Otros (Egresos) Ingresos Neto del Estado de Resultados.

(4) Con fecha 24 de octubre de 2001 y a efectos de recuperar el Patrimonio Neto de SanCor Do Brasil Produtos Alimenticios Ltda., la Sociedad Cooperativa condonó créditos por 14.742.645 que mantenía con la mencionada vinculada, por lo cual el resultado de SanCor Do Brasil Produtos Alimenticios Ltda. antes de dicha condonación ha sido una pérdida de 12.221.676. El mencionado resultado fue incluido dentro del rubro Resultado Inversiones Permanentes del Estado de Resultados.

(5) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C y El Hornero S.C., respectivamente.

(6) Sociedad liquidada durante el presente ejercicio.

MIGUEL OMAR ALTUNA	EMILIO GERARDO WALTER	ALBERTO EDUARDO SANCHEZ
Presidente	Secretario	Tesorero

INFORMACION SOBRE EL EMISOR

ACTIVIDAD	ULTIMO BALANCE FECHA	CAPITAL SOCIAL	RESULTADOS	PATRIMONIO NETO	PORCENTAJE DIRECTO	PORCENTAJE INDIRECTO
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
Ind.y Comerc. de Productos Alimenticios	06-2002	310.000	8.149.964	9.136.213	99,50%	99,50%
Agencia de Publicidad	06-2002	1	(49.833)	59.720	90,00%	99,95%
Servicios de financiación y actividades financieras	06-2002	433.900	(8.772.406)	11.881.271	95,00%	95,00%
Empresa transportista de mercaderías y bienes	-	-	-	-	-	-
Imp. y comerc. de Productos Alimenticios	06-2002	10.957.742	2.520.969	(2.050.614)	92,00%	99,96%
Provisión de insumos para la actividad agropecuaria y agroindustrial	06-2002	440.000	(9.532.895)	(678.499)	98,00%	99,99%
Industrialización y comercialización de productos alimenticios	12-2000	6.383	(70)	4.756	95,00%	99,98%
Elaboración de fiambres, chacinados y otros	06-2002	15.523.600	(8.939.104)	21.828.823	50,00%	77,40%
Elaboración y venta de productos derivados del suero de queso	06-2002	27.612.000	0	68.686.388	50,00%	50,00%
Imp. y comerc. de Productos Alimenticios	06-2002	10.000	157.447	(78.869)	100,00%	100,00%
Aseguradora de riesgos del trabajo	-	-	-	-	-	-
Servicio policía particular, vigilancia, custodia, informes e investigaciones	-	-	-	-	-	-
Provisión de insumos para la actividad agropecuaria y serv. informáticos	06-2002	5.012.000	(2.665.895)	7.199.258	-	95,00%
Ind.y Comerc. de Productos Alimenticios	06-2002	374.181	31.694	62.522	-	99,98%
Elaboración y Comercialización de productos lácteos	06-2002	11.000.000	(3.695.780)	19.624.657	-	99,50%
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-

Firmado a efectos de su identificación con
nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO E

Evolución de las Previsiones, Reservas y Fondos

Por el ejercicio terminado el 30 de junio de 2002

(Expresado en Pesos - Nota 1)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINUCIONES	AUMENTOS	SALDOS AL CIERRE DEL EJERCICIO	REFERENCIAS SOBRE DISMINUCIONES		REFERENCIAS SOBRE AUMENTOS
PREVISIONES							
Deducidas del Activo:							
Para Cuentas Incobrables	22.420.522	43.773.359	53.412.039	32.059.202	Consumo Exposición a la Inflación	13.188.956 30.584.403	Análisis individual de recuperabilidad
Para Desv. de Insumos	-	-	1.700.000	1.700.000			Items de lenta rotación e improbable utilización
Para Desv. de Inversiones	909.050	909.050	-	-	Baja de Inversiones Permanentes		
	23.329.572	44.682.409	55.112.039	33.759.202			
Incluidas en el Pasivo:							
Previsión Juicios	15.484.012	8.961.930	2.447.064	8.969.146	Absorción por acuerdos extrajudiciales Exposición a la Inflación	1.393.285 7.568.645	Cálculo sobre litigios laborales según informes
	15.484.012	8.961.930	2.447.064	8.969.146			
TOTAL	38.813.584	53.644.339	57.559.103	42.728.348			
RESERVAS Y FONDOS							
Legal	2.502.034	-	-	2.502.034			
Acción Asist. y Laboral	5.595	2.638	-	2.957	Intereses y recuperos de préstamos al personal Exposición a la Inflación	(97) 2.735	
Especial(Art. 42 Ley 20.337)	45.425.336	14.720.225	5.548.025	36.253.136	Absorción rdo.Ej. 00/01 Otros ingresos netos Ej. 00/01	(2.191.267) (12.528.958)	Retiro de Cooperativas
Revalúo Técnico	207.968.650	13.161.724	-	194.806.926	Desafectación por depreciación y bajas de bienes de uso		
TOTAL	255.901.615	27.884.587	5.548.025	233.565.053			

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO F

Costo de las Mercaderías Vendidas

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1)

RUBROS	2002 RUBROS DE EXPLOTACION	2002 OPERACIONES CON NO ASOCIADOS	2002 TOTALES	2001 TOTALES
Existencia al Comienzo del Ejercicio				
Productos Terminados	122.313.655	2.833.359	125.147.014	149.074.820
Compras y Costos de Producción				
Compras y Gastos de Fabricación (Anexo H)	790.614.648	6.329.564	796.944.212	957.197.937
Subtotal	912.928.303	9.162.923	922.091.226	1.106.272.757
Existencia Final Productos Terminados	80.423.564	3.274.519	83.698.083	125.147.014
Intereses Implícitos en Compras	30.477.915	1.042.084	31.519.999	26.340.677
Costo de las Mercaderías Vendidas	802.026.824	4.846.320	806.873.144	954.785.066

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO G

Activos y Pasivos en Moneda Extranjera

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1)

RUBROS	2002			2001	
	MONTO Y CLASE DE LA MONEDA EXTRANJERA	CAMBIO VIGENTE	MONTO EN MONEDA LOCAL	MONTO Y CLASE DE LA MONEDA EXTRANJERA	MONTO EN MONEDA LOCAL
ACTIVO					
ACTIVO CORRIENTE					
CAJA Y BANCOS	104.888 USD	3,70000	388.086	39.723 USD	77.706
	1.742 BRL	1,30106	2.266	2.885 BRL	3.455
	22.000 ITL	0,00137	30	22.000 ITL	22
	900 FRF	0,53107	478	900 FRF	335
	265 DEM	1,35450	359	265 DEM	250
	7.000 ESP	0,01593	112	7.000 ESP	626
	1.062 DKK	0,33986	361	1.062 DKK	272
	140 SZL	1,72757	242	140 SZL	166
	43.330 CLP	0,00456	198	43.330 CLP	159
	315 UYU	0,20060	63	315 UYU	53
	125 GBP	4,12960	516	125 GBP	430
	53 EURO	3,87645	206	- -	-
				85.150 BOL	233
CREDITOS POR VENTAS	22.972.700 USD	3,70000	84.998.989	23.231.761 USD	45.445.887
OTROS CREDITOS	670.435 USD	3,70000	2.480.610	1.088.540 USD	2.129.396
TOTAL			**87.872.516**		**47.658.990**
ACTIVO NO CORRIENTE					
INVERSIONES	1.291.000 USD	3,70000	4.776.700	- -	-
TOTAL			**4.776.700**		-
PASIVO					
PASIVO CORRIENTE					
PROVEEDORES	4.199.095 USD	3,80000	15.956.560	2.541.812 USD	4.972.283
	205.200 FRF	0,53107	108.975	205.200 FRF	76.669
DEUDAS FINANCIERAS	64.472.116 USD	3,80000	244.994.039	67.767.859 USD	132.567.240
OTRAS DEUDAS	589.165 USD	3,80000	2.238.827	430.925 USD	842.974
TOTAL			**263.298.401**		**138.459.166**
PASIVO NO CORRIENTE					
PROVEEDORES	- USD	-	-	2.061.638 USD	4.032.969
DEUDAS FINANCIERAS	86.211.038 USD	3,80000	327.601.945	108.979.161 USD	213.184.639
TOTAL			**327.601.945**		**217.217.608**

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO H

Compras y Gastos de Fabricación, Administración y Comercialización

Por el ejercicio terminado el 30 de junio de 2002 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1)

	2002				2001
RUBROS	**COMPRAS Y GASTOS DE FABRICACION**	**GASTOS DE ADMINIS-TRACION**	**GASTOS DE COMERCIA-LIZACION**	**TOTAL**	**TOTAL**
Materia prima	456.011.739	-	-	456.011.739	545.802.226
Mano de Obra	86.210.149	10.218.328	23.099.537	119.528.014	170.770.223
Fletes y Traslados	23.603.201	1.443.389	48.421.466	73.468.056	98.864.782
Envases y Embalajes	127.628.550	-	2.896.644	130.525.194	119.550.144
Deudores Incobrables	-	-	22.777.770	22.777.770	7.604.702
Depreciación de Bienes de Uso (1)	31.505.544	486.939	1.857.087	33.849.570	33.588.838
Conservación de Bienes de Uso	7.082.638	89.193	516.214	7.688.045	13.925.812
Combustible y Energía Eléctrica	17.777.240	134.397	1.102.084	19.013.721	23.675.174
Publicidad, Promoción y Otros	5.474	1.179.324	42.641.870	43.826.668	47.431.991
Impuestos	9.732.143	57.577	11.281.914	21.071.634	19.618.461
Otros Servicios	2.221.462	1.861.567	4.365.885	8.448.914	7.975.188
Servicios Contratados a 3º	19.299.885	1.664.797	15.464.291	36.428.973	49.060.521
Otros	15.866.187	4.632.968	33.099.358	53.598.513	69.510.939
Total 2002	796.944.212	21.768.479	207.524.120	1.026.236.811	-
Total 2001	957.197.937	32.777.907	217.403.157	-	1.207.379.001

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

Estados Contables Básicos No Reexpresados

Información no auditada y no cubierta por el Informe del Auditor (Expresado en Pesos)

Estado de Situación Patrimonial

Al 30 de junio de 2002

ACTIVO CORRIENTE	
DISPONIBILIDADES	312.584
INVERSIONES	956.975
CREDITOS	206.566.494
BIENES DE CAMBIO	111.074.618
CARGOS DIFERIDOS	5.090.362
TOTAL ACTIVO CORRIENTE	324.001.033
ACTIVO NO CORRIENTE	
CREDITOS	50.767.831
INVERSIONES	53.175.083
BIENES DE USO	422.902.430
OTROS ACTIVOS	15.165.210
BIENES INMATERIALES	1.038.086
CARGOS DIFERIDOS	3.684.451
TOTAL ACTIVO NO CORRIENTE	546.733.091
TOTAL DEL ACTIVO	870.734.124

PASIVO CORRIENTE	
DEUDAS	
Comerciales	202.692.728
Financieras	267.779.030
Otras Deudas	38.392.186
TOTAL PASIVO CORRIENTE	508.863.944
PASIVO NO CORRIENTE	
DEUDAS	
Comerciales	2.806.780
Financieras	327.601.945
Otras Deudas	4.912.806
PREVISIONES	8.969.146
TOTAL PASIVO NO CORRIENTE	344.290.677
TOTAL DEL PASIVO	853.154.621
PATRIMONIO COOPERATIVO NETO	
CAPITAL SOCIAL COOPERATIVO	156.166.622
RESERVAS Y FONDOS	121.600.389
RESULTADOS DE EJERCICIOS ANTERIORES	(13.800.000)
RESULTADOS DEL EJERCICIO	(246.387.508)
TOTAL PATRIMONIO NETO	17.579.503
PASIVO MAS PATRIMONIO NETO	870.734.124

Estado de Resultados

Por el ejercicio terminado el 30 de junio de 2002

RUBROS	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES
VENTAS NETAS	662.076.667	3.658.920	665.735.587
COSTO DE VENTAS	434.651.368	1.100.895	435.752.263
RESULTADO BRUTO	227.425.299	2.558.025	229.983.324
Menos (Más):			
Gastos de Comercialización	126.151.677	6.468	126.158.145
Gastos de Administración	13.187.555	68.942	13.256.497
Resultados Financieros (incluye dif. de cambio)	279.357.226	1.398.083	280.755.309
Impuesto al Débito y Crédito Bancario	4.458.328	23.835	4.482.163
Otros Gastos no Ordinarios	19.452.020	103.992	19.556.012
(PERDIDA) GANANCIA OPERATIVA	(215.181.507)	956.705	(214.224.802)
RESULTADO INV. PERMANENTES			(18.084.560)
OTROS EGRESOS NETOS			(14.078.146)
PERDIDA NETA DEL EJERCICIO			(246.387.508)

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

INFORME DEL AUDITOR

A los Señores Consejeros de
SANCOR COOPERATIVAS UNIDAS LIMITADA

1. Hemos auditado el estado de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de junio de 2002 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha. Asimismo, hemos auditado el estado de situación patrimonial consolidado de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas al 30 de junio de 2002 y los correspondientes estados consolidados de resultados y de origen y aplicación de fondos por el ejercicio terminado en esa fecha, que se exponen como información complementaria en el apéndice II a los estados contables antes citados. Dichos estados contables son responsabilidad de la Dirección de la Sociedad Cooperativa. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestra auditoría.

2. Los estados contables de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de junio de 2001 y los estados contables consolidados de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas a esa misma fecha, presentados con fines comparativos, fueron auditados por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen. Dicha auditoría culminó con un informe de fecha 6 de septiembre de 2001, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó salvedades determinadas relacionadas con una limitación en el alcance sobre ciertas inversiones en sociedades controladas y con el criterio de valuación de los productos terminados a su valor neto de realización, y una salvedad indeterminada por incertidumbre sobre la recuperabillidad de ciertas cuentas por cobrar, cuyo efecto fue registrado por la Sociedad Cooperativa en los estados contables al 30 de junio de 2002 al confirmarse los indicios de incobrabilidad durante el ejercicio terminado en dicha fecha. La corrección de la salvedad relativa al criterio de valuación de los productos terminados, descripta en la nota 2.3 a los estados contables adjuntos, fue incorporada por la Dirección de la Sociedad Cooperativa a los estados contables al 30 de junio de 2001, con posterioridad a la emisión del mencionado informe de auditoría.

3. Excepto por lo indicado en los párrafos 4. y 5., nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objeto de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, asi como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Sociedad Cooperativa y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestra auditoría y el informe del perito independiente mencionado en el párrafo 6. nos brindan una base razonable para fundamentar nuestra opinión.

4. No hemos auditado ni aplicado procedimientos de auditoría sobre los estados contables de las sociedades controladas Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, SanCor México S.R.L., San Marco S.A., Aproagro S.A. y Nobleplus S.A., al 30 de junio de 2002. Estos estados contables, auditados por otros contadores independientes de acuerdo a lo mencionado en la nota 2.4 a los estados contables adjuntos, fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 30 de junio de 2002 mediante el método de valor patrimonial proporcional. Los informes de los contadores independientes son sin salvedades. Por lo tanto, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 30 de junio de 2002, que (a) involucran inversiones, cuentas por cobrar y pasivos por $ 17.805.643, $ 90.491.075 y $ 7.476.072, respectivamente, y pérdidas por inversiones permanentes por $ 21.877.565, en los estados contables individuales a dicha fecha,y (b) representan el 10%, 2%, 8% y 1% de los activos, pasivos, ingresos por ventas y resultado operativo consolidados, respectivamente, a esa misma fecha.

5. Tal como se indica en la nota 2.4 a los estados contables adjuntos, al 30 de junio de 2002, la Sociedad Cooperativa mantiene derechos a recibir títulos registrados en el rubro inversiones no corrientes por $ 4.776.700. A la fecha de emisión de los estados contables adjuntos, no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

6. Tal como se indica en la nota 2.5 a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, en base a tasaciones efectuadas por un perito independiente. Nuestra opinión indicada en el párrafo 9. en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho perito.

7. Tal como se indica en las notas 10 y 11 a los estados contables adjuntos, al 30 de junio de 2002, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos mantenidos con la International Finance Corporation y de la segunda serie de obligaciones negociables sobre la base de propuestas de pago realizadas a los acreedores que incluyen quitas y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital previstas en dichos contratos de préstamo. De acuerdo con los mencionados contratos, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas y de los intereses de las obligaciones negociables a las tasas pactadas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previstos en los contratos para exigir el pago anticipado, y en las expectativas favorables del proceso de negociación que se está manteniendo con los acreedores, la Sociedad Cooperativa (a) ha mantenido clasificadas como deudas financieras no corrientes $ 323.175.000,

correspondientes a los préstamos mencionados, y (b) no ha registrado la diferencia entre el monto de los intereses devengados registrados por la Sociedad Cooperativa y el importe que surgiría de cumplir con las pautas establecidas en el prospecto de emisión de las FRN, y cuyo monto se indica en la nota 11 a los estados contables adjuntos. La clasificación y registración de los pasivos mencionados está sujeta al resultado de las mencionadas negociaciones.

8. Como se describe en la nota 14.a) a los estados contables adjuntos, durante los primeros meses del año 2002, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991. Las principales consecuencias del conjunto de medidas adoptadas por el Gobierno Nacional y detalladas en la mencionada nota, son (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública externa, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción de realizar transferencias al exterior en concepto de servicios de capital de préstamos financieros sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos, y (f) las restricciones al acceso a créditos financieros. Este contexto económico ha impactado en la Sociedad Cooperativa generando, entre otros aspectos, un incremento de la morosidad de su cartera de créditos, una caída en el volumen de las ventas, una importante pérdida por la devaluación del peso argentino y una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros, y que originaron la situación previamente mencionada en el párrafo 7.

Tal como se menciona en la nota 14.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en el desarrollo de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el incremento de las exportaciones y los resultados positivos que se esperan de las negociaciones mencionadas tendientes a reestructurar sus obligaciones financieras, permitirían alcanzar resultados operativos favorables que compensen parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y revertir la actual situación. Los estados contables mencionados en el párrafo 1. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones, y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

9. En nuestra opinión, basada en nuestra auditoría y en el informe del perito independiente mencionado en el párrafo 6. excepto por el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 4. y 5., y sujeto al efecto de los ajustes y reclasificaciones, si los hubiere, que pudieran haberse requerido de haberse conocido la resolución de las incertidumbres indicadas en los párrafos 7. y 8., los estados contables mencionados en el párrafo 1. presentan razonablemente en todos sus aspectos significativos, la situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA y la situación patrimonial consolidada de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas al 30 de junio de 2002, y los respectivos resultados de sus operaciones y sus orígenes y aplicaciones de fondos por el ejercicio terminado en esa fecha, de conformidad con las normas contables profesionales vigentes en Argentina, y las normas pertinentes de la Comisión Nacional de Valores, la Resolución Nº 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, todas ellas aplicadas de manera uniforme respecto del ejercicio anterior, luego de dar efecto retractivo a la corrección en el criterio de valuación de los productos terminados, con la que estamos de acuerdo, y que está descripta en la nota 2.3 a los estados contables adjuntos.

10. En cumplimiento de disposiciones legales vigentes y de la Bolsa de Comercio de Buenos Aires, informamos que:

a) Los estados contables al 30 de junio de 2002, se encuentran asentados en el libro Inventario y Balances.

b) Dichos estados contables surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes en Argentina.

c) Al 30 de junio de 2002, según surge de los registros contables de la Sociedad Cooperativa, la deuda devengada en concepto (i) de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones y (ii) del impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva, ascienden a $ 2.533.373 y $ 66.326, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires, 6 de septiembre de 2002

Firmado a efectos de su identificación con
nuestro informe de fecha 06-09-02
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

INFORME DE LA COMISION FISCALIZADORA

A las cooperativas adheridas:

A través del presente, nos es grato informar sobre las gestiones realizadas en el 62º ejercicio económico.

Durante este período, se ha concurrido regularmente a las reuniones del Consejo de Administración, Comité de Dirección, de sus Comisiones Internas y otras creadas para el tratamiento de temas especiales. Asimismo, se han realizado diversos análisis tendientes a velar por el adecuado funcionamiento de la cooperativa.

A partir de la labor cumplida, podemos opinar que lo actuado por los órganos directivos y ejecutivos de la cooperativa se ajusta a los estatutos, reglamentos y disposiciones legales en vigencia. Al mismo tiempo vertimos nuestra opinión favorable en cuanto a la documentación que integra los Estados Contables en su conjunto, la Memoria, los Anexos y las Notas Complementarias.

El ejercicio finalizado ha estado signado por una serie de importantes cambios y transformaciones operados en el modelo económico y en la Ley de Convertibilidad vigente desde el año 1991, cuyas principales consecuencias son: la devaluación de la moneda nacional, la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos dentro del país, las restricciones al retiro de los depósitos en las instituciones financieras, la falta de cumplimiento de los compromisos externos de la deuda pública y el incremento de precios internos. Todo ello ha agravado el contexto recesivo de la economía en su conjunto y afectado inevitablemente a la cooperativa, que con el trabajo y sacrificio de cada uno de los que la componemos ha podido aplicar los esfuerzos para revertir esta situación, fortalecerse y prepararse para afrontar el futuro.

Por último, vaya nuestro agradecimiento a las cooperativas primarias, los productores y todo el personal de SanCor, por el apoyo brindado durante este ejercicio, y nuestro deseo para el nuevo Consejo de Administración del mayor éxito en su gestión.

Atentamente.



RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratificamos nuestras firmas que obran litografiadas en las hojas que anteceden.

MIGUEL OMAR ALTUNA
Presidente

EMILIO GERARDO WALTER
Secretario

ALBERTO EDUARDO SANCHEZ
Tesorero

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

OSCAR ANTONIO CERUTTI
Subgerente General
a/c de la Gerencia General

RATIFICACION DE FIRMA LITOGRAFIADA

Por la presente ratifico mi firma que obra litografiada en las hojas que anteceden desde la página 39 hasta la página 77.

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

INDICE

SanCor

Administración Central

Tte. Gral. Richieri 15 / S2322FYA Sunchales
Provincia de Santa Fe / República Argentina
Tel. 54 3493 428000 / Fax 54 3493 421158
Centro de Atención al Consumidor: 0800 77 SANCOR (726267)
E-mail: sancor@sancor.com.ar
Web site: www.sancor.com